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Exhibit 99.2

NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR

Annual meeting of shareholders May 7, 2014

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting of the common shareholders (the "Meeting") of TALISMAN ENERGY INC. (the "Company") will be held in the Exhibition Hall, North Building of the Calgary TELUS Convention Centre, 136 – 8th Avenue SE, Calgary, Alberta, Canada, on May 7, 2014 at 11:00 a.m. (Mountain Daylight Time) for the following purposes:

1.
to receive the annual report and the consolidated financial statements of the Company for the year ended December 31, 2013 together with the report of the auditor thereon;

2.
to elect the directors for the ensuing year;

3.
to appoint the auditor for the ensuing year;

4.
to confirm By-Law No. 2;

5.
to reconfirm the Shareholder Rights Plan;

6.
to vote, on an advisory basis, on the acceptance of the Company's approach to executive compensation, as described in the Management Proxy Circular accompanying this Notice of Meeting;

7.
to vote on a shareholder proposal submitted to the Company; and

8.
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The procedures by which shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether a shareholder is a registered shareholder (that is, a shareholder who holds common shares directly in his, her or its own name and is entered on the register of common shareholders), or a non-registered shareholder (that is, a shareholder who holds common shares through an intermediary such as a bank, trust company, securities dealer or broker).

YOUR VOTE IS IMPORTANT. Registered holders of common shares unable to attend the Meeting in person are requested to complete the enclosed Form of Proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Mountain Daylight Time) on May 5, 2014, or two business days preceding any adjournment of the Meeting. Alternatively, telephone and Internet voting options are available. Please see the Form of Proxy for more details. Non-registered shareholders are advised to refer to the Company's Management Proxy Circular and to the Voting Instruction Form for instructions relevant to them. Late proxies may be accepted or rejected by the Chairman of the Meeting at his sole discretion; the Chairman of the Meeting is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

DATED at Calgary, Alberta, this 3rd day of March, 2014.

BY ORDER OF THE BOARD

C. Tamiko Ohta
Vice President, Legal and Corporate Secretary

Full instructions explaining the process for a shareholder to attend the Meeting in person are set out in the Management Proxy Circular accompanying this Notice of Meeting. Shareholders who have questions may call Kingsdale Shareholder Services toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

MANAGEMENT PROXY CIRCULAR

Table of Contents

I.	Executive Summary	2

II.	General Proxy Information	4

	Distribution of Meeting Materials	4

	Questions & Answers – Voting and Proxies	4

III.	Business of the Meeting	8

	Election of Directors	8

	Appointment of Auditor	18

	Confirmation of Advance Notice By-Law	18

	Reconfirmation of Shareholder Rights Plan	18

	Advisory Vote on Executive Compensation	20

	Shareholder Proposal	20

IV.	Corporate Governance	22

	Communications and Shareholder Engagement	22

	Standards & Practices	23

	Governance Principles	23

	Role of the Board	24

	About the Board	26

	Board Committees	35

V.	Director Compensation	42

	Compensation Philosophy and Program Design	42

	Annual Compensation Review Process	42

	Director Compensation Elements	43

	Director Compensation Tables	45

VI.	Executive Compensation	47

	Letter to Shareholders	48

	Compensation Discussion and Analysis	51

	Executive Compensation Tables	80

VII.	Other Information	91

	Securities Authorized For Issuance Under Equity Compensation Plans	91

	Employee Stock Option Plan	91

	Indebtedness of Directors and Officers	92

	Interests of Informed Persons in Material Transactions	92

	Shareholder Proposals	93

	Additional Information	93

	Directors' Approval	93

Appendix A – Terms of Reference – Board of Directors		94

Appendix B – By-Law No. 2		97

Appendix C – Shareholder Rights Plan Summary		100

Appendix D – Advisories		101

I.      EXECUTIVE SUMMARY

This summary highlights information contained elsewhere in the Circular. We encourage you to read the entire Circular for complete information before voting.

Talisman's Strategy

Throughout 2013, the Company's Board of Directors and executive officers developed and implemented a new strategic direction for the Company based on the following key priorities:

•
Living within the Company's means – committed to capital discipline and maintaining a strong balance sheet

•
Focused Capital Program – on near-term, high value projects in two core areas

•
Improving operational performance and cash margins

•
Unlocking net asset value – dispose or dilute primarily non-core, capital intensive and long dated assets

Succession Planning at Talisman

In 2013, Mr. Hal Kvisle announced his intention to leave his position as Chief Executive Officer by the end of 2014. A CEO Succession Committee has been established by the Board to lead the process of developing a CEO job description, identifying candidates, and recommending candidates to the Board, which will ultimately select the next CEO of the Company.

Corporate Governance and Compensation Highlights

Corporate Governance

✓	Holds "Say on Pay" vote (page 20)
✓
Board renewal was a top priority in 2013, with five new directors added to the Board bringing extensive experience and skills in areas most critical to the oversight of the Company's evolving strategy (pages 8 and 9)
✓	Board Succession Policy includes principle of increasing Board diversity over time (page 32)
✓	Majority voting in place (page 17)
✓	No director interlocks (page 29)
✓	No actively serving public company CEOs on Human Resources Committee ("HRC") (page 37)
✓	No stock option grants to non-executive Directors (page 45)

Executive Compensation

✓	Active engagement between Board and shareholders around executive compensation and disclosure practices (page 48)
✓	Executive officers' compensation is closely linked to performance; in particular, long-term compensation based, in part, on relative total shareholder return going forward (page 75)
✓
Executive officers' compensation is subject to clawback in the event of a material noncompliance with any financial reporting requirement under the securities laws resulting in a restatement of financial results (page 57)
✓	CEO share ownership guideline increased to 5x salary (page 77)
✓	HRC engaged an independent compensation consultant (page 53)
✓	Updated peer group companies (page 52)
✓	Executive officers are prohibited from purchasing financial instruments to hedge or offset securities and long-term incentives (page 57)
✓	In 2012, the form of employment contract for future executive officers was revised to remove "single-trigger" change of control payments (page 77)
✓	Do not have compensation programs that incentivize excessive risk (page 56)
✓	New CEO contract will have a severance payment of 2.0x annual base salary (page 86)

2       TALISMAN ENERGY

Matters to be voted on at the Meeting		Board Recommendation
Proposal 1 –	Election of all individual directors	FOR
Proposal 2 –	Appointment of the Company's auditor	FOR
Proposal 3 –	Confirmation of the Advance Notice By-law	FOR
Proposal 4 –	Reconfirmation of the Shareholder Rights Plan	FOR
Proposal 5 –	Advisory vote on the Company's approach to executive compensation ("Say on Pay")	FOR
Proposal 6 –	Shareholder proposal	AGAINST

Key Voting Deadline:    Proxies must be received by Talisman's Transfer Agent, Computershare Trust Company of Canada, no later than 11:00 a.m. (Mountain Daylight Time) on May 5, 2014. If you have any questions or need assistance completing your Form of Proxy or Voting Instruction Form, please call Kingsdale Shareholder Services toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email contactus@kingsdaleshareholder.com.

MANAGEMENT PROXY CIRCULAR       3

II.      GENERAL PROXY INFORMATION

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of TALISMAN ENERGY INC. (the "Company" or "Talisman") for use at the annual meeting of common shareholders of the Company (the "Meeting") and at any adjournment thereof, for the purposes set forth in the attached notice of Meeting ("Notice of Meeting"). The Meeting is to be held in the Exhibition Hall, North Building of the Calgary TELUS Convention Centre, 136 – 8th Avenue SE, Calgary, Alberta, Canada, on Wednesday, May 7, 2014 at 11:00 a.m. (Mountain Daylight Time). Please read this Circular to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

All dollar amounts in this Circular are presented in Canadian dollars ("C$"), except where otherwise indicated.

Distribution of Meeting Materials	4

Questions & Answers – Voting and Proxies	4

Meeting	4

Who Can Vote	5

How To Vote	5

Changing Your Vote	7

General Information	7

Distribution of Meeting Materials

This Circular and related Meeting materials are being sent to both registered and non-registered owners of common shares of the Company ("Common Shares"). You may receive multiple packages of Meeting materials if you hold Common Shares through more than one intermediary, or if you are both a registered shareholder and a non-registered shareholder for different shareholding accounts.

Should you receive multiple packages, you should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all the Common Shares from the various shareholding accounts are voted at the Meeting.

Questions & Answers – Voting and Proxies

Your vote is very important to Talisman. We encourage you to exercise your right to vote through one of the various methods outlined below.

The questions and answers below give general guidance for voting your Common Shares. Unless otherwise noted, all answers relate to both registered and non-registered shareholders. If you have any questions, you may call Kingsdale Shareholder Services ("Kingsdale") toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

Meeting

Q:      What am I voting on?

A:
You will be voting on:

•
election of directors;

•
appointment of the auditor;

•
confirmation of By-law No. 2;

•
reconfirmation of the Shareholder Rights Plan;

•
acceptance, on an advisory basis, of the Company's approach to executive compensation, as described in the Circular; and

•
a shareholder proposal.

Q:       What if there are amendments or if other matters are brought before the Meeting?

A:
Your proxyholder has discretionary authority for amendments that are made to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting, or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendments or other matters to be presented at the Meeting; however, if any such matter is presented, your Common Shares will be voted in accordance with the best judgment of the proxyholder named in the form of proxy. Where you have not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and your Common Shares will be voted in accordance with the best judgment of the management nominee.

4       TALISMAN ENERGY

Who Can Vote

Q:       Am I entitled to vote?

A:
You are entitled to vote if you were a holder of Common Shares as of the close of business on March 10, 2014, which is the record date for the Meeting. Each Common Share is entitled to one vote.

How To Vote

Q:       How do I vote?

A:
How you vote depends on whether you are a registered shareholder or a non-registered shareholder. Please read carefully the voting instructions below that are applicable to you.

Q:       Am I a registered shareholder?

A:
Only a relatively small number of shareholders of Talisman are registered shareholders. You are a registered shareholder if you hold any Common Shares: (a) in your own name and you have a share certificate; or (b) through the Direct Registration System. As a registered shareholder, you are identified on the share register maintained by the Company's registrar and transfer agent, Computershare Trust Company of Canada ("Computershare"), as being a shareholder.

Q:       Am I a non-registered shareholder (also commonly referred to as a beneficial shareholder)?

A:
Most shareholders of Talisman are non-registered shareholders. You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. Your ownership interest in Common Shares is recorded in an electronic system maintained by parties other than the Company. You are not identified on the share register maintained by Computershare as being a shareholder; rather, the Company's share register shows the shareholder of your Common Shares as being the intermediary through which you own the shares.

Q:      How do I vote if I am a registered shareholder?

A:
If you are a registered shareholder, you may vote your Common Shares in one of the following ways:

  1.    Attend the Meeting

  If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the materials sent to you. Simply attend the Meeting, register with Computershare at the registration table and you will be entitled to vote during the course of the Meeting.

  2.    By Proxy

  You can vote by proxy whether or not you attend the Meeting. To vote by proxy, please complete the enclosed form of proxy and return it in accordance with the instructions provided.

  You may choose the directors included on the form of proxy to be your proxyholder, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are C.R. Williamson, Chairman of the Board of Directors and a director of the Company, and H.N. Kvisle, President and Chief Executive Officer ("CEO") and a director of the Company. Unless you choose another person or company to be your proxyholder, you are giving these people the authority to vote your Common Shares at the Meeting or at any adjournment of the Meeting.

  To appoint another person or company to be your proxyholder, you should insert the other person's name or the company's name in the space provided. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares. If you do not insert a name, the directors and officer named above are appointed to act as your proxyholder.

  You may also use a different form of proxy than the one included with the materials sent to you, if you so desire. Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 11:00 a.m. (Mountain Daylight Time) on May 5, 2014 or two business days before any adjournment of the Meeting.

  Registered shareholders may vote by proxy by any of the following means:

  •
  by mail to the address listed above (a prepaid and pre-addressed envelope is enclosed);

  •
  by hand or by courier to the address listed above;

  •
  by telephone at 1-866-732-VOTE (8683); or

  •
  by Internet at www.investorvote.com.

MANAGEMENT PROXY CIRCULAR       5

Q:       How will my shares be voted?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST, WITHHOLD or ABSTAIN, as applicable), then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

  Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

  FOR the election of all individual director nominees named in this Circular;

  FOR the appointment of the auditor named in this Circular;

  FOR the confirmation of By-law No. 2;

  FOR the reconfirmation of the Shareholder Rights Plan;

  FOR the advisory resolution to accept the Company's approach to executive compensation; and

  AGAINST the shareholder proposal.

Q:       What if my Common Shares are registered in more than one name or in the name of a company?

A:
If the Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If the Common Shares are registered in a company's name or any name other than your own, you must provide documents showing your authorization to sign the form of proxy for that company or name.

Q:       How do I vote if I am a non-registered shareholder?

A:
If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

  1.    Through your intermediary

  A voting instruction form should be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form, and communicate your voting instructions in accordance with the voting instruction form.

  If you subsequently wish to change your voting instructions, contact your intermediary to discuss whether this is possible and what procedure to follow.

  2.    Attend the Meeting

  If you wish to vote in person at the Meeting, you should take these steps:

  •
  Insert your name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder.

  •
  Do not otherwise complete the form, as you will be voting at the Meeting.

  •
  When you arrive at the Meeting, please register with Computershare at the registration table.

  Please note that you will not be admitted to vote at the Meeting by presenting a voting instruction form.

  3.    Designate another person to be appointed as your proxyholder

  You can choose another person (including someone who is not a shareholder of the Company) to vote for you as proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person's name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. When your proxyholder arrives at the Meeting, he or she should register with Computershare at the registration table.

6       TALISMAN ENERGY

Changing Your Vote

Q:      Can I revoke my proxy or voting instructions?

A:
If you are a registered shareholder of Common Shares, you may revoke your proxy by taking one of the following steps:

•
you may submit a new proxy to Computershare before 11:00 a.m. (Mountain Daylight Time) on May 5, 2014 or two business days before any adjournment of the Meeting; or

•
you (or your attorney, if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of the Company, Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or

•
you (or your attorney, if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, at which the proxy is to be used.

  If you are a non-registered shareholder, you should contact your intermediary through which you hold Common Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your intermediary.

General Information

Q:      How many shares are entitled to vote?

A:
As of February 28, 2014, there were 1,035,831,509 Common Shares outstanding. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted upon at the Meeting. In addition to the Company's outstanding Common Shares, there are 8,000,000 First Preferred Shares, Series 1 ("Preferred Shares") outstanding as at February 28, 2014. Holders of Preferred Shares do not have the right to vote their Preferred Shares at the Meeting.

  To the knowledge of the Company's directors and executive officers, Franklin Resources, Inc. and its affiliates ("Franklin Templeton") is the only shareholder that beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Based on its most recent alternative monthly report, Franklin Templeton beneficially owns or controls, directly or indirectly, 106,656,848 shares, representing 10.30% of the outstanding Common Shares of the Corporation. Each of CDS Clearing and Depository Services Inc. and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their respective participants.

Q:       Who counts the votes?

A:
For any matter for which a vote is taken at the Meeting by ballot, the votes, including those cast by way of proxies, will be counted by the scrutineers appointed at the Meeting. It is expected that representatives of Computershare will act as scrutineers at the Meeting.

Q:      Who is soliciting my proxy?

A:
Management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use telephone or electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forwarding proxy material to non-registered shareholders.

  The Company has retained Kingsdale to assist in the solicitation of proxies for the Meeting, at a cost anticipated not to exceed $47,000 (not including disbursements).

  The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Q:      Who do I contact if I have questions?

A:
If you have any questions, you may call Kingsdale toll-free at 1-866-581-1570 in North America or call collect at (416) 867-2272 outside North America or email at contactus@kingsdaleshareholder.com.

MANAGEMENT PROXY CIRCULAR       7

III.      BUSINESS OF THE MEETING

Election of Directors	8

Recent Changes in Board Composition	8

Director Profiles	9

Director Attendance	17

Majority Voting Policy	17

Appointment of Auditor	18

Confirmation of Advance Notice By-law	18

Reconfirmation of Shareholder Rights Plan	18

Advisory Vote on Executive Compensation	20

Shareholder Proposal	20

Election of Directors

The Board of Directors ("Board") is elected annually and consists of such number as fixed from time to time by resolution of the directors, such number being not less than four and not more than 20. There are currently 14 directors. Mr. Dalton will be retiring from the Board at the Meeting. The number of directors to be elected at the Meeting has been fixed at 13.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board in advance of such meetings. It is also expected that members of the Board will actively participate in determining and setting the Company's strategy as well as the long- and short-term goals and interests of the Company.

Management of the Company proposes to nominate for election as directors at the Meeting the persons listed in "Director Profiles". Each elected director will hold office until the next annual meeting. All proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.

Recent Changes in Board Composition

Over the past 18 months, there have been significant changes in the composition of the Board, including the appointment of five new directors. The following describes the changes that have occurred during that time.

In 2012, the Board determined the need for a change in the Company's strategic direction and the leadership required to effect that change. As a result, Harold N. Kvisle, who was then a director of the Company, was appointed President and Chief Executive Officer on September 10, 2012. At that time, with the resignation from the Board of the previous President, the Board consisted of ten directors.

With the review and development of a new strategic direction, the Governance and Nominating Committee of the Board considered the skills and experience needed on the Board, as a whole, in order to ensure that the skills and experience sought in, and offered by, Board members are appropriate to provide oversight of the new strategic priorities of the Company. The Committee concluded that while the new strategy did not require additional skills, the effective oversight of the new strategic direction implied a re-prioritization of those skills and experiences already considered in the director evaluation and selection process. Notably, effective oversight of the review and implementation of the four strategic priorities established by the Board requires particularly robust experience with respect to: transactions and M&A; financial acumen, with a particular understanding of capital discipline; oil and gas; leadership; and driving strategy. All of these prioritized skills and experience were already considered in the director selection process, but took on particular primacy in light of the Company's evolving strategy. The Governance and Nominating Committee determined that adding additional independent directors would be appropriate.

The first focus of its recruitment efforts was to find an independent director with a track record of unlocking value for shareholders. That led to the Board identifying, interviewing and ultimately appointing Mr. Brian M. Levitt as a director on February 28, 2013, to fill the then existing vacancy on the Board. Details on Mr. Levitt are set forth on page 12.

The Governance and Nominating Committee further determined that an additional two directors with oil and gas and transactional experience would be desirable. The Committee engaged the services of Korn Ferry International to assist in the identification of

8       TALISMAN ENERGY

potential candidates with oil and gas experience. The Committee also engaged with certain shareholders in the process of identifying potential candidates.

The search by the Governance and Nominating Committee for potential directors with oil and gas experience led to the identification, interview and ensuing appointments of Mr. Tom Ebbern on June 11, 2013 and Mr. Henry Sykes on July 29, 2013. Details on Mr. Ebbern are set forth on page 11 and details on Mr. Sykes are set forth on page 14.

The appointments of Messrs. Ebbern and Sykes increased the size of the Board to 13 directors. In making the appointments, the Board took into consideration the fact that two of the existing directors, Messrs. Kevin Dunne and William Dalton, were scheduled to retire within the next year.

On September 25, 2013, Mr. Carl C. Icahn, the Chairman of Icahn Enterprises L.P., reported that Icahn Enterprises and its affiliates had acquired a significant shareholding position in the Company and intended to have conversations with members of the Company's management. The Company subsequently entered into a Nomination and Standstill Agreement, along with an associated confidentiality agreement, with Mr. Icahn and his affiliates (the "Icahn Group") on December 1, 2013. Pursuant to the Nomination and Standstill Agreement, in early December Mr. Samuel J. Merksamer and Mr. Jonathan Christodoro, each of whom are managing directors of Icahn Capital L.P., a subsidiary of Icahn Enterprises, were appointed as directors of the Company. Mr. Kevin Dunne, who had reached the end of his term, retired from the Board, resulting in there now being 14 directors. Further details on Mr. Merksamer are set forth on page 13 and further details on Mr. Christodoro are set forth on page 11.

Pursuant to the agreement with the Icahn Group, Mr. Merksamer has been appointed a member of the CEO Succession Committee, a committee of the Board established to oversee the Company's CEO succession process. See page 35 for further information on the CEO Succession Committee. In addition, Mr. Icahn has agreed to vote the shares of the Company that he controls in support of the nominees set forth in this Circular. The Nomination and Standstill Agreement has been filed with securities regulatory authorities and is available through SEDAR at www.sedar.com.

The proposed nominees for election as directors at the Meeting are all of the existing directors other than Mr. Dalton.

No further changes to the Board are anticipated in the near term other than the appointment as a director of the person selected to succeed Mr. Kvisle as the President and Chief Executive Officer of the Company.

The following table illustrates the recent changes and how Talisman's Board renewal kept pace with the Company's evolving strategy:

Director Profiles

The following tables set forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Company, principal occupation or employment for the past five years or more, educational qualifications, other current public company directorships (including related Board committee memberships) and directorships in non-public companies, organizations or other entities that require a significant time commitment on the part of the nominee. Each of the nominees who has previously served as a director of the Company has done so since the year he or she first became a director.

MANAGEMENT PROXY CIRCULAR       9

Christiane Bergevin
Age: 511
Montreal, Quebec
Canada
Director since 2009
Independent2
 2013 Vote Result
95% FOR

Christiane Bergevin has been the Executive Vice-President, Desjardins Group Partnerships and Business Development, Office of the President, of Desjardins Group (Canadian financial cooperative institution) since September 2013. From August 2009 to September 2013 she was the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. ("SNC-Lavalin") (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held executive finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (with Distinction) from McGill University and graduated from the Wharton School of Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		14/14	100%
Governance & Nominating		6/6	100%	23/23	100%
Health, Safety, Environment & Corporate Responsibility		3/3	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

None			N/A

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

QTrade Financial Group			Governance (Chair)
The Canadian Chamber of Commerce			International Strategic Advisory; Policy

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	2,000	63,938	65,938	$751,693	N/A
2013	2,000	43,419	45,419	$576,821	N/A
2012	2,000	23,413	25,413	$349,175	N/A

Note: In addition to the Common Shares and DDSUs, Ms. Bergevin also holds 300 First Preferred Shares Series 1.

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Donald J. Carty, O.C.
Age: 671
Dallas, Texas
United States
Director since 2009
Independent2
 2013 Vote Result
90% FOR

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		13/14	93%
Audit		6/6	100%	27/28	96%
Human Resources (Chair)		7/7	100%
CEO Succession		1/1	100%

Note: Mr. Carty missed one special Board meeting due to a schedule conflict.

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Canadian National Railway Co.			Audit; Finance; Corporate Governance & Nominating;
			Strategic Planning

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Porter Airlines Inc. (Chairman)			Audit; Compensation
Virgin America Airlines (Chairman)			Compensation
Research Now Group, Inc. (Chairman)

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	10,000	50,050	60,050	$684,570	N/A
2013	10,000	36,628	46,628	$592,176	N/A
2012	10,000	23,019	33,019	$453,681	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 16.

10       TALISMAN ENERGY

[Photo
not
available]

Jonathan Christodoro
Age: 371
Paramus, New Jersey
United States
Director since 2013
Independent2

Jonathan Christodoro has served as a Managing Director of Icahn Capital L.P. (private investment firm) since July 2012. Prior to that, Mr. Christodoro served in various investment and research roles at P2 Capital Partners, LLC, Prentice Capital Management, LP, S.A.C. Capital Advisors, LP and Morgan Stanley (financial/investment firms). Mr. Christodoro holds a Masters of Business Administration from the University of Pennsylvania's Wharton School of Business with Distinction and a Bachelor of Science in Applied Economics and Management Magna Cum Laude with Honors Distinction in Research from Cornell University. Mr. Christodoro also served in the United States Marine Corps.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		1/1	100%
Reserves		0/0	N/A	1/1	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Enzon Pharmaceuticals, Inc. (Chairman)			Compensation; Governance & Nominating
Herbalife Ltd.			Compensation
Hologic, Inc.			Corporate Strategy

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

None			N/A

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	0	6,800	6,800	$77,520	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Thomas W. Ebbern
Age: 551
Calgary, Alberta
Canada
Director since 2013
Independent2

Thomas Ebbern has been Chief Financial Officer of North West Upgrading Inc. (bitumen refining) since January 2012. He was formerly Managing Director, Investment Banking, of Macquarie Capital Markets Canada Ltd., a subsidiary of Macquarie Group Limited. Prior to that, he was Managing Director of Tristone Capital Inc., an energy advisory firm that was acquired by Macquarie. He began his career as a geophysicist with Gulf Canada in 1982. Mr. Ebbern holds a Bachelor of Science degree in Geological Engineering from Queen's University and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		10/10	100%
Audit		3/3	100%	14/14	100%
Reserves		1/1	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

None

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Wellspring Calgary			Investment Committee only
Palisade Capital Management Ltd.			Advisory Board
Kootenay Capital Management Corp.			Advisory Board

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	10,000	17,190	27,190	$309,966	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 16.

MANAGEMENT PROXY CIRCULAR       11

Harold N. Kvisle
Age: 611
Calgary, Alberta
Canada
Director since 2010
Non-Independent2
 2013 Vote Result
98% FOR

Harold Kvisle was appointed President and Chief Executive Officer of the Company on September 10, 2012. Mr. Kvisle was the President and Chief Executive Officer of TransCanada Corporation (pipeline and power company) or its predecessor TransCanada PipeLines Limited from May 2001 until his retirement in June 2010. Prior to his employment with TransCanada Mr. Kvisle was the President of Fletcher Challenge Energy Canada (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

Board/Committee Membership			Attendance[3]		Attendance (Total)

Board			13/14	93%	13/14	93%
Executive			0/0	N/A

Note: Mr. Kvisle missed one special Board meeting due to a schedule conflict.

Other Public Board Memberships[4]				Other Public Board Committee Memberships

ARC Resources Ltd.				Policy & Board Governance; HR & Compensation

Non-Public Board Memberships[5]				Non-Public Board Committee Memberships

Nature Conservancy of Canada
Northern Blizzard Resources Inc.

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Deferred Share Units (EDSUs)[11]	Total of Common Shares, DDSUs and EDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[12]

2014	50,030	45,401	1,083,804	1,179,235	$13,443,279	N/A
2013	38,716	44,378	466,339	549,433	$6,977,799	N/A
2012	35,000	23,121	0	58,121	$798,583	N/A

Options Held

Date Granted	Expiry Date		Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Brian M. Levitt
Age: 661
Westmount, Quebec
Canada
Director since 2013
Independent2
 2013 Vote Result
98% FOR

Brian Levitt is Chairman of the Board of The Toronto-Dominion Bank and non-executive co-Chair of Osler, Hoskin & Harcourt LLP (law firm). Mr. Levitt joined Osler in 1976. In 1991, he became President and was subsequently named Chief Executive Officer of Imasco Limited (a Canadian consumer products and services company). Imasco was sold in 2000 and Mr. Levitt returned to Osler in 2001. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		13/13	100%
Human Resources		6/6	100%	24/24	100%
Governance & Nominating		4/4	100%
CEO Succession		1/1	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

The Toronto-Dominion Bank (Chairman)			Corporate Governance (Chair); Human Resources
Domtar Corporation			Finance (Chair); Nominating & Corporate Governance

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Montreal Museum of Fine Arts Board (Chair)
C.D. Howe Institute (Vice Chair)
Fednav Limited

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	30,000	22,989	52,989	$604,075	N/A
2013	30,000	0	30,000	$381,000	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 16.

12       TALISMAN ENERGY

Samuel J. Merksamer
Age: 331
Harrison, New York
United States
Director since 2013
Independent2

Samuel Merksamer has been employed by Icahn Capital LP (private investment firm) since 2008 and is currently a Managing Director. Prior to that, Mr. Merksamer was an analyst at Airlie Opportunity Capital Management (hedge fund management company). Mr. Merksamer received an A.B. in Economics from Cornell University.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		1/1	100%
CEO Succession		1/1	100%	2/2	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Transocean Ltd.			Finance; Health, Safety & Environment
Hologic, Inc.			Corporate Strategy
Navistar International Corporation			Audit; Compensation
CVR Energy, Inc.			Compensation

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

CVR Refining GP, LLC
Ferrous Resources Limited

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	0	6,965	6,965	$79,401	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Lisa A. Stewart
Age: 561
Houston, Texas
United States
Director Since 2009
Independent2
 2013 Vote Results
88% FOR

Lisa Stewart is the Executive Chairman and Chief Investment Officer of Sheridan Production Partners (oil and gas production company), a company she founded in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and Independent Petroleum Association of America (IPAA).

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		14/14	100%
Human Resources		7/7	100%	25/25	100%
Reserves (Chair)		4/4	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

None			N/A

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Sheridan Production Partners (Chair)
CASA Exploration

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	0	70,643	70,643	$805,330	N/A
2013	0	48,235	48,235	$612,585	N/A
2012	0	26,539	26,539	$364,646	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 16.

MANAGEMENT PROXY CIRCULAR       13

Henry W. Sykes
Age: 551
Calgary, Alberta
Canada
Director since 2013
Non-Independent2

Henry Sykes has been President and a director of MGM Energy Corp. (oil and gas) since January 2007. Prior to that, he was President of ConocoPhillips Canada from 2001 to 2006 and Executive Vice President, Business Development at Gulf Canada Resources Limited from 2001 to 2002. Prior to his senior management roles in the oil and gas industry, Mr. Sykes spent 16 years at Bennett Jones LLP, where he specialized in securities and mergers and acquisitions law and served as a member of the firm's executive committee. Mr. Sykes has a Bachelor of Arts (Economics) degree from McGill University and a Bachelor of Laws degree from the University of Toronto.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		6/6	100%
Health, Safety, Environment & Corporate Responsibility (Chair)		1/1	100%	8/8	100%
Reserves		1/1	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

MGM Energy Corp.
Parallel Energy Trust
Veresen Inc.			Environment, Health & Safety; Governance

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Ferus Inc.			Compensation
Ferus LNG Inc.			Compensation
EPCOR Centre for the Performing Arts (Chair)
Arctic Institute of North America (Chair)
ZYN The Wine Market

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	8,700	12,838	21,538	$245,533	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Peter W. Tomsett
Age: 561
Vancouver,
British Columbia
Canada
Director since 2009
Independent2
 2013 Vote Result
88% FOR

Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		14/14	100%
Human Resources		7/7	100%
Health, Safety, Environment & Corporate Responsibility		3/3	100%	24/24	100%
Executive		0/0	N/A

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Silver Standard Resources Inc. (Chairman)			Governance
North American Energy Partners Inc.			Compensation (Chair); Risk & HSE
African Barrick Gold plc.			Audit; Compensation; Nominations

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

None			N/A

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	0	72,220	72,220	$823,308	N/A
2013	0	49,678	49,678	$630,911	N/A
2012	0	27,359	27,359	$375,913	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 16.

14       TALISMAN ENERGY

Michael T. Waites
Age: 601
Vancouver,
British Columbia
Canada
Director since 2011
Independent2
 2013 Vote Result
98% FOR

Michael Waites was President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) from May 2008 until his retirement from Finning in May 2013. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the board of directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a Bachelor of Arts (Honours) in Economics from the University of Calgary, a Master of Business Administration from Saint Mary's College of California, and a Masters of Arts, Graduate Studies in Economics from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		13/14	93%
Audit		5/6	83%	21/24	88%
Reserves		3/4	75%

Note: Mr. Waites missed one special Board meeting and one day of committee meetings due to schedule conflicts.

Other Public Board Memberships[4]			Other Public Board Committee Memberships

None			N/A

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

None			N/A

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	12,875	53,811	66,686	$760,220	N/A
2013	4,100	32,734	36,834	$467,792	N/A
2012	4,100	11,353	15,453	$212,324	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

Charles R. Williamson
Age: 651
Sonoma, California
United States
Director since 2006
Independent2
 2013 Vote Result
97% FOR

Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August 2005 until his retirement in December 2005. From 2001 to 2005, he was Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board (Chairman)		14/14	100%
Governance & Nominating		6/6	100%	21/21	100%
Executive (Chair)		0/0	N/A
CEO Succession		1/1	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

Weyerhaeuser Company (Chairman)			Executive
PACCAR Inc.			Lead Director; Compensation; Nominating & Governance (Chair)

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Greyrock Energy Inc.			Advisory Board

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	0	206,538	206,538	$2,354,533	N/A
2013	0	161,088	161,088	$2,045,818	N/A
2012	0	115,486	115,486	$1,586,778	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

See footnotes on page 16.

MANAGEMENT PROXY CIRCULAR       15

Charles M. Winograd
Age: 661
Toronto, Ontario
Canada
Director since 2009
Independent2
 2013 Vote Result
97% FOR

Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investment firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

Board/Committee Membership		Attendance[3]		Attendance (Total)

Board		14/14	100%
Audit		6/6	100%	26/26	100%
Governance & Nominating (Chair)		6/6	100%

Other Public Board Memberships[4]			Other Public Board Committee Memberships

RioCan Real Estate Investment Trust			Nominating & Governance (Chair); Investment
TMX Group Inc. (Chairman)			Human Resources; Governance

Non-Public Board Memberships[5]			Non-Public Board Committee Memberships

Pathways to Education Canada			Government Relations
Mount Sinai Hospital			Business Development (Chair)
James Richardson & Sons, Limited			Compensation & Human Resources (Chair); Special Advisory Committee

Securities Held

Year	Common Shares[6]	Deferred Share Units (DDSUs)[7]	Total of Common Shares and DDSUs	Total Amount at Risk[8]	Minimum Share Ownership Met?[9]

2014	0	64,078	64,078	$730,489	N/A
2013	0	46,288	46,288	$587,858	N/A
2012	0	28,361	28,361	$389,680	N/A

Options Held[10]

Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options

None

1.
Ages are calculated as at February 28, 2014.

2.
Please see "Independence of Directors" as described on page 27. Note that Mr. Sykes is non-independent based solely on a look-back provision of the applicable rules; an executive officer of Talisman previously served on the compensation committee of MGM Energy Corp., where Mr. Sykes serves as President.

3.
The number of meetings held in 2013 by: the Board included eight regularly scheduled meetings and six special meetings; the Audit Committee included six regularly scheduled meetings; the HRC included five regularly scheduled meetings and two special meetings; the Governance and Nominating Committee included three regularly scheduled meetings and three special meetings; the Health, Safety, Environment and Corporate Responsibility ("HSECR") Committee included three regularly scheduled meetings; the Reserves Committee included four regularly scheduled meetings; the CEO Succession Committee included one meeting; and the Executive Committee did not meet and was disbanded in 2013.

4.
Refers only to issuers that are Canadian reporting issuers or the equivalent in a foreign jurisdiction.

5.
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

6.
Refers to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as provided by the nominee, as of March 1, 2012, March 1, 2013 and February 28, 2014, respectively, where applicable.

7.
Refers to the number of deferred share units ("DDSUs") held by the nominee under the Deferred Share Unit Plan for Non-Employee Directors (the "DDSU Plan") as described on page 44, as of March 1, 2012, March 1, 2013 and February 28, 2014, respectively, where applicable. Mr. Kvisle earned DDSUs for the period January 1, 2012 to September 9, 2012 as an independent director. Effective September 10, 2012, Mr. Kvisle became an executive officer; as an executive officer, Mr. Kvisle neither receives compensation as a director nor is he eligible to participate in the DDSU Plan.

8.
The "Total Amount at Risk" is determined by multiplying the total of Common Shares and/or DDSUs/EDSUs held by the nominee as of March 1, 2012 March 1, 2013 and February 28, 2014, respectively, where applicable, by the closing share price of the Company's Common Shares traded on the Toronto Stock Exchange ("TSX") on, March 1, 2012 ($13.74), March 1, 2013 ($12.70) and February 28, 2014 ($11.40), respectively, where applicable.

9.
Please see the "Director Share Ownership Policy" as described on page 44 for details on the value of Common Shares and/or DDSUs each non-executive nominee is required to hold.

10.
None of the non-executive directors hold any unexercised options and no options are outstanding under the Director Stock Option Plan described on page 45. No stock options have been granted to non-executive directors since 2003. As a result of the current compensation structure for non-executive directors, the Company does not intend to grant further stock options under the Director Stock Option Plan.

11.
Refers to the number of executive deferred share units ("EDSUs") held by Mr. Kvisle, as described on page 75, as of March 1, 2012, March 1, 2013 and February 28, 2014, respectively.

12.
Please see the "Executive Share Ownership Guidelines" as described on page 77 for details on the value of equity Mr. Kvisle is required to hold and the "Share Ownership Table" on page 83 for Mr. Kvisle's ownership level.

16       TALISMAN ENERGY

Director Attendance

  In 2013, directors attended, in aggregate, 96% of Board and Committee meetings.

Board members are expected to attend Board meetings and meetings of Committees on which they are a member.

Director	2013 Board Meetings Attended[1]	2013 Committee Meetings Attended[1]	2013 Combined Board and Committee Meetings Attended

Christiane Bergevin	14 of 14	9 of 9	23 of 23

Donald J. Carty	13 of 14	14 of 14	27 of 28

Jonathan Christodoro[2]	1 of 1	0 of 0	1 of 1

William R.P. Dalton[3]	11 of 14	13 of 16	24 of 30

Kevin S. Dunne[3]	13 of 14	7 of 7	20 of 21

Thomas W. Ebbern[2]	10 of 10	4 of 4	14 of 14

Harold N. Kvisle[3]	13 of 14	N/A4	13 of 14

Brian M. Levitt[2]	13 of 13	11 of 11	24 of 24

Samuel J. Merksamer[2]	1 of 1	1 of 1	2 of 2

Lisa A. Stewart	14 of 14	11 of 11	25 of 25

Henry W. Sykes[2]	6 of 6	2 of 2	8 of 8

Peter W. Tomsett	14 of 14	10 of 10	24 of 24

Michael T. Waites[3]	13 of 14	8 of 10	21 of 24

Charles R. Williamson	14 of 14	7 of 7	21 of 21

Charles M. Winograd	14 of 14	12 of 12	26 of 26

1.
For details on the number of Board and Committee meetings attended by each director, please refer to the individual director profiles on pages 10 through 16 of this Circular.

2.
Mr. Christodoro was appointed to the Board on December 6, 2013, his attendance reflects all meetings held from December 6 to December 31, 2013; Mr. Ebbern was appointed to the Board on June 11, 2013, his attendance reflects all meetings held from June 11 to December 31, 2013; Mr. Levitt was appointed to the Board on February 28, 2013, his attendance reflects all meetings held from February 28 to December 31, 2013; Mr. Merksamer was appointed to the Board on December 1, 2013, his attendance reflects all meetings held from December 1 to December 31, 2013; and Mr. Sykes was appointed to the Board on July 29, 2013, his attendance reflects all meetings held from July 29 to December 31, 2013.

3.
Due to schedule conflicts, Mr. Dalton missed two special Board meetings and one regular Board meeting and associated Committee meetings; Mr. Dunne missed one special Board meeting; Mr. Kvisle missed one special Board meeting; and Mr. Waites missed one special Board meeting and one day of regular Committee meetings.

4.
While Mr. Kvisle is not an official member of any Committee, he attends Committee meetings in his capacity as CEO.

Additional information regarding individual directors, Board committees and the Board as a whole can be found in Sections IV ("Corporate Governance") and V ("Director Compensation") of this Circular.

Majority Voting Policy

The form of proxy or voting instruction form permits shareholders to vote "for" or to "withhold" their vote for each director nominee. The Board has adopted a majority voting policy which requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board, subject to acceptance by the Board.

In determining whether to accept the resignation, the best interests of the Corporation and all factors deemed relevant will be considered. The majority voting policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation.

The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the majority voting policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

MANAGEMENT PROXY CIRCULAR       17

Shareholders should note that, as a result of the majority voting policy, a withhold vote is effectively the same as a vote against a director nominee in an uncontested election.

Appointment of Auditor

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditor of the Company, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. Ernst & Young LLP or its predecessor has been the auditor of the Company or its predecessor since 1982.

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual Consolidated Financial Statements for 2013 and 2012 and for other services provided by Ernst & Young LLP:

	2013	2012

Audit and Internal Controls Attestation Fees	5,262,014	5,460,137

Audit-Related Fees	544,807	317,573

Tax Fees	251,029	339,224

All Other Fees	795	796

Total	6,058,645	6,117,730

The audit-related fees are primarily for assistance in connection with the Company's conversion to International Financial Reporting Standards, audit considerations with respect to global financial system implementation, prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Please see Talisman's Annual Information Form for information about specific procedures regarding the pre-approval of services provided by its external auditors, as well as the Audit Committee's terms of reference.

Confirmation of Advance Notice By-Law

On July 29, 2013, the Board adopted By-Law No. 2, which requires advance notice to the Company in circumstances where nominations of persons for election as a director of the Company are made by shareholders other than pursuant to a proposal or requisition made in accordance with the Canada Business Corporations Act. The by-law fixes a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. The by-law facilitates an orderly and efficient annual or special meeting process and it ensures that all shareholders receive adequate notice of director nominations with sufficient information with respect to all nominees. This allows the Company and its shareholders to evaluate the proposed nominees' qualifications and suitability as directors, which further allows shareholders to cast an informed vote for the election of directors.

Similar advance notice by-laws have been adopted by a majority of the S&P/TSX Composite Index companies in the past year and the adoption of such by-laws has been endorsed by proxy advisory firms.

The full text of By-Law No. 2 is set out in Appendix "B" of this Circular.

Pursuant to the CBCA, the by-law became effective upon adoption by the Board but will cease to be effective unless it is confirmed by resolution passed by a simple majority of the votes cast by shareholders at the Meeting. The shareholders will be asked to pass the following resolution at the Meeting:

  BE IT RESOLVED that the by-law set out in Appendix "B" of the Company's Management Proxy Circular dated March 3, 2014 is hereby confirmed as By-Law No. 2 of the Company.

The Board unanimously recommends that shareholders vote FOR the resolution.

Reconfirmation of Shareholder Rights Plan

Background

The Company instituted a shareholder rights plan (the "Rights Plan") in 1999, which was approved by shareholders at the Company's 1999 annual meeting. In 2002, shareholders approved various amendments and a restatement of the Rights Plan and the continuation of the Rights Plan for another three years. In each of 2005 and 2008, shareholders approved the continuation of the Rights Plan for a further three years. In 2011, shareholders approved various amendments to the Rights Plan and a

18       TALISMAN ENERGY

restatement of the Rights Plan and the continuation of the Rights Plan for an additional three years. The Rights Plan has the terms set out in the shareholder rights plan agreement (the "Rights Agreement") dated as of March 3, 1999, as amended and restated as of May 4, 2011 between the Company and Computershare as rights agent.

The primary objective of the Rights Plan is to provide the Board with sufficient time to consider and, if appropriate, to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company, and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer of the Company to proceed either by way of a "Permitted Bid", which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Under Canadian securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding shares of a company. While the Rights Plan is intended to regulate certain aspects of takeover bids for the Company, it is not intended to deter a bona fide attempt to acquire control of the Company if the offer is made fairly. The Rights Plan does not affect the duty of the Board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the Company and its shareholders.

The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person or persons seeking control of the Company allows shareholders and the Board sufficient time to evaluate the bid. The purpose of the Permitted Bid feature is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions.

If a person or persons makes a takeover bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board. When a person or group or their transferees become an Acquiring Person (as defined in the Rights Plan), the Rights (as defined in the Rights Plan) beneficially owned by those persons become void, thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such persons to make a Permitted Bid or to seek to negotiate with the Board the terms of an offer which is fair to all shareholders.

A summary of the Rights Plan is set out in Appendix "C" to this Circular. Shareholders or any other interested party may obtain a copy of the Rights Agreement by accessing the Company's publicly filed documents, including the Rights Agreement, at www.sedar.com.

Proposed Reconfirmation

Pursuant to the terms of the Rights Agreement, the Rights Agreement must be reconfirmed at every third annual meeting of shareholders after the annual meeting in 2011. If it is not so reconfirmed, then the Rights Agreement and all outstanding Rights will terminate as of the date of the annual meeting at which the Rights Agreement was required to have been reconfirmed. Accordingly, in order for the Rights Agreement to continue in effect beyond the Meeting, it must be reconfirmed at the Meeting. The Board has determined to seek reconfirmation of the Rights Agreement at the Meeting.

The text of the resolution to be considered at the Meeting is set forth below under "Proposed Resolution". In addition to reconfirming the Rights Agreement, the resolution also approves any amendments to the Rights Agreement to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Rights Agreement to versions of shareholder rights plans currently prevalent for reporting issuers in Canada. The Company believes that the Rights Agreement is consistent with the form of rights plans now prevalent for public corporations in Canada so does not anticipate that any such amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments should the need arise.

The Board's decision to seek reconfirmation of the Rights Agreement was not in response to or in anticipation of any pending or threatened takeover bid.

Proposed Resolution

At the Meeting, the following ordinary resolution will be placed before shareholders for approval:

  BE IT RESOLVED that:

  1.
  The Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada (the "Rights Agreement") is hereby reconfirmed; and

  2.
  The making on or prior to the date hereof of any amendments to the Rights Agreement as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Rights Agreement to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved.

MANAGEMENT PROXY CIRCULAR       19

Under the Rights Agreement, the resolution requires the approval of a simple majority of the votes cast at the Meeting by Independent Shareholders. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person (as described in Appendix "C" to this Circular) or making a takeover bid for the Company. The Company is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Rights Agreement. The TSX requires that the resolution be passed by a simple majority of the votes cast at the Meeting by all shareholders.

The Board has determined that the proposed reconfirmation of the Rights Agreement is in the best interests of the Company and its shareholders. The Board recommends that shareholders vote FOR the resolution.

Advisory Vote on Executive Compensation

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of the Company's approach to executive compensation as set forth in the section titled "Executive Compensation" in this Circular.

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation-related decisions made by the HRC and the Board. Following the results of the 2013 advisory vote on executive compensation, the Board and, in particular, the HRC, engaged with shareholders and has taken positive steps to address the feedback received from shareholders through the 2013 voting results and the subsequent in-depth engagement. For further details about the Board's compensation objectives, philosophy and guiding principles and the Board's engagement with shareholders on the issue of executive compensation, please see the Letter to Shareholders from the HRC Chair on pages 48-50.

The Company held its first voluntary, non-binding advisory vote on executive compensation in May 2011, and again in May 2012 and May 2013. These votes gave shareholders the opportunity to provide feedback to the Board on the Company's approach to executive compensation. In 2012 and 2013, the Company's shareholders voted 88% and 75%, respectively, in favour of the Company's approach to executive compensation.

As part of the Company's ongoing commitment to strong corporate governance, the Board has again approved a non-binding advisory vote on executive compensation at the Meeting this year with the intention that this shareholder advisory vote will form an integral part of the Board's shareholder engagement process around executive compensation.

As the vote will be an advisory vote, the results will not be binding upon the Board. The Board, and specifically the HRC, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. The Company will disclose the results of the shareholder advisory vote as part of its report on voting results for the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution:

  BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Company's Board of Directors, the shareholders of the Company accept the Company's approach to executive compensation disclosed in the Management Proxy Circular of the Company dated March 3, 2014.

The Board unanimously recommends that shareholders vote FOR the resolution.

Shareholder Proposal

The Indiana Laborers' Pension Fund, c/o the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington DC, 20006, has submitted the following shareholder proposal for consideration at the Meeting. The proposal and the supporting statement represent the views of the shareholder submitting the proposal.

  RESOLVED: That the shareholders of Talisman Energy Inc. ("Talisman" or "the Company") ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment contract, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Human Resources Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

  For purposes of this Policy, "equity award" means an award granted under an equity incentive plan or as otherwise defined by the board's Human Resources Committee. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted.

  SUPPORTING STATEMENT

  Talisman Energy Inc. allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change in control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at Talisman may permit windfall awards that have nothing to do with a senior executive's performance.

20       TALISMAN ENERGY

  According to last year's management proxy circular, a termination following a change in control on December 31, 2012 could have accelerated the vesting of approximately $17 million worth of long-term equity awards to Talisman's five senior executives, with Mr. Harold Kvisle, the President and CEO, entitled to $4.9 million out of a total personal severance package worth $17.2 million.

  We are not persuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name. We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a pro rata basis as of his or her termination date, with the details of any pro rata award to be determined by the Human Resources Committee.

  Many major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

  We urge you to vote FOR this proposal.

The Board recommends that shareholders vote AGAINST the proposal for the following reasons:

The Board has carefully considered this proposal and firmly believes that approval of the proposal is not in the best interests of the Company or its shareholders.

The HRC has undertaken an extensive peer review, which confirmed that accelerated vesting on executive LTIP in the event of a change of control remains the policy at the vast majority of the Company's industry peers. The proposal would place the Company at a competitive disadvantage with respect to its industry peers, and therefore, would disadvantage the Company in attracting and retaining the executive talent it needs. The HRC has noted that the companies listed in the proposal are not compelling examples, as they have vastly different risk profiles and are outside the market in which the Company competes for talent.

As disclosed in the Letter to Shareholders on page 48 and the Compensation Discussion & Analysis commencing on page 51, the HRC has designed and implemented an executive compensation program geared towards performance-based incentives in order to align the interests of the Company's executives with the interests of shareholders.

The Board believes that the vesting of long-term incentive awards in the event of a change of control transaction is important for aligning the executives' interests with other shareholders, allowing management to remain engaged, objective and focused on promoting shareholder interests and maximizing shareholder value during a change of control transaction.

The Board believes that the performance-based long-term incentive program assists in the retention of the Company's executives, which in turn provides continuity and stability to the management team. The certainty that awards will be paid out commensurate to the achievement of performance metrics, including share price gains, regardless of whether the Company continues as a separate and independent entity or is acquired through a change of control transaction, align the executives with the shareholders' interests in achieving the best value, even if that is through a change of control event.

In summary, the Board believes that the current structure of the Company's executive compensation program, including the provision for accelerated vesting in the event of a change of control, is appropriate and effective, and is consistent with the compensation practices of Talisman's industry peers and is, therefore, in the best interests of the Company and its shareholders. The Board recommends that shareholders vote AGAINST the proposal.

MANAGEMENT PROXY CIRCULAR       21

IV.      CORPORATE GOVERNANCE

This section describes Talisman's corporate governance framework, including the structures and processes regarding the direction, management and oversight of the Company and the relationships among the Board, management, shareholders and other stakeholders.

Communications and Shareholder Engagement	22

Shareholder Communications	22

Say on Pay	23

Standards & Practices	23

Governance Principles	23

Policy on Business Conduct and Ethics	23

Disclosure Policy	24

Role of the Board	24

Board Roles and Responsibilities	24

2013 Governance Activities of the Board	25

Management of Risk	25

Strategic Planning	26

About the Board	26

Board Size	26

Position Descriptions	27

Independence of Directors	27

Other and Interlocking Directorships	29

In Camera Sessions	29

Director Orientation and Continuing Education	30

Director Qualifications, Expectations and Number of Directorships	31

Performance Assessments	33

List of Director Candidates	34

Board Succession Policy – Term Limits, Tenure and Retirement	34

Board Committees	35

Reports of the Committees	35

Communications and Shareholder Engagement

Shareholder Communications

  The Company believes in the importance of engaging in regular and open dialogue with shareholders.

The Company's Board believes in the importance of regular and open dialogue with shareholders. To achieve that objective, the Board oversees the Company's communication programs to ensure that Talisman effectively communicates with and receives feedback from shareholders. From a broader perspective, the Board is responsible for ensuring that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public. The Company's Investor Relations Department and Corporate and Investor Communications Department both have the specific mandate of engaging and responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or comments are forwarded to the appropriate individual or to senior management depending on the nature of the inquiry or comments received.

Practices that the Company employs to encourage communication with shareholders include:

•
Conducting executive tours and participating in industry conferences, including annual investor open houses with analysts and investors;

•
Meeting informally with investors and analysts, in accordance with the Disclosure Policy described below;

22       TALISMAN ENERGY

•
Holding quarterly earnings calls which include open question and answer sessions. Transcripts of these calls are available on the Company's external website;

•
Maintaining an investor email address and phone number database as well as a confidential ethics hotline which may be used by all shareholders;

•
Maintaining an external website with corporate and investor information posted on it, located at www.talisman-energy.com;

•
Publishing an annual report and corporate responsibility report in addition to regulatory filings and issuing news releases;

•
Holding an annual general meeting in person, which is also available via webcast. Shareholders are provided with opportunities to ask questions of the Board and senior management following completion of the formal business of the meeting; and

•
In 2013 and 2014, responding to feedback from shareholders through the results of the 2013 Say on Pay vote, the Chair and members of the HRC reached out to the Company's various interested institutional shareholders to discuss compensation practices and disclosure. Please see the Letter to Shareholders on page 48 for a description of the actions taken by the HRC and Board with respect to executive compensation in response to the feedback received from shareholders.

Say on Pay

  The Company will again hold a non-binding advisory vote on executive compensation at the Meeting this year.

As part of the Company's ongoing commitment to strong corporate governance, the Board has again approved a non-binding advisory vote on executive compensation at the Meeting this year.

Standards & Practices

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to foreign private issuers and a substantial majority of the NYSE corporate governance listing standards applicable to United States ("US") companies. As required by the NYSE corporate governance listing standards, the Company has disclosed, on its website at www.talisman-energy.com, the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE.

Summaries of the mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the CEO may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Governance Principles

Policy on Business Conduct and Ethics

  Talisman promotes and encourages a culture of ethical business conduct. Each year, employees, directors and various consultants complete ethics training and certify that they are familiar with the Policy on Business Conduct and Ethics and have adhered to it. Non-compliance with such policy is required to be reported to the President and Chief Executive Officer. All material waivers from such policy are required to be disclosed to shareholders.

The Company has adopted a Policy on Business Conduct and Ethics ("PBCE") which is applicable to all directors, officers and employees of the Company. To monitor compliance with the PBCE, certificates are required at least annually from all directors, worldwide employees and various consultants of the Company, which confirm compliance with the PBCE or disclose any deviations therefrom. The Company requires annual online ethics training as part of the certificate of compliance process. Exceptions are required to be noted directly to the President and Chief Executive Officer, and supervisors are notified if employees do not complete their annual certifications. Disclosures contained in the certificates, as well as a status report on the percentage of directors, employees and various consultants who have completed their annual certification, are reported to the Audit Committee for consideration. The Governance and Nominating Committee reviews any requests for waivers from the PBCE from executive officers and directors, and all material waivers from the PBCE are required to be disclosed promptly to shareholders. No waivers from the PBCE were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2013.

The Company values good faith actions in support of the PBCE and will not tolerate retaliation of any kind as a result of good faith reporting by employees. Talisman requires that observed breaches of the PBCE be reported to a supervisor or manager, a Vice

MANAGEMENT PROXY CIRCULAR       23

President in the Legal Department, the Vice President, Internal Audit, an executive officer, or through the Integrity Matters hotline noted below.

The Company's PBCE can be obtained from the Company's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5 or by email at: tlm@talisman-energy.com. The PBCE, as last updated in 2012, has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

Disclosure Policy

  The Company has a Disclosure Policy which provides guidance concerning communication with investors, potential investors, analysts and members of the media. The Company has constituted a Disclosure Committee comprised of executive officers.

The Company has a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep security holders and capital markets appropriately informed regarding the Company; (2) prevent improper use or disclosure of material information and to give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure. Pursuant to the Disclosure Policy, a Disclosure Committee has been constituted and is comprised of the President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, the Executive Vice-President and General Counsel, and the Executive Vice-President, Corporate Services. In addition, ongoing disclosure training is provided to targeted groups within the Company, including senior management and the Board. In 2013, the Disclosure Policy was updated following a comprehensive review of evolving legal requirements and peer policies.

The Company maintains a confidential and anonymous reporting hotline for submitting inquiries or complaints regarding ethics matters and other areas of concern, such as human resources or workplace practices. This Integrity Matters hotline is available to internal and external users, and reports are received by an independent third party provider and subsequently forwarded to Talisman's Ethics Coordinator. In addition, the Company has a Global Investigation Policy and has developed investigation procedures and protocols. All matters reported through the Integrity Matters hotline in 2013 were reviewed by the Ethics Coordinator for possible breaches of Company policies, and actions were taken where appropriate. The Audit Committee has developed procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Any reports made through the Integrity Matters hotline which relate to these areas are subject to the parameters and notification protocols embedded in the Audit Committee procedures.

Role of the Board

Board Roles and Responsibilities

  The principal role of the Board, as representatives of the shareholders, is the stewardship of the Company and its fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of the Company's assets.

The Board of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review corporate strategy.

The Board has developed Terms of Reference for the Board, which are reproduced in their entirety in Appendix "A", and which are reviewed on an annual basis. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company's expense.

24       TALISMAN ENERGY

2013 Governance Activities of the Board

The Board fulfilled its mandate and, in addition, considered, reviewed or approved the following activities during 2013:

☑	Considered the Company's performance and strategic direction and oversaw the implementation of the new strategy.
☑	Appointment of five new directors, with expertise in oil and gas, capital markets, major transactions and governance.
☑
Approved updates to the Terms of Reference of certain Board Committees. Amendments to the Terms of Reference of the Human Resources Committee included updates relating to new NYSE compensation committee and compensation consultant independence.
☑	Reviewed and approved the inclusion of a Say on Pay advisory vote at the May 1, 2013 shareholders' meeting.
☑	Following Hal Kvisle's announcement of his retirement in 2014, established a CEO Succession Committee in December 2013.

Management of Risk

  Oversight of risk management is embedded in Talisman's Board and Committee structures. Talisman has a global risk management standard and a diligent risk management process in place that involves both the engagement of senior management and the Board. Talisman's Insider Trading Policy prohibits reporting insiders from engaging in transactions designed to hedge or offset a decrease in the market value of equity-based compensation or other Talisman securities which are held, directly or indirectly, by them.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. Talisman's risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return. Talisman has a diligent risk management process in place that involves the engagement of senior management and the Board. Management is responsible for the day-to-day management and mitigation of risk.

The Board oversees the risk management process and receives regular updates from the Company's executive officers regarding significant risks, risk tolerance and risk management strategies. The Board holds an in-depth session each year, which is devoted to a review and consideration of the strategic plan of the Company. As part of the annual strategic review, the Board considers the opportunities and risks of the business. The Board also reviews a risk matrix that assesses the key risks, including likelihood of occurrence and effects in event of occurrence. The Board, through the Chief Executive Officer, oversees the Company's compliance with applicable laws, health, safety and environmental policies, financial practices and reporting. On at least an annual basis, management identifies the most significant risks to the Company and analyzes the underlying assumptions with respect to the factors impacting the key risk categories. Each key risk is assigned to a responsible manager, with the requisite expertise and understanding of Talisman's operations, who is accountable for monitoring their designated risks with a view to ensuring appropriate mitigation strategies surrounding the relevant risk.

Talisman has a structured global process for identifying, assessing, monitoring and managing risks as outlined in the Company's Global Standard for Risk Management ("GSRM"). This process is reviewed and revised periodically. The scope of the risk management process includes all categories of risk: (i) strategic, financial and legal; (ii) health, safety, security, environment and operational assurance, project delivery, well drilling, well completion and well operations; and (iii) social, political and reputational. At a company level, one of the mechanisms for managing risks is through the GSRM and risk management process. The process involves the following steps: (1) identification and assessment of risks; (2) recording of material risks; (3) determination of whether material risks are tolerable; and (4) mitigation or elimination of intolerable risks. Annually, the Board is presented with, and reviews the results arising from, the GSRM and risk management process.

The table below indicates the responsibility of the Board and its Committees to monitor risk across the Company:

Board/Committee	Area of Responsibility

Board of Directors	Overall responsibility for risk oversight

Audit Committee	Oversight of financial risk

Human Resources Committee	Oversight of retention, succession and compensation risk

Governance and Nominating Committee	Responsible for reviewing general responsibilities and functions of the Board, its Committees, management, the Chairman of the Board and the Chief Executive Officer, which in turn form the governance framework for oversight of risk

Health, Safety, Environment and Corporate Responsibility Committee	Oversight of systems and policies related to safety, health, environment and corporate responsibility and related social, political and reputational risk

MANAGEMENT PROXY CIRCULAR       25

Reserves Committee	Oversight of risk relating to management and reporting of Talisman's reserves estimates

CEO Succession Committee	Oversight of risk relating to CEO succession specifically

A key component of the Company's strategy to encourage appropriate risk taking is the design of both executive compensation elements (see page 58 of this Circular) and director compensation elements (see page 43 of this Circular). See page 56 for a description of the executive compensation risk assessments that have been conducted.

Pursuant to the Insider Trading Policy, reporting insiders are prohibited from engaging in transactions that are designed to hedge or offset a decrease in the market value of equity-based compensation or other Talisman securities which are held, directly or indirectly, by them.

Strategic Planning

  Strategy was a particularly significant focus of the Board in both 2012 and 2013. In 2013, following the appointment of Mr. Kvisle as President and CEO of the Company and the ensuing new strategic priorities of the Company, the Board continued to oversee and evaluate the implementation of the new strategic direction. Five new directors were appointed, bringing additional skill and experience to assist the Board in its oversight of the new strategy.

The Board ensures that long-term goals and a strategic planning process are in place. The Chief Executive Officer, with the approval of the Board, establishes the long-term goals for the Company. The Chief Executive Officer formulates the Company's strategy for the Board's approval. The Board brings objectivity and judgment to this process.

Strategy was a particularly significant focus of the Board in both 2012 and 2013. In early 2012, the Board began an in-depth review of the Company's performance against its previous strategy. The Board determined a need for a change in the Company's strategy in addition to leadership changes needed to formulate and execute against the new strategy. As a result, John A. Manzoni was asked to step down and Harold N. Kvisle was appointed President and Chief Executive Officer of the Company on September 10, 2012.

Following the change in leadership, the Company articulated its new strategy. Through late 2012 and into early 2013, the Board formally approved the strategy and an operating plan and budget which supports the new direction. Throughout 2013, the Board actively oversaw the implementation of the new strategic priorities, including meeting the Company's asset disposal targets and reviewing the risks and opportunities of the Company's various assets.

At each of the regularly scheduled meetings of the Board, time is specifically allotted for discussion and review of strategic decisions as well as time for non-executive directors to discuss progress against the new strategy, opportunities and challenges.

Over the course of 2013 the Board appointed five new directors to the Board: Brian Levitt, Tom Ebbern, Henry Sykes, Samuel Merksamer and Jonathan Christodoro. The appointments of Brian Levitt, Tom Ebbern and Henry Sykes were made in response to the changing strategic direction of the Company and the related prioritization of certain skills and experience to ensure the Board effectively oversees and guides the implementation of the new strategic priorities; the appointment of Samuel J. Merksamer and Jonathan Christodoro were made pursuant to a nomination and standstill agreement with the Icahn Group. See pages 8 and 9 for a description of Board renewal and pages 10 to 16 for biographies and experiences of Board members.

About the Board

Board Size

  As a result of significant Board renewal in 2013, Talisman has fixed the Board size at 13 members for the purposes of the election of directors at the annual meeting of the Company.

The Articles of the Company provide that the Board shall consist of a minimum of four and a maximum of 20 directors, as determined from time to time by the directors. In addition, the Governance and Nominating Committee is responsible for reviewing periodically the size of the Board to ensure its continued effectiveness (including, without limitation, facilitating effective decision-making).

26       TALISMAN ENERGY

The Governance and Nominating Committee has considered the optimal size of the Board as part of its succession planning process. Recognizing the commitments required to adequately fulfil the duties of the five standing Board Committees, the Governance and Nominating Committee determined that the optimal size of the Board is currently not less than 10 members. With the retirements of Messrs Dalton and Dunne and the appointment of five new directors, for the purposes of the Meeting, the size of the Board is fixed at 13 members. Please see pages 8 and 9 for a description of the changes to Board size over the course of 2013.

Position Descriptions

The Board has developed and approved written position descriptions for the Chairman of the Board, the Chief Executive Officer and the Committee Chairs.

Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman of the Board is also specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (see "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold discussions without management present at each Board meeting, and he presides at such sessions.

Chief Executive Officer

The position description of the Chief Executive Officer includes a description of duties and responsibilities in the areas of strategic planning; risk assessment, monitoring and management; internal controls and management information systems; leadership, corporate citizenship and social responsibility; and management's relationship with the Board. In addition, the Chief Executive Officer is directly responsible for achieving the goals of the Company through the annual operating plan process, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Executive Compensation" for a discussion of how the Chief Executive Officer's compensation is directly linked to performance of the Company.

Committee Chairs

The Chair of each Committee leads committee discussion on meeting agenda items and reports to the Board, on behalf of the Committee, with respect to the proceedings of each committee meeting. The Chair of each Committee also reviews agendas, work plans and, as appropriate, substantive agenda items with members of management prior to each committee meeting.

Independence of Directors

All directors of Talisman are independent with the exception of the President and Chief Executive Officer, Hal Kvisle, and Henry Sykes. Mr. Sykes' non-independence determination is based on the fact that Robert R. Rooney, Executive Vice-President and General Counsel of the Company, served as a member of the board of directors and compensation committee of MGM Energy Corp. ("MGM Energy"), where Mr. Sykes serves as President. In July of 2013, prior to Mr. Sykes joining Talisman's Board, Mr. Rooney resigned from the board of directors of MGM Energy. Under specific look-back provisions of the relevant independence rules of the Canadian Securities Administrators ("CSA") and the NYSE, Mr. Rooney's past service on the compensation committee of MGM Energy renders Mr. Sykes technically non-independent for three years following the date of Mr. Rooney's resignation from the MGM Energy board of directors. The Board considered Mr. Sykes' non-independence when assessing his appointment and determined that, with all of the other directors other than the CEO being independent, and given that Mr. Sykes' non-independence determination is based upon a past, rather than current, relationship, Mr. Sykes' appointment would not compromise the independence of the Board and that the qualifications and experience which Mr. Sykes brings to the Board outweigh his technical non-independence.

The Chairman of the Board and all Committee Chairs are all independent.

Independence Determinations – Directors

The Board believes that independence of the Board as a whole is essential to fulfilling its duty to oversee the conduct of the business and management of Talisman.

The CSA rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment). Director independence is also reviewed, on a voluntary basis, having regard to NYSE corporate governance listing standards for independence applicable to US domestic issuers including the NYSE rules applicable to compensation committee member independence. Independence of Audit Committee members is also reviewed against the requirements of National Instrument

MANAGEMENT PROXY CIRCULAR       27

52-110 Audit Committees ("NI 52-110"). Each director annually completes a detailed questionnaire about their business and charitable relationships and shareholdings. The Company reviews the information provided, conducts searches in internal databases and prepares a legal analysis with initial determinations of independence. After reviewing the legal analysis, the Corporate Secretary and the Executive Vice-President and General Counsel provide management's recommendations to the Governance and Nominating Committee for review. Finally, management's recommendations are presented to the Board to pass a resolution on director independence.

Throughout 2013, the Board made the following conclusions regarding the Company's compliance with the majority independent requirements of the CSA rules and NI 52-110:

•
From May 1, 2013 to June 11, 2013, the Board was comprised of 11 directors, 10 (or 91%) of whom qualified as independent directors.

•
From June 11, 2013 to July 29, 2013, the Board was comprised of 12 directors, 11 (or 92%) of whom qualified as independent directors.

•
From July 29, 2013 to December 1, 2013, the Board was comprised of 13 directors, 11 (or 85%) of whom qualified as independent directors.

•
From the week of December 2, 2013 to the date of this Circular, the Board was comprised of 14 directors, 12 (or 86%) of whom qualified as independent directors.

From May 1, 2013 until July 29, 2013, Harold N. Kvisle, as President and Chief Executive Officer of the Company, was the only non-independent director. Upon joining the Board on July 29, 2013, Henry Sykes became the second non-independent director. Please see page 27 for a discussion of Mr. Sykes' non-independence.

In accordance with a NYSE corporate governance listing standard that listed companies must have a majority of independent directors, the Board has determined that 11 of the 13 directors who are standing for election have no material relationship with the Company (other than serving as a director of the Company) nor otherwise would be deemed non-independent. Therefore, the Board has determined that each of Christiane Bergevin, Donald J. Carty, Jonathan Christodoro, Thomas W. Ebbern, Brian M. Levitt, Samuel J. Merksamer, Lisa A. Stewart, Peter W. Tomsett, Michael T. Waites, Charles R. Williamson and Charles M. Winograd are independent as defined by the rules of the NYSE.

The composition of the Board, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management.

Independence Determinations – Board Committees

  All Committees of the Board are currently composed entirely of independent directors, with the exception of the Reserves Committee and HSECR Committee of which the majority of members are independent.

All Committees of the Board are currently composed entirely of independent directors, with the exception of the Reserves Committee and HSECR Committee of which the majority of members are independent.

28       TALISMAN ENERGY

The committee memberships noted below are as at the date of the Circular.

	Audit		Human Resources		Governance and Nominating		Reserves		HSECR		CEO Succession

Not Independent

Harold N. Kvisle

Henry W. Sykes							✓		✓

Independent

Christiane Bergevin					✓				✓

Donald J. Carty	✓		✓	*							✓	*

Jonathan Christodoro							✓

William R.P. Dalton	✓	*			✓		✓

Thomas W. Ebbern	✓						✓

Brian M. Levitt			✓		✓						✓

Samuel J. Merksamer											✓

Lisa A. Stewart			✓				✓	*

Peter W. Tomsett			✓						✓	*

Michael T. Waites	✓						✓

Charles R. Williamson					✓						✓

Charles M. Winograd	✓				✓	*

✓* Denotes Committee Chair

Other and Interlocking Directorships

  There are no interlocking directorships currently among the director nominees.

Certain directors of the Company serve as directors of other reporting issuers. Disclosure of these directorships, as well as non-public directorships which require a significant portion of a director's time, is contained in this Circular under the heading "Election of Directors". There are currently no interlocking directorships among the director nominees listed in this Circular.

The Board has not adopted a formal policy limiting the number of outside directorships of the Company's directors. However, the Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

In Camera Sessions

  The Board meets without management at all regularly scheduled and special meetings of the Board.

The Chairman of the Board is required to ensure that, upon completion of the business of all meetings of the Board and more often as needed, the directors have the opportunity to hold discussions without management present. The Board therefore meets without management at all regularly scheduled and special meetings of the Board. All Committees also hold in camera sessions without management present at least at the end of each regularly scheduled meeting. Finally, certain Committees hold additional in camera sessions as follows:

•
The Audit Committee holds private sessions with each of the external auditor, the Vice-President of Internal Audit and senior management following each regularly scheduled committee meeting;

•
The HRC holds private sessions with senior management following each regularly scheduled committee meeting. The HRC also holds private sessions with its independent external compensation consultant following meetings in which compensation items are discussed; and

•
The Reserves Committee holds private sessions with the Internal Qualified Reserves Evaluator following each regularly scheduled Reserves Committee meeting.

MANAGEMENT PROXY CIRCULAR       29

A tabular form of the in camera sessions of the Board and its committee meetings in 2013 is as follows:

Board/Board Committee	Number of In Camera Sessions Held at Regularly Scheduled Meetings

Board	8 of 8

Audit	6 of 6

CEO Succession	1 of 1

HRC[1]	4 of 5

Governance and Nominating	3 of 3

Reserves	4 of 4

HSECR	3 of 3

1.
The HRC held one meeting, in April 2013, for which the sole business was the approval of the annual long-term incentive grant (for which no in camera session was required).

Director Orientation and Continuing Education

  Talisman provides continuous education opportunities for all directors to enhance their skills and to build a current understanding of the business environment in which the Company operates.

Talisman is committed to ensuring its directors have the skills and knowledge necessary to meet their obligations as directors. The program has two components: new director orientation and ongoing director development.

New Director Orientation

The Company has an orientation and development program for new directors that includes the following:

•
All new directors are provided with an orientation package that includes, among other things, a detailed history of the Company, copies of corporate and Board policies including the Company's Policy on Business Conduct and Ethics, the Terms of Reference of the Board and its Committees, position descriptions, background information regarding each of the other directors and executive officers, members of the Board Committees, meeting dates and a memorandum of director duties. New directors are expected to review and become familiar with the contents of this orientation package.

•
Following the appointment or election of a new Board member, the Corporate Secretary typically conducts an orientation session with each new director to discuss Board governance structures, director compensation, and administrative and regulatory procedures associated with director appointments.

•
The Corporate Secretary also coordinates an extensive orientation session with new directors to review the Company's business, expectations of directors, current issues and opportunities, and corporate goals and objectives. New directors are introduced to executives and key employees and provided with an overview of the Company's operations and strategic objectives. As required, a special education session on reserves estimates and related processes is arranged with the Company's Internal Qualified Reserves Evaluator, and additional sessions on special topics may be scheduled at the request of new directors.

•
New Board members have access to and meet with the President and CEO as appropriate.

Ongoing Director Development

The Company regularly provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis and at every regularly scheduled Board meeting, but specifically at an annual strategy session which typically includes reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business.

Director Education Activities in 2013

Continuing education helps Talisman's directors stay up-to-date with industry developments and changing governance issues and requirements, and understand issues facing the Company.

30       TALISMAN ENERGY

Since March 2013, continuing education activities of the Board and its members have included the following:

•
Field trip visit to Edson, one of the Company's conventional operations in Canada (HSECR).

•
Field trip to the Company's operations in the Eagle Ford, Texas. This field trip was in conjunction with the Company's international Board meeting in Houston where Board members received various informative sessions from employees on Talisman's operations in the Eagle Ford and Marcellus (Board).

•
Presentation on recent case law surrounding independent director oversight of international assets (Board).

•
Presentation by retired senior analyst on market assessment of the Company (Board).

•
Presentation from the Company's external auditors on the new PCAOB Staff Audit Practice Alert 11 (Audit Committee).

•
Internal presentation on regulatory developments affecting reserves (Reserves Committee).

•
Internal presentation on regulatory developments affecting financial reporting (Audit Committee).

•
Internal presentation on governance best practices disclosure and trends (Governance and Nominating Committee, HRC).

•
Internal presentation of compensation best practices and trends (HRC, Governance and Nominating Committee).

•
Presentations on "Drilling 101" and Drilling and Completions (Board).

•
Presentation on "Marketing 101" (Board).

Talisman also maintains a corporate membership to the Institute of Corporate Directors to ensure that all directors have access to ongoing director education opportunities.

All committees regularly receive informational papers from management on trends and issues related to the particular committee mandate as part of their Board and Board committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company or the industry.

In addition to the above, directors pursue individual continuing education opportunities. In 2013, individual Board members also pursued educational opportunities such as IFRS updates, meetings with independent investment advisors and legal advisors, and Canadian Institute of Corporate Directors programs, in addition to director seminars generally. Directors may attend industry conferences and subscribe to industry publications.

Director Qualifications, Expectations and Number of Directorships

  Talisman maintains a skills matrix and a listing of desired attributes to assist in ensuring effectiveness in director selection.

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the director selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company's governance framework, current Board composition and skills and experience priorities as corporate strategy changes. This skills matrix is updated regularly to ensure that it remains relevant to the current business environment and corporate strategic direction. Please see pages 10 through 16 for the profiles of each director and pages 8 and 9 for a discussion of specific Board renewal actions undertaken by the Board in 2013.

MANAGEMENT PROXY CIRCULAR       31

The following chart conveys some of the skills and experience considered by the Governance and Nominating Committee and the Board in assessing Board compensation and identifies the skills and experience of each director nominee:

Executive management	Strategy or leading growth	Industry knowledge or oil & gas experience	Financial acumen or financial expertise	Risk management	International experience	Global capital markets	Banking and M&A	Responsible business practices[1]	Human resources/Compensation	Other public company boards	Government relations/public sector	Integration experience	Stakeholder relations/public policy
Christiane Bergevin	Y	Y		Y	Y	Y	Y	Y	Y		Y	Y	Y	Y
Donald J. Carty	Y	Y		Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Jonathan Christodoro	Y	Y		Y	Y	Y	Y	Y	Y	Y	Y	Y		Y
William R.P. Dalton	Y	Y		Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Thomas W. Ebbern	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y			Y
Harold N. Kvisle	Y	Y	Y	Y	Y	Y			Y	Y	Y	Y	Y	Y
Brian M. Levitt	Y	Y		Y				Y		Y	Y	Y		
Samuel J. Merksamer	Y	Y	Y	Y			Y	Y			Y			
Lisa A. Stewart	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y		Y	Y	Y
Henry W. Sykes	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Peter W. Tomsett	Y	Y		Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Michael T. Waites	Y	Y	Y	Y	Y	Y			Y	Y		Y	Y	Y
Charles R. Williamson	Y	Y	Y	Y	Y	Y			Y	Y	Y	Y	Y	Y
Charles M. Winograd	Y	Y		Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y

1.
Including experience in environment, safety, social responsibility and sustainable practices.

In addition to the skills matrix, the Governance and Nominating Committee considers all director candidates against various personal attributes which it believes contribute to the effective functioning, governance and decision-making of the Board. These attributes include:

•	Integrity	•	Balance of Independent and Team Mindedness
•	Strategic/Analytical Thinking	•	Risk Analysis
•	Open Mindedness	•	Business Judgment
•	Collaborative	•	Diversity
•	Communication	•	Commitment

While the attributes described above provide the Governance and Nominating Committee with a framework for assessing director candidates, it is not meant to limit the scope of the review. Each candidate is reviewed against his or her specific experiences and perspectives to assess his or her potential effectiveness as a director.

The Governance and Nominating Committee also reviews all existing and future commitments of each candidate, including other directorships, to determine: (a) if they impact a candidate's independence or pose a potential conflict of interest; (b) whether the candidate will be able to devote sufficient time and commitment to his or her duties as a Board member; and (c) whether there are interlocking directorships.

Diversity

Talisman is committed to increasing diversity on the Board over time, and is actively engaged in support of initiatives aimed at developing and seeking out candidates who meet diversity criteria. In pursuit of this aspiration, Talisman is a member of the

32       TALISMAN ENERGY

Canadian Board Diversity Council and a supporter of its National Diversity initiative and its "Get on Board" Governance Education Program. Talisman also endorses Catalyst Canada's initiative to increase the overall proportion of the Financial Post 500 board seats held by women by 2017.

Performance Assessments

  The Chairman of the Board and Chair of the Governance and Nominating Committee oversee a comprehensive annual assessment process.

The evaluation process assists in assessing overall effectiveness. Measuring contributions made by the Board, by each committee and by each director also illuminates skill gaps and educational opportunities to be addressed for the coming year.

Assessments of the Board, its committees, and individual directors (including special assessments of the Chairman of the Board and of Committee Chairs) are conducted on an annual basis. The following describes the processes by which these assessments are conducted.

Board Assessment

All non-executive directors complete an annual questionnaire which assesses the Board's effectiveness and performance. The questionnaire includes both quantitative and qualitative commentary, and solicits feedback on other areas such as director education and Board succession. The questionnaire is administered by the Corporate Secretary, who compiles and analyzes the results. A summary of the responses to the questionnaire, without attribution to individual Board members, is provided to the Chairman of the Board, the Chairman of the Governance and Nominating Committee, the President and Chief Executive Officer, the Executive Vice-President and General Counsel, and the Corporate Secretary for review. A response plan and action list is developed by the Corporate Secretary and the President and Chief Executive Officer and is reviewed with the Chairman of the Board. The Chairman of the Board provides a report to the Board in the first quarter of each year outlining the data and conclusions of the Board assessment process. A follow up on progress against deliverables in the response plan is also coordinated in the fourth quarter of each year.

As a result of the Chairman's report, Board members identify areas of improvement and communicate their discussions to management for implementation as required. In an effort to continuously improve this process, the format and focus of the written questionnaire is reviewed annually with the Chairman.

Assessment of Individual Directors

The annual questionnaire assessing Board effectiveness provides directors with the opportunity to comment on the performance of individual directors. The Chairman of the Board also conducts individual interviews with each director to solicit feedback on the performance of their peers. The results of the Chairman's interviews are communicated, again without attribution, to individual Board members, and to the Board in the first quarter of each year.

Assessment of Board Committees

Each Committee Chair is responsible for conducting a review of his or her committee's performance over the past year. The Committee may utilize a written questionnaire which asks them to assess committee performance against specific Terms of Reference, as well as comment on communications, presentations, reporting and other items which assist the Committee in fulfilling its mandate. Each Committee Chair reviews and summarizes the results of the review, which are then discussed with the Chairman of the Board. Areas for improvement are reported to the full Board through the Chair's overall performance assessment discussed above.

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

Assessment of Committee Chairs

Members of each committee are asked to annually assess and comment on the performance and knowledge of each Committee Chair. As part of his individual director interviews, the Chairman of the Board asks Board members to comment on the effectiveness of the Committee Chairs with whom they serve. Adjustments are made in April or May of each year to the Committee Chairs after each annual shareholders' meeting, which incorporate the results of the Committee Chair assessments.

MANAGEMENT PROXY CIRCULAR       33

Assessment of Chairman of the Board

The Chairman of the Governance and Nominating Committee conducts an annual assessment of the Chairman of the Board. Individual responses are received by the Chairman of the Governance and Nominating Committee, who summarizes the results and reports areas for improvement to the full Board.

Please see below in the section titled "Board Succession Policy – Term Limits, Tenure and Retirement", for details on the tri-annual review of the Chairman of the Board.

Director Selection and Succession Planning Processes

The Governance and Nominating Committee is responsible for:

(a)
Establishing a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of Board members, retirement dates and the strategic direction of the Company as well as the competencies and skills the Board, as a whole, should possess;

(b)
Identifying individuals qualified to become Board members and establishing a list of potential candidates with the desired skills and experience, consistent with criteria in the long-term succession plan noted above;

(c)
Overseeing the process to recruit new Board members, and to recommend to the Board nominees for election to the Board; and

(d)
Ensuring there is a succession plan for the position of the Chairman of the Board.

The Governance and Nominating Committee believes that a board that has a broad mix of complementary skills and expertise can more effectively oversee the range of issues that arise and make more informed board decisions, particularly for a company of Talisman's size and complexity. The experience, qualifications and skills of Talisman's directors are evaluated regularly to ensure that Talisman's Board and committee composition is appropriate and essential areas of expertise are represented. Further detail about the Board's skills mix and the personal attributes considered in director selection and succession planning is set forth on page 32. In 2012-2013, with significant strategic changes underway, the Governance and Nominating Committee frequently considered the appropriate skills mix and evaluated Board composition.

List of Director Candidates

  Talisman maintains an evergreen list of candidates.

The Company maintains an "evergreen" list of potential Board members, which is used in the director selection process noted above.

Board Succession Policy – Term Limits, Tenure and Retirement

  In 2013, the Board amended its Board Succession Policy to adopt several guiding principles, including: limiting interlocking directorships; limiting the number of actively serving CEOs on the HRC; and increasing Board diversity over time.

The Board has adopted a policy regarding Board succession (the "Board Succession Policy"). The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board.

  The mandatory retirement age of 70 has been established for directors. There is a presumption that a Board member will resign after 10 years of service, subject to the discretion of the Board. A review of the Chairman occurs every three years.

In 2008, the Governance and Nominating Committee considered whether to impose term limits on directors and on the position of the Chairman of the Board. Subsequent to this review, the Board Succession Policy was amended to provide that Board members will offer their resignations on the 10th anniversary of the member's first election or appointment with the expectation that, unless otherwise determined by the Governance and Nominating Committee, they will not be nominated for election at the next annual shareholders' meeting. The Governance and Nominating Committee, following a focused assessment of the member's areas of principal contribution against the overall composition and needs of the Board, has the discretion to recommend the member's

34       TALISMAN ENERGY

continued nomination as a director. In December 2012, the Governance and Nominating Committee considered Kevin Dunne's continuing service on the Board as he had reached his 10-year anniversary. Having regard to Kevin Dunne's contributions to the Board, and his oil and gas expertise, the Committee approved his nomination as a director at the meeting. Mr. Dunne retired from the Board in December 2013. No other waivers to the Board Succession Policy were granted in 2013. The Governance and Nominating Committee will undertake a focused review of the Chairman of the Board every three years, with a possible extension of the Chairman's position of up to a further three years. The Governance and Nominating Committee conducted an in-depth review of Charles R. Williamson's tenure as Chairman of the Board in February 2012. As a result of the review, Charles R. Williamson was asked and agreed to continue on as Chairman of the Board for an additional three-year term, subject to annual review.

The Board Succession Policy establishes a mandatory retirement age of 70 for directors. In 2013, Mr. Dalton reached the retirement age of 70; he will retire at the Meeting. No waivers to the mandatory retirement age limit were granted with regard to the nominees for director listed in this Circular.

Board Committees

Reports of the Committees

The Board fulfils its role, to act in the best interests of the Company, directly and through committees to which it delegates certain responsibilities.

The Board has established five standing committees: the Audit Committee, the Governance and Nominating Committee, and the Human Resources Committee, the Reserves Committee, the Health, Safety, Environment and Corporate Responsibility Committee. The Board disbanded the Executive Committee in 2013.

In November 2013, Hal Kvisle announced that he would be retiring as CEO during 2014. Following his announcement, in December 2013, the Board established a CEO Succession Committee to steward the process of developing a new CEO job description, considering candidates and ultimately recommending candidates to the Board. Complete details of the Committee's mandate can be found at www.talisman-energy.com. The Committee has been established as a temporary committee only, to be dissolved once the Company's next CEO is selected. The members of the CEO Succession Committee are Donald J. Carty (Chair), Brian M. Levitt, Samuel J. Merksamer and Charles R. Williamson.

With the exception of the Executive Committee, for which there were no regularly scheduled meetings, and the CEO Succession Committee, which meets as needed to fulfil its mandate, the Committees of the Board convene in accordance with an annually developed schedule. The five standing Committees have provided a report which describes the composition of the Committee, its responsibilities and key activities.

MANAGEMENT PROXY CIRCULAR       35

Report of the Audit Committee

Mission:

The Audit Committee is responsible for assisting the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process. It is also responsible for overseeing and monitoring the integrity of the Company's financial statements, its internal control over financial reporting and the external financial audit process, evaluating the independence of the Company's auditor and overseeing the Company's internal audit function. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and management. The Terms of Reference of the Audit Committee require that each member be independent and, as such, all members of the Audit Committee are unrelated, independent directors.

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the Securities and Exchange Commission ("SEC"), nor shall this report be incorporated by reference into any filing made by the Company under the US Securities Act of 1933, as amended, or the US Securities Exchange Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2013 Audited Consolidated Financial Statements. The Audit Committee also discussed with the independent auditor the matters included in the US Auditing Standards No. 114, as amended (AICPA, Professional Standards, Volume 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) ("PCAOB") in Rule 3200T regarding "Communication with Audit Committees". The Audit Committee also has received and reviewed the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor its independence from the Company.

Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the Audited Consolidated Financial Statements for filing with the Canadian securities regulators and the SEC, and include the Audited Consolidated Financial Statements in the Company's Annual Report to shareholders for the year ended December 31, 2013.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the US Securities Exchange Act of 1934, as amended, and NI 52-110, the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Committee's mandate can be found at www.talisman-energy.com.

Highlights:

In 2013, the Audit Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters:

☑	Received regular updates in regard to internal audit activities
☑	Received updates on the evaluation of the effectiveness of the Company's disclosure controls and procedures
☑	Received updates on relevant provisions of the Dodd-Frank Act, including transparency of payments to governments and derivatives
☑	Received an update on the Company's Letters of Credit
☑	Received updates on the corporate finance activities and plans of the Company

Members at December 31, 2013*:

William R.P. Dalton (Chair)
Donald J. Carty
Thomas W. Ebbern
Michael T. Waites
Charles M. Winograd

*
The Committee is comprised entirely of independent directors who are financially literate. Additional information on the Company's Audit Committee, including the Terms of Reference for the Audit Committee, a description of Audit Committee members' education and experience, and a summary of external auditor fees is contained in Schedule "B" to the Company's Annual Information Form for the year ended December 31, 2013.

36       TALISMAN ENERGY

Report of the Human Resources Committee

Skills and Experience:

Members of the HRC have direct experience and skills pertaining to executive compensation, enabling them to make decisions on the suitability of the Company's compensation policies and practices.

The following table describes the experience of the HRC members:

	Donald Carty (Chair)	Brian Levitt	Peter Tomsett	Lisa Stewart

Served or serves on other compensation committee(s)	✓	✓	✓

Chair of other compensation committee(s)	✓	✓	✓

Direct role in supervising a HR function	✓	✓	✓	✓

The members of Talisman's Human Resources Committee have education and experience relevant to the performance of their responsibilities as HRC members, which includes the following:

Donald J. Carty has served on the compensation committees of Barrick Gold Corporation from 2006-2012, Sears Holding Co. from 2001-2007, Hawaiian Holdings Inc. from 2007-2011, Dell Inc. from 1998-2001, Gluskin Sheff & Associates, Inc. in 2006, and 2008 to present. Mr. Carty had responsibility for the human resources function as President and Chief Executive Officer of Canadian Pacific Airlines and President of AMR Airline Group and American Airlines and Vice Chairman and Chief Financial Officer of Dell Inc. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master of Business Administration degree from Harvard University.

Brian Levitt is Chairman of The Toronto-Dominion Bank and sits on the Human Resources Committee of the board of directors. Mr. Levitt also chaired the compensation committee of BCE Inc. from 2009-2011. Mr. Levitt had responsibility for the human resources function as Chief Executive Officer of Imasco Limited (a Canadian consumer products and services company). Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

Peter W. Tomsett currently serves as Chairman of the compensation committee for North American Energy Partners Inc. and has done so since 2007. He also serves on the African Barrick Gold plc compensation committee and has served on Silver Standard Resources Inc. compensation committee from 2006-2008 and on Equinox Minerals Ltd. compensation committee from 2008-2011 and as chairman of that committee from 2007-2008. Prior to that, Mr. Tomsett had direct supervision of the human resources function at Placer Dome Inc. as Chief Executive Officer and as a Regional Manager from 1991-2006. Mr. Tomsett holds a Bachelor in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.

Lisa A. Stewart had direct oversight of the human resources function as Chief Executive Officer of Sheridan Production Partners. Prior to that time, Ms. Stewart had direct oversight of the human resources function as President of El Paso Exploration & Production. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa where she is a member of the College of Engineering and Natural Sciences Hall of Fame.

Mission:

The objective of the HRC is to oversee certain management assessment, succession and compensation matters. The primary roles and responsibilities of the HRC include reviewing and approving the compensation levels of executive officers and leading the process for assessing the performance of the Chief Executive Officer; reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, and the terms and conditions of employee benefit plans; reviewing and approving employee long-term incentive grants and recommending cash unit grants to subsidiaries; reviewing and approving amendments to the terms and conditions of the Company's pension plans; reviewing and making recommendations to the Board as to the appointment of executive officers; reviewing succession plans for key management positions within the Company and its subsidiaries; reviewing management development policies and practices and staffing plans; reviewing human resources strategies and policies; and reviewing the Company's executive compensation disclosure. The HRC also assesses and manages the risk associated with the Company's compensation programs and their alignment with the Company's value creation objectives.

MANAGEMENT PROXY CIRCULAR       37

Collectively, the four members of the HRC sit on all Committees of the Board, which ensures understanding of and alignment with the work of other committees. In addition, this facilitates the HRC's assessment of the Company's risks in order to make decisions about the appropriate compensation policies and practices.

In 2013, the Board updated the Terms of Reference of the HRC. The update was intended to ensure the Committee's compliance with new NYSE compensation committee independence and compensation consultant rules. Specifically, the Terms of Reference were updated to provide for the engagement of compensation consultants directly by the Committee, after consideration of the independence of the consultants, with appointment, oversight, and compensation overseen exclusively and directly by the HRC.

The Committee's mandate can be found at www.talisman-energy.com. Additional information regarding the HRC can be found in the Letter to Shareholders contained in this Circular.

Highlights:

In 2013, the Human Resources Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters:

☑	Evaluated the President and Chief Executive Officer's performance against goals and objectives. See the section titled "Executive Compensation" commencing on page 47 for details
☑	Reviewed shareholder response to compensation disclosure and 2013 Say on Pay
☑
Received results of a compensation risk assessment, CEO compensation risk assessment and peer review presentations from Towers Watson Canada Inc. ("Towers Watson") (external executive compensation consultant)
☑	Reviewed and approved the vesting terms and settlement of the 2010 Performance Share Unit ("PSU") grant
☑	Reviewed and approved modifications to the Company's long-term incentive program metrics for employees and executives
☑	Retained Hugessen Consulting ("Hugessen") as independent compensation consultant to the HRC

Members at December 31, 2013:

Donald J. Carty (Chair)
Brian M. Levitt
Lisa A. Stewart
Peter W. Tomsett

The Committee is comprised entirely of independent directors. No members of the HRC are active Chief Executive Officers of publicly traded companies.

38       TALISMAN ENERGY

Report of the Governance and Nominating Committee

Mission:

The Governance and Nominating Committee is responsible for developing and recommending a set of corporate governance principles and guidelines applicable to the Company. Its duties include approving the Company's annual corporate governance disclosure; establishing a long-term plan for composition of the Board; establishing a process for identifying, recruiting and appointing new directors; reviewing and determining director compensation; and reviewing the general responsibilities and function of the Board, its Committees and the role of the Chairman of the Board and the Chief Executive Officer.

Complete details of the Committee's mandate can be found at www.talisman-energy.com.

Highlights:

In 2013, the Governance and Nominating Committee fulfilled its mandate and, in addition, considered, reviewed and approved the following matters:

☑	Evaluated prioritized skills and experience required for effective oversight of the Company's new strategy and commenced a director recruitment process resulting in the appointments of Brian M. Levitt, Thomas W. Ebbern and Henry W. Sykes as directors of the Company. See pages 8 and 9 for further details on Board renewal at Talisman
☑	Reviewed the appointment of Samuel J. Merksamer and Jonathan Christodoro pursuant to a nomination and standstill agreement between the Company and the Icahn Group. See page 9 for further details
☑	Reviewed 2013 voting results
☑	Reviewed and approved Board Succession Policy updates

Members at December 31, 2013:

Charles M. Winograd (Chair)
Christiane Bergevin
William R.P. Dalton
Brian M. Levitt
Charles R. Williamson

The Committee is comprised entirely of independent directors.

MANAGEMENT PROXY CIRCULAR       39

Report of the Reserves Committee

Mission:

The primary responsibilities of the Reserves Committee include reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas reserves and valuation activities; reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data; meeting with management and the qualified reserves evaluator or auditor to review the reserves and valuation data; reviewing the value creation and capital investments associated with or relative to changes in reserves volumes; reviewing and recommending to the Board for approval the content and filing of the Company's Annual Statement of Reserves Data and Other Oil and Gas Information, and the Company's Annual Report of Management and Directors on Oil and Gas Disclosure.

The Committee's mandate can be found at www.talisman-energy.com.

Highlights:

In 2013, the Reserves Committee fulfilled its mandate and, in addition, considered, reviewed or approved the following matters:

☑	Reviewed and approved changes to the reserves and resource process to provide for the annual review of the value creation and capital investments associated with changes in reserves volumes and to provide for the annual review of the numeric contingent and prospective resource estimates, and the process used to develop these estimates for the Company's producing assets and exploration programs
☑	Received an update on the regulatory environment affecting reserves disclosure, including proposed changes to NI 51-101

Members at December 31, 2013:

Lisa A. Stewart (Chair)
Jonathan Christodoro
William R.P. Dalton
Thomas W. Ebbern
Henry W. Sykes
Michael T. Waites

The Committee is comprised of a majority of independent directors.

40       TALISMAN ENERGY

Report of the Health, Safety, Environment and Corporate Responsibility Committee

Mission:

The HSECR Committee reviews the effectiveness with which the Company meets its obligations and achieves its objectives pertaining to health, safety and the environment. The primary responsibilities of the HSECR Committee include reviewing policies and management systems and the Company's system of internal controls in the areas of health, safety and the environment; reviewing the findings of regulatory agencies and auditors in respect of health, safety, the environment and corporate responsibility and management's responses thereto; reviewing significant health, safety and environmental risks and exposures; assessing mitigating or remedial action taken to address the identified risks, including the adequacy of environmental insurance; and annually reviewing the Company's Corporate Responsibility Report. The Terms of Reference of the HSECR Committee require the Committee to review and consider corporate social responsibility policies with respect to security, community relations and human rights.

Complete details of the Committee's mandate can be found at www.talisman-energy.com.

Highlights:

In 2013, the Health, Safety, Environment and Corporate Responsibility Committee fulfilled its mandate and, in addition, considered, reviewed and approved the following matters:

☑	Received an update on aviation safety
☑	Reviewed changes in the Company's global Health, Safety and Environment ("HSE") organization, roles and responsibilities

In 2013, the HSECR Committee also attended a field trip to Edson in Alberta, Canada.

Members as at December 31, 2013:

Peter W. Tomsett (Chair)
Christiane Bergevin
Henry W. Sykes

The Committee is comprised of a majority of independent directors.

MANAGEMENT PROXY CIRCULAR       41

V.      DIRECTOR COMPENSATION

Compensation Philosophy and Program Design	42

Annual Compensation Review Process	42

Director Compensation Elements	43

Quantum and Structure of Pay	43

Director Share Ownership Policy	44

Director Deferred Share Unit Plan	44

Director Stock Option Plan	45

Director Compensation Tables	45

Compensation	45

Director Share Ownership	46

Outstanding Share-Based Awards	46

Compensation Philosophy and Program Design

  Directors' compensation is designed to effectively align directors' interests with the long-term success of Talisman.

For the purposes of this Director Compensation section, "director" means non-executive director unless otherwise indicated.

The principal role of the Board is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. Talisman's director compensation program is therefore structured to address the following principles:

•
Director compensation should relate to the overall stewardship and governance of the Company, and specifically align directors' interests with the long-term success of Talisman.

•
The compensation program should assist in attracting and retaining qualified individual directors who will contribute to Board effectiveness as a whole.

•
Talisman's director compensation program should be competitive with other comparable public companies.

•
Directors who also serve as executive officers of the Company should not receive additional compensation for their service as directors.

The following features of Talisman's compensation program align the interests of directors with shareholders:

•
Directors receive a portion of their compensation in the form of director deferred share units ("DDSUs"). DDSUs cannot be redeemed until a director ceases to be a director and, if applicable, ceases to be an employee of the Company or an affiliate, except as otherwise provided in the Deferred Share Unit Plan for Non-Employee Directors ("DDSU Plan").

•
The value of DDSUs received by directors tracks the performance of Talisman's Common Shares.

•
Talisman has a Director Share Ownership Policy. Within five years, directors are required to accumulate and hold Common Shares and/or DDSUs equivalent to three times the aggregate of their annual cash retainer and annual equity retainer.

•
Directors may voluntarily elect to receive all or a portion of their annual cash retainer and fees in the form of DDSUs, and the majority of directors choose to do so. Directors have a substantial financial interest in the Company.

•
No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

Annual Compensation Review Process

Director compensation is reviewed on an annual basis. The Governance and Nominating Committee regularly reviews director compensation and considers and, where appropriate, approves changes to the compensation structure or level for Board members.

42       TALISMAN ENERGY

The Governance and Nominating Committee reviews Talisman's overall director compensation program, the balance of the cash and equity components, director share ownership levels, the alignment of any proposed changes with best practices in corporate governance, and the impact in relation to directors' responsibilities and director recruitment efforts.

In 2013, the Governance and Nominating Committee reviewed peer practices with respect to director meeting and retainer fees and director share ownership to assess the competitiveness of compensation practices and ownership expectations.

The Governance and Nominating Committee reviews compensation in peer organizations when establishing compensation levels for Talisman directors. Talisman's director compensation comparator group, and the attributes of peer companies considered in determining the peer group, are established to be consistent with the Company's approach on executive compensation at the time annual director compensation is set. The below North American energy peer companies were selected in 2013 to be used for competitive market analysis of director compensation for Talisman's directors for their 2013 compensation.

Anadarko Petroleum Corporation	Husky Energy Inc.

Apache Corporation	Imperial Oil Limited

Canadian Natural Resources Ltd.	Marathon Oil Corporation

Cenovus Energy Inc.	Murphy Oil Corporation

Chesapeake Energy Corporation	Nexen Inc.

Devon Energy Corporation	Noble Energy Inc.

Enbridge Inc.	Occidental Petroleum Corporation

Encana Corporation	Southwestern Energy Co.

EOG Resources, Inc.	Suncor Energy Inc.

Hess Corporation	TransCanada Corporation

The Governance and Nominating Committee has determined that alignment to the 50th percentile of North American energy peers best reflects the competitive marketplace, the market for director talent, and alignment with the approach to executive compensation.

In May 2012 and again in April 2013, after careful consideration of Talisman's share price performance and placement within its peer group, the Governance and Nominating Committee recommended that no changes be made to director compensation.

In February 2014, the Human Resources Committee revised the peer group used to determine executive compensation. The Governance and Nominating Committee reviews director compensation annually in May, aligning with director elections. In February 2014, the Governance and Nominating Committee reviewed the director compensation peer group in light of changes to the executive compensation peer group, and determined that 2014 director compensation will be assessed using a peer group that aligns with the new executive compensation peer group (see page 52).

Director Compensation Elements

Quantum and Structure of Pay

For the year ended December 31, 2013, each director of Talisman was remunerated according to the fee schedule provided below.

Director Fee Schedule for Year Ended December 31, 2013

Fee schedule for 2013

Chairman of the Board Annual Retainer[1]	$200,000

Annual Retainer for Other Directors	$50,000

Board Meeting Fee	$1,700 ($800 for teleconference)

Audit Committee Chair Retainer	$25,000

Audit Committee Member Retainer	$10,000

Committee Chair Retainer	$15,000

Committee Member Retainer	$6,000

Committee Attendance Fee	$1,700 ($800 for teleconference)

Equity grant (Chairman)[2]	$300,000 (in DDSUs)

Equity grant (Director)[2]	$150,000 (in DDSUs)

1.
The Chairman's annual retainer is an all-inclusive retainer. No additional fees are paid for attendance at Board or Board Committee meetings, or for service on other Talisman-related matters.

2.
Directors who are elected or appointed after an annual equity grant are eligible for a pro-rated DDSU award for the period from election or appointment to the next annual equity grant.

MANAGEMENT PROXY CIRCULAR       43

In addition, directors are reimbursed for their Company-related travel expenses. The President and Chief Executive Officer is not paid for his services on the Board.

Director Share Ownership Policy

  Since 1998, Talisman has had a Director Share Ownership Policy requiring directors to maintain certain ownership levels. In 2013, approximately 87% of the total compensation directors received was in the form of DDSUs.

Directors are required to own a value of Common Shares and/or DDSUs equal to three times the aggregate of the annual cash retainer and annual equity retainer. Directors have five years from May 1st following the year in which the director was elected or appointed to reach the required target. Directors who do not meet the requirements of the Director Share Ownership Policy have a 12-month grace period to correct the deficiency. It is expected that, at the end of the grace period, subject to the discretion of the Governance and Nominating Committee, each director will be in compliance with the share ownership requirement. Directors may correct deficiencies under this policy through various methods, including electing a portion of their annual cash retainer and fees in the form of DDSUs, or otherwise acquire Common Shares of the Company.

Under Talisman's Director Share Ownership Policy, the ownership requirements are as follows:

Director:	$50,000 annual cash retainer + $150,000 annual equity retainer = $200,000
$200,000 × 3 = $600,000

Chairman:	$200,000 annual cash retainer + $300,000 annual equity retainer = $500,000
$500,000 × 3 = $1,500,000

Director Deferred Share Unit Plan

  Talisman has a Director DSU Plan designed to promote alignment of long-term interests between directors and shareholders.

Effective January 1, 2001 and restated in May 2010, the Board implemented a director deferred share unit program.

The objectives of the program are to:

•
promote a greater alignment of long-term interests between the directors and shareholders of Talisman (the value of DDSUs is based on the value of Talisman's Common Shares and directors are entitled only to receive the value of the DDSUs once they cease to be a director and, if applicable, cease to be an employee of the Company or an affiliate, except as otherwise provided in the DDSU Plan);

•
provide a compensation system for directors that is reflective of the responsibility and commitment of the directors and performance of the duties required and expected of the directors; and

•
assist directors in achieving compliance with Talisman's Director Share Ownership Policy.

Under the DDSU Plan, directors may elect to receive up to 100% of their annual cash retainer and fees, in addition to the annual equity retainer, in the form of DDSUs. Directors may not make such an election in the quarter in which they became a director.

DDSUs are allocated to a notional account on an annual basis by dividing the amount of compensation that a director has elected to receive in DDSUs by the fair market value (i.e., the average of the prior trading day's high and low reported price on the TSX) of Talisman's Common Shares on the grant date set by the Committee. Directors are also credited with additional DDSUs corresponding to any associated notional dividend payments. No shares are issued under the DDSU Plan and all DDSUs granted to directors are settled in cash. A director is only entitled to receive the value of his or her DDSUs upon ceasing to be a director of Talisman and, if applicable, ceasing to be an employee of the Company or an affiliate, except as otherwise provided in the DDSU Plan. All DDSUs are vested when granted and will be settled in cash on change of control.

The DDSU Plan was restated in May 2010 to incorporate previous amendments designed to ensure continuing compliance with Section 409A of the US Internal Revenue Code and to provide increased flexibility with respect to the year of payment and choice of valuation date or dates, subject to applicable tax legislation.

44       TALISMAN ENERGY

Director Stock Option Plan

  No stock options have been granted under the Director Stock Option Plan (the "DSOP") since 2003 and no director stock options are currently outstanding.

No stock options have been granted to non-executive directors under the DSOP since 2003. There are no options currently outstanding under this plan. While non-executive directors are eligible to participate in the DSOP, implemented in 1998, Talisman does not intend to grant further options under the DSOP.

Director Compensation Tables

Compensation

During 2013, directors earned the following compensation pursuant to the director fee schedule:

Name	Basic Retainer[1] ($)	Committee Retainers[1] ($)	Attendance Fees[1,2] ($)	Total Fees ($)	Fees Earned in Cash ($)	Fees Credited in DDSUs[3,4] ($)	Equity Grant DDSUs[3,4,5] ($)	Total Compensation ($)

Christiane Bergevin	50,000	12,000	32,700	94,700	12,500	82,200	150,000	244,700

Donald J. Carty	50,000	26,345	36,000	112,345	112,345	0	150,000	262,345

Jonathan Christodoro[6]	3,533	424	1,700	5,657	5,657	0	84,658	90,315

William R.P. Dalton	50,000	37,000	30,900	117,900	92,900	25,000	150,000	267,900

Kevin S. Dunne	50,000	21,000	30,300	101,300	101,300	0	150,000	251,300

Thomas W. Ebbern[7]	27,747	8,879	21,900	58,526	10,426	48,100	157,808	216,334

Brian M. Levitt[8]	41,944	10,605	30,000	82,549	7,111	75,438	200,137	282,686

Samuel J. Merksamer[9]	4,212	505	3,400	8,117	8,117	0	86,712	94,829

Lisa A. Stewart	50,000	21,000	34,400	105,400	0	105,400	150,000	255,400

Henry W. Sykes[10]	21,196	5,087	10,900	37,183	23,983	13,200	138,082	175,265

Peter W. Tomsett	50,000	19,614	35,300	104,914	0	104,914	150,000	254,914

Michael T. Waites	50,000	16,000	27,600	93,600	0	93,600	150,000	243,600

Charles R. Williamson	200,000	0	0	200,000	0	200,000	300,000	500,000

Charles M. Winograd	50,000	26,500	33,400	109,900	59,900	50,000	150,000	259,900

1.
A director may elect to receive a portion of his or her annual retainer, committee retainer and attendance fees in DDSUs. See "Director Share Ownership Policy". Pursuant to the DDSU Plan, directors are not permitted to elect to receive DDSUs in the quarter in which they become a director.

2.
From time to time, a director may get paid for attending committee meetings of which they are not a member but were invited to attend.

3.
The number of DDSUs credited to a director's account is calculated by dividing the value of the DDSUs by the mean of the high and low reported prices at which Common Shares were traded on the TSX on the day preceding the grant date.

4.
DDSUs cannot be redeemed until a director ceases to be a director, and, if applicable, ceases to be an employee of the Company or an affiliate, except as otherwise provided in the DDSU Plan.

5.
Directors who are elected or appointed after an annual equity grant are eligible for a pro-rated DSU award for the period from election or appointment to the next annual equity grant.

6.
The compensation shown is for the period from Mr. Christodoro's appointment on December 6, 2013 to December 31, 2013.

7.
The compensation shown is for the period from Mr. Ebbern's appointment on June 11, 2013 to December 31, 2013.

8.
The compensation shown is for the period from Mr. Levitt's appointment on February 28, 2013 to December 31, 2013.

9.
The compensation shown is for the period from Mr. Merksamer's appointment on December 1, 2013 to December 31, 2013.

10.
The compensation shown is for the period from Mr. Sykes' appointment on July 29, 2013 to December 31, 2013.

MANAGEMENT PROXY CIRCULAR       45

Director Share Ownership

The following table sets out each nominee director's equity ownership in the Company as at December 31, 2013. This table does not include Mr. Kvisle, who is subject to the executive share ownership guidelines. Please refer to page 83 for the executive share ownership table.

Mr. Dalton is the only director who has served for five years and, therefore, is the only director required to meet the current share ownership guidelines. He meets the guideline. Mr. Williamson has served on the Board for over five years, but is only approaching his five year anniversary as Chairman in April of 2014, at which point he will be required to meet the heightened minimum shareholdings applicable to the Chairman role.

	Equity Ownership as at December 31, 2013

Name	Date to Meet Share Ownership Guideline[1]	Ownership Requirement at Year 5 (3x cash + equity) ($)	Common Shares (#)	DDSUs (#)	Total Value of Equity Investment at December 31, 2013[2] ($)	Minimum Share Ownership Requirement Met	Multiple of Ownership Requirement at December 31, 2013 (#)

Christiane Bergevin	30-Apr-2014	600,000	2,000	63,938	797,850	N/A	1.33

Donald J. Carty	30-Apr-2014	600,000	10,000	50,050	726,605	N/A	1.21

Jonathan Christodoro	30-Apr-2019	600,000		6,800	82,280	N/A	0.14

William R.P. Dalton	30-Apr-2011	600,000		63,336	766,366	✓	1.28

Thomas W. Ebbern	30-Apr-2019	600,000	10,000	17,190	328,999	N/A	0.55

Brian M. Levitt	30-Apr-2019	600,000	30,000	22,989	641,167	N/A	1.07

Samuel J. Merksamer	30-Apr-2019	600,000		6,965	84,277	N/A	0.14

Lisa A. Stewart	30-Apr-2015	600,000		70,643	854,780	N/A	1.42

Henry W. Sykes	30-Apr-2019	600,000	8,700	12,838	260,610	N/A	0.43

Peter W. Tomsett	30-Apr-2015	600,000		72,220	873,862	N/A	1.46

Michael T. Waites	30-Apr-2017	600,000	12,875	53,811	806,901	N/A	1.34

Charles R. Williamson	30-Apr-2014	1,500,000		206,538	2,499,110	N/A	1.67

Charles M. Winograd	30-Apr-2014	600,000		64,078	775,344	N/A	1.29

1.
Year 1 commences on May 1 of the year following a director's election or appointment.

2.
For purposes of calculating ownership levels, the Director Share Ownership Policy requires that an annual average of the Company's Common Share closing price be used. The average closing price on the TSX for the period January 1, 2013 – December 31, 2013 was $12.10.

Outstanding Share-Based Awards

As at December 31, 2013, DDSUs1 with the values listed below were outstanding:

Share-Based Awards

Name	Market or Payout Value of vested Share-Based Awards not paid out or distributed[2] ($)

Christiane Bergevin	789,634

Donald J. Carty	618,118

Jonathan Christodoro	83,980

William R.P. Dalton	782,200

Kevin S. Dunne	859,239

Thomas W. Ebbern	212,297

Harold N. Kvisle	560,702

Brian M. Levitt	283,914

Samuel J. Merksamer	86,018

Lisa A. Stewart	872,441

Henry W. Sykes	158,549

Peter W. Tomsett	891,917

Michael T. Waites	664,566

Charles R. Williamson	2,550,744

Charles M. Winograd	791,363

1.
Includes outstanding equity DDSU grants and Board and committee compensation credited in DDSUs.

2.
Market or Payout Value is determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2013 ($12.35).

46       TALISMAN ENERGY

VI.      EXECUTIVE COMPENSATION

Letter to Shareholders	48

Compensation Discussion and Analysis	51

Compensation Philosophy and Program Design	51

Annual Compensation Review Process	52

Discretion	56

Risk Assessment	56

Hedging	57

Clawback Policy	57

Executive Compensation Elements	58

Alignment of Realizable Pay Relative to Peers	59

Base Salary	59

Variable Pay Plan	59

Long-Term Incentives	70

Benefits, Savings and Pension	77

Perquisites	77

Termination and Change in Control Benefits	77

Executive Share Ownership Guidelines	77

CEO Compensation	78

Summary of Discretion Applied in 2013	78

Performance and Trends in Executive Compensation	79

Executive Compensation Tables	80

Summary Compensation Table	80

Incentive Plan Awards	82

Share Ownership Table	83

Pension Plan Benefits	84

Employment Contracts and Termination	86

MANAGEMENT PROXY CIRCULAR       47

Letter to Shareholders

Dear Shareholder,

The Human Resources Committee ("HRC") and Board of Talisman believe in providing clear and comprehensive disclosure to shareholders in order that they can fully understand the compensation paid to our executives, and the rationale behind our decisions. With this letter to shareholders we highlight the Company's performance in 2013 and how it informed and guided our pay decisions throughout 2013. We will also set out how things will further evolve in 2014, as a result of our continual review of our compensation programs and our ongoing process to engage with and respond to our shareholders. A detailed description of our compensation programs and decisions are contained in the Compensation Discussion and Analysis ("CD&A)") that follows this letter.

Important context behind all of Talisman's compensation decisions in 2013 and 2014 is the ongoing strategic transition for the Company. Starting with the appointment of Hal Kvisle in September 2012, management and the Board began a process to transition the Company and evaluate a new strategic direction. In 2013, significant progress was made towards transitioning Talisman in the short-term, and the Company performed well against targets and shareholder expectations. The longer-term strategic direction for the Company is being considered by the Board, and as a result, it is still not feasible to implement long-term incentive measures with three year targets. To align Talisman's executive compensation with performance, continue to improve our programs and implement best practices wherever possible, we have made several changes to our compensation program, and will continue to work towards the implementation of long-term measures for our long-term incentive plan ("LTIP").

Changes to Compensation Program During 2013 and for 2014

Following last year's annual general meeting, we undertook specific actions to review our programs, including members of the Board engaging with shareholders to discuss the Company's executive compensation programs and practices. The Board appreciates the interest from our shareholders and we have taken their feedback into consideration as we reviewed our compensation programs.

The HRC is determined to ensure that our executive compensation practices and disclosure are market competitive and demonstrate alignment with the principles of pay-for-performance. Using the feedback received in the course of conducting our shareholder outreach campaign, as well as the results of the strategic compensation review of our compensation programs, philosophy, and governance, we have undertaken the following improvements:

•
Revised the peer group to reflect the changes in Talisman's size and strategy, thereby positioning the Company closer to the median and lowering the upper end of the compensation range;

•
Streamlined the annual bonus program for 2014 by reducing the number of metrics in the variable pay plan ("VPP"), and increasing the emphasis on quantifiable value drivers; we also increased the weighting of quantifiable targets in the overall scorecard;

•
Introduced a three-year relative total shareholder return ("TSR") measure into the performance share unit ("PSU") plan, with a 50% weighting. The remaining 50% weighting will be based upon the average of the three annual VPP scores over the performance period;

•
Approved the adoption of a formal clawback policy, whereby all incentive awards made to executive officers are subject to recoupment in the event of a material noncompliance of the Company with any reporting requirement under the securities laws requiring a restatement of financial results;

•
Appointed Hugessen to act as the independent consultant to the HRC;

•
Committed to reduce the CEO severance to a two times multiple, effective with the hire of the next CEO; and

•
Increased executive share ownership guidelines for the CEO to five times salary and for the Chief Financial Officer ("CFO") and operations Executive Vice Presidents ("EVPs") to three times salary.

2013 Performance and Impact on Compensation

In 2013, Talisman took steps to becoming a company focused on two core regions, which will deliver sustainable long-term cash flow growth, while simultaneously unlocking value from non-core asset sales. Four key priorities were established in order to transform the Company: living within our means, maintaining a focused capital program, establishing a culture of operational excellence, and unlocking net asset value in the portfolio through the sale of non-core assets. The Company also established external targets for production, cash flow, capital expenditures and asset divestitures, along with the ongoing promise of running the

48       TALISMAN ENERGY

Company safely and maintaining our status as partner and neighbour of choice. In 2013, much progress was made against these objectives, with the Company meeting, on balance, these external targets. While we recognize there is significant room to improve, we are pleased with this first year of performance through a transition period. Specific achievements in 2013 include:

•
A 20% reduction in capital spending, with increased investment in oil and liquids opportunities delivering a 6% increase in liquids volumes from the first quarter to the fourth quarter;

•
A 20% reduction in underlying net General and Administrative ("G&A") costs;

•
Significant operational efficiency improvements in North America; reducing drilling and completions costs by 16% in the Eagle Ford, 13% in the Duvernay and 9% in the Marcellus, and drilling cycle time by 25% in the Eagle Ford and the Marcellus, and 17% in the Montney; and

•
Announced over US$2 billion in asset sales.

We believe it is important to reward management for performance during a shift in strategic direction, and believe we have assessed corporate performance appropriately and in line with share price performance. The HRC also reviews the Company's historical pay-for-performance relative to its peers on an annual basis. Consideration of corporate performance, individual performance, market compensation levels and internal equity all factor into compensation decisions. We look forward to continued shareholder engagement on this matter.

Annual Variable Pay Plan:    Talisman's compensation philosophy is to pay for performance, and our executives' short-term compensation is directly correlated with key operating, cash flow, and investment metrics, as well as strategic objectives. In 2013, Talisman performed in line with the targets set out by the Board and to shareholders, both on a short-term basis and on targets oriented towards long-term strategic change. Based on these results, the HRC approved a VPP score of 1.0 for 2013.

2011 PSU grant:    The three-year performance period of the 2011 PSU grants ended in December 2013. For 2011 and 2012, the multiplier was based upon our assessment of Talisman's performance metrics set at the time of the grant (resultant performance score 26% of target). Last year at this time, recognizing that in 2013 the Company shifted away from an exploration-driven strategy, the underlying focus of the 2011 grant, we communicated that the remaining third would vest based upon the 2013 VPP score. This, along with an application of HRC discretion recognizing the strength of strategic achievements in 2013 and the overall performance of the LTIP, resulted in a payout multiplier for the three years of 67% of target. As the PSUs made up 50% of the value of the 2011 LTIP grant, and that the stock option value of the remaining 50% is currently nil, the overall value of the payout of the 2011 PSU represents approximately 23% of the original target value of the LTIP grant.

CEO Compensation:    Mr. Kvisle's compensation in 2013 was strongly tied to corporate performance. Structurally, close to 90% of his pay package is tied directly to share performance. After a comprehensive assessment process, the Board determined that Mr. Kvisle's personal performance was very strong, with his vision and leadership being key factors in the Company's performance against key strategic objectives during the year. For 2013, the Board approved a personal multiplier of 1.3 for Mr. Kvisle, reflecting the Company's score for the strategic objectives component of the VPP. This score applies to 30% of his VPP, with the remaining 70% tied to the corporate score of 1.0, leading to an overall score of 1.09.

CEO Succession

Our current CEO, Mr. Kvisle, was hired to accomplish a specific set of objectives and it has been the intention of Mr. Kvisle and the Board that he retire in 2014 once he has "re-based" the Company. Following Mr Kvisle's successful leadership of the Company, and strong performance against these transition goals, in late 2013, the Company announced it would begin a process to recruit a new CEO. The Board has formed a special committee and has retained a search firm to enable the Board to select from qualified internal and external candidates. We anticipate that a new CEO will be in place by the end of 2014.

Conclusion

We are confident that the changes we have made to our executive compensation programs further strengthen the link between executive compensation and shareholder value creation, demonstrating our commitment to our pay-for-performance philosophy. We remain committed to improving our compensation and disclosure practices, and we will continue to re-evaluate our current practices and monitor emerging best practices. We also believe in open communication and transparency, and we encourage you to engage with us on our approach to compensation and any related questions you may have ahead of the advisory vote. We invite you to write to us c/o Talisman Investor Relations at the following e-mail address: tlm@talisman-energy.com. E-mails from shareholders that are addressed to the Chair of the HRC or Chairman of the Board and express an interest to communicate directly with the independent directors on this topic will be provided to us.

MANAGEMENT PROXY CIRCULAR       49

On behalf of the HRC, we thank you for taking the time to read our disclosure and encourage you to vote in favor of our approach to executive compensation.

Yours truly,

Donald J. Carty, Chair of the Human Resources Committee

50       TALISMAN ENERGY

Compensation Discussion and Analysis

This Compensation Discussion & Analysis ("CD&A") describes Talisman's executive compensation programs and overall approach to executive compensation. The CEO and all current Executive Vice-Presidents are referred to herein as "Executive Officers". Specifically discussed in the CD&A is the compensation for the following Named Executive Officers ("NEOs"):

•
Harold N. Kvisle, President and Chief Executive Officer;

•
Paul R. Smith, Executive Vice-President, Finance and Chief Financial Officer;

•
A. Paul Blakeley, Executive Vice-President, Asia-Pacific;

•
Paul C. Warwick, Executive Vice-President, Europe-Atlantic;

•
Robert R. Rooney, Executive Vice-President and General Counsel; and

•
L. Scott Thomson, Former Executive Vice-President, Finance and Chief Financial Officer.

For the purposes of this CD&A, "executive compensation" means base salary, short-term and long-term incentives, benefits (including post-employment benefits and change of control provisions), and other compensation. The executive compensation program covers all Executive Vice-President positions that report to the President and Chief Executive Officer, and the President and Chief Executive Officer position itself.

Compensation Philosophy and Program Design

  The executive compensation programs have fixed and performance-based elements. The programs are designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman's performance based culture. Total direct compensation is targeted to the 50th percentile of the Company's peer group.

  Talisman's executive compensation philosophy is intended to reward Executive Officers commensurate with the success of the Company, execution of Talisman's strategy as outlined on page 55, personal achievements in support of that strategy, and in accordance with Talisman's values.

In keeping with this philosophy, the main objectives of Talisman's executive compensation programs are to:

•
Pay for performance by rewarding the attainment of goals and objectives;

•
Attract, retain and motivate high quality Executive Officers to drive organizational success and long-term shareholder value creation, with appropriate consideration of risk;

•
Develop a sense of proprietorship, thereby encouraging all Executive Officers to act in the best interests of the Company;

•
Build flexibility in its programs to accommodate the cyclical nature of the oil and gas business; and

•
Align programs to business needs, structure and culture.

Talisman's executive compensation policy is to position total direct compensation at approximately the 50th percentile of the executive compensation peer group. During 2013, Talisman revised the executive compensation peer group; please refer to page 52 for additional information.

Corporate performance is measured by achievement of safety, environmental, strategic, operational, financial and people goals. Individual performance is evaluated based on achievement of personal performance goals, leadership, and demonstration of Talisman's values. Talisman's values emphasize safety, passion, bias for results, respect, excellence, teamwork, and honest communication. Through individual goal setting and performance reviews involving the HRC, Executive Officers have a clear line of sight between individual contributions, organizational success, and the impact on compensation.

Executive Officers have both fixed and performance-based elements of compensation. Programs are intentionally designed to be more heavily weighted towards performance-based elements of compensation, reinforcing Talisman's performance culture. Total direct compensation is targeted such that top quartile compensation is provided to Executive Officers in times when Talisman and the individual exceed performance goals. By having elements of total direct compensation subject to performance, Executive Officers will receive significantly less compensation if Talisman does not achieve its goals, particularly if share price is impacted.

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Annual Compensation Review Process

  In 2013, to recognize the change in Talisman since the peer group was last set in 2010, the Company established a new executive compensation peer group. These companies are similar to Talisman in terms of industry, size and/or complexity. The compensation of each Executive Officer position is compared with the compensation of similar positions within the peer companies.

Compensation for the Executive Officers is reviewed on an annual basis, and involves a detailed review of corporate and individual performance and market compensation data. The HRC reviews base salaries, variable pay and long-term incentives individually and as a whole (that is, it considers "total direct compensation" in its entirety).

The full Board approves changes to the President and CEO's compensation, following the HRC's review and recommendation. The HRC reviews and approves changes to the remaining Executive Officers' compensation.

Competitive Market Analysis

The HRC reviews compensation practices in peer organizations when establishing compensation levels for Executive Officers. In 2013, Talisman re-evaluated the executive compensation peer group and the HRC determined it would be appropriate to reset the group. A group of 16 companies was selected, consisting of eight Canadian companies and eight US companies. These companies were selected in consideration of the following attributes:

•
Significant presence in oil and gas exploration and production, or in a similar and related industry;

•
Revenue, assets, market capitalization, total enterprise value and oil and gas production relative to Talisman; and

•
Headquartered in Canada or the US, with North American and/or international operations.

The following Canadian and US companies were selected to be used for competitive market analysis of executive compensation for Talisman's Executive Officers:

Canadian Peers	US Peers

ARC Resources Ltd.	Cabot Oil & Gas Corporation

Canadian Natural Resources Ltd.	Continental Resources Inc.

Cenovus Energy Inc.	Denbury Resources Inc.

Crescent Point Energy Corporation	Devon Energy Corporation

Encana Corporation	Marathon Oil Corporation

Husky Energy Inc.	Murphy Oil Corporation

Pembina Pipeline Corporation	Nobel Energy Inc.

Penn West Petroleum Ltd.	Southwestern Energy Company

52       TALISMAN ENERGY

The following table summarizes the size statistics considered in selecting the new peer group, separated by Canadian and US peers:

	Revenue[1] ($mm)	Assets[1] ($mm)	Market Capitalization[2] ($mm)	Total Enterprise Value[2] ($mm)	Average Daily Production[1] (mboe/d)

Canadian Companies

75th Percentile	$17,640	$33,984	$30,599	$33,939	516,734

50th Percentile/Median	$4,643	$16,070	$15,231	$18,322	267,442

25th Percentile	$2,330	$9,240	$9,866	$11,068	98,751

US Companies

75th Percentile	$9,145	$31,390	$24,527	$30,150	431,750

50th Percentile/Median	$3,762	$14,315	$18,518	$21,260	231,510

25th Percentile	$2,423	$7,338	$12,547	$13,982	103,687

Talisman	$4,761	$19,161	$12,789	$18,470	373,000

Percent Rank vs Canada	51p	58p	38p	52p	66p

Percent Rank vs US	55p	64p	27p	46p	71p

1.
Revenue, assets and average daily production are as reported for the most recently completed fiscal year.

2.
Market capitalization and total enterprise value are as reported December 31, 2013.

These peer companies were selected because they are independent organizations similar to Talisman in terms of industry, size and/or complexity. Talisman is positioned at or near the median levels relative to both the Canadian and US peers, with the only exception being that the median market capitalizations of the Canadian and US peers are slightly higher than Talisman's market capitalization; however, when the scope of operations is considered holistically, i.e., revenues, assets, market capitalization, total enterprise value and annual production levels, the HRC feels that these companies represent reasonable peers for Talisman. These companies have executive positions that are similar to those of Talisman and reflect the domestic and international scope of responsibilities required at the executive level, and also reflect the geographic market in which Talisman competes for executive talent and capital.

When using the peer group to determine executive compensation levels, the HRC will consider the market median compensation levels for each group of peers, Canadian and US, then based on market competitive considerations, determine which reference point is more appropriate for each executive role. A competitive market analysis was completed using this peer group, and the results of this analysis were applied by the HRC in February 2014 when making decisions on 2014 salaries and 2014 incentive opportunities.

Compensation decisions made in February 2013, for 2013 salary and incentive opportunities, were based on the 2013 North American compensation peer group that was in use at that time. That peer group consisted of: Anadarko Petroleum Corporation, Apache Corporation, Canadian Natural Resources Ltd., Cenovus Energy Inc., Chesapeake Energy Corporation, Devon Energy Corporation, Enbridge Inc., Encana Corporation, EOG Resources, Inc., Hess Corporation, Husky Energy Inc., Imperial Oil Ltd., Marathon Oil Corporation, Murphy Oil Corporation, Nexen Inc., Noble Energy Inc., Occidental Petroleum Corporation, Southwestern Energy Co., Suncor Energy Inc. and TransCanada Corporation.

Executive Compensation Consultants

  Hugessen was retained in May 2013 to provide independent executive compensation advisor services solely to the Board and the HRC. Prior to hiring Hugessen, Towers Watson provided the HRC with independent executive compensation advisor services as well as some ancillary employee compensation and general human resources consulting services to management. The HRC has a Global Compensation Consultant Policy and Process in place that provides safeguards to ensure the independence of the compensation consultant by providing the HRC appropriate oversight for all services provided by the compensation consultant to the HRC and the Company.

The HRC retains the services of Hugessen to provide an independent external opinion on various executive compensation matters, and advice to the HRC in respect of compensation for Talisman's executives. Hugessen reports directly to the Chair of the HRC on these matters. Hugessen was first retained by Talisman in May 2013. From May 2010 to May 2013, the HRC retained the services of Towers Watson to provide market information, surveys, trends, external opinions on various executive compensation matters, and

MANAGEMENT PROXY CIRCULAR       53

advice to management and the Committee in respect of compensation for Talisman's executives during its service to the HRC. Towers Watson also provided advice to management with respect to employee compensation and general human resources issues. Towers Watson continues to advise management going forward.

In 2012, the HRC approved an internal Global Compensation Consultant Policy and Process. The policy provides mechanisms and protocols to ensure the independence of the HRC's compensation consultant by providing the HRC appropriate oversight for all services provided by the compensation consultant to the HRC and the Company. In February 2013 the HRC pre-approved the anticipated Towers Watson fees for 2013. Following the HRC's engagement of Hugessen, Towers Watson was no longer the independent executive compensation advisor for the HRC, allowing Talisman's management team to engage Towers Watson's services without HRC pre-approval.

In 2013, Hugessen received $328,417 for services provided to the HRC, and Towers Watson received an aggregate of $478,234 for services provided to the HRC and management.

Executive Compensation Related Fees

Consultant	Type of Work	Fees paid ($) 2013	Fees paid ($) 2012

Hugessen	Consulting support to the Board, the HRC, or the HRC Chair on compensation matters	328,417	–

Towers Watson[1]	Consulting support to the Board, the HRC, or the HRC Chair on compensation matters	168,443	215,614

	Consulting support to management on compensation matters	309,791	290,936

	Total fees paid to Towers Watson	478,234	506,550

1.
Towers Watson was the independent executive compensation advisor to the HRC until May 2013; all of the fees paid to Towers Watson for consulting support to the HRC ($168,443), and $14,241 of the fees paid for consulting support to management, occurred prior to May 2013; the remaining $295,550 in fees paid for consulting support to management occurred after May 2013.

Determining Executive Officer Compensation – Context for Decision-Making

Talisman links executive compensation to the Company's performance against both strategic and operating targets. Overall corporate results, together with each Executive Officer's individual performance results for the prior performance year, influence the HRC's final determination of executive compensation. Market data is also considered by the HRC in determining executive compensation levels for Executive Officers. Finally, while the majority of the executive compensation program is tied to quantitative measures, there is always also an element of informed judgment that is applied by the HRC in determining pay outcomes. The HRC considers this full range of criteria in its decision making process.

On an annual basis, the HRC approves the performance agreements of the Executive Officers for the upcoming year, which allows the Board to set expectations of the Executive Officers. The performance agreement for the President and Chief Executive Officer reflects the overall corporate objectives for the year, while those of the other Executive Officers cascade from these overall objectives.

54       TALISMAN ENERGY

The 2013 performance agreements of the Executive Officers have four main components, with the following performance ranges and weightings:

The plan structure produces a formulaic outcome for the HRC's consideration ranging from 0% to 150% of target; as the HRC has the ability to apply discretion to the final score and under scenarios of exceptionally strong or poor performance, the final score can range from 0%-200% of target.

Safety is a top priority of the Company, and safety metrics apply to Talisman employees, contractors and all others directly affected by Talisman's operations. Safety goals are included under "Minimum Corporate Performance" to ensure that the Company's safety culture is driven by a visible commitment by Executive Officers.

The HRC considers the targets included in the performance agreements when evaluating performance and determining the variable component of compensation. Performance against these targets is then supplemented by the HRC's thorough assessment of all business and individual performance results and a qualitative evaluation of strategic leadership. The HRC also considers the broader economic environment in which the business is operating, the degree to which risk mitigation informed the decisions made by Executive Officers, and the performance of management in ensuring that the Company acts in a socially responsible manner. More specifically, the HRC recognizes that:

•
Executive Officers need to consider not only commercial and technical risks, but also social, political, and reputational objectives and risks integral to the Company's ability to achieve long-term sustainability;

•
Changes in the economic environment, actions by competitors, drilling results and other factors during the year may require deviation from the original plan;

•
Executive Officers must be given the flexibility and ability to make reasonable decisions, to ensure that they can lead the development and execution of the Company's strategy; and

•
Executive Officers should be rewarded for capitalizing on opportunities that arise during the year and their ability to avoid or minimize negative impacts resulting from changing market conditions.

The President and Chief Executive Officer provides the HRC with additional context for its decision-making, offering assessments on the individual performance of each of the Executive Officers. The HRC finalizes decisions on all executive compensation elements at the same time that the annual financial results are reviewed by the Board. This ensures that a holistic view of performance and compensation is taken.

MANAGEMENT PROXY CIRCULAR       55

Discretion

  The HRC has full discretion on executive compensation with respect to adjusting awards upwards or downwards. The HRC may also waive the eligibility criteria, performance measures, and target and maximum award levels if it believes it is reasonable to do so, considering factors such as key performance indicators and the external global business environment in which the performance was achieved.

The HRC reviews compensation in its in camera sessions, as well as in an in camera session of the full Board. The HRC has full discretion on executive compensation outcomes with respect to adjusting awards up or down. The HRC may also waive the eligibility criteria, performance measures, and target and maximum award levels if it believes it is reasonable to do so, considering factors such as key performance indicators and the external global business environment in which the performance was achieved. In 2011, the Terms of Reference of the HRC were changed such that, on a go forward basis, the CEO's compensation is reviewed by and approved by the full Board, with the same discretion as previously held by the HRC. Instances where the HRC applied discretion to compensation outcomes in 2013 are explained in the relevant sections of the CD&A, for a summary of these decisions refer to page 78.

The HRC has authority to engage consultants and/or legal advisors, as required, to gather information and deliver independent opinions and advice on various subjects, including, among other things, executive compensation and compensation disclosure practices. As part of its normal course, the HRC completes a review of the market position and trends which in turn provides a frame of reference for compensation decisions.

Risk Assessment

Towers Watson completed an executive compensation risk assessment for the HRC in February 2012. This was the first formal review of compensation risk by an independent party. The assessment examined key financial and operating activities of the Company as well as the interplay of these activities with the key drivers of the executive compensation arrangements. Towers Watson also examined Talisman's underlying compensation philosophy, the mix of fixed and variable compensation, and the amount of equity-based compensation within the Company's programs. Finally, the measures within the incentive plans were examined to determine how they incent and reward Executive Officers for the performance of the Company and if there is the potential for any unintended consequences.

Towers Watson reported to the HRC that its review did not find risks arising from the compensation programs that are likely to have a material adverse effect on the Company. In addition, Towers Watson noted that the open and transparent relationship that exists between management and the Board creates a positive environment for future risks to be identified, discussed and mitigated.

Some of the key risk-mitigating features in Talisman's governance process and compensation structure are:

•
A culture of governance;

•
Balance in the design of compensation programs, between fixed pay and variable pay, and between short- and long-term incentives;

•
Balance in the mix of performance measures for both the VPP and LTIP;

•
Capped payout opportunities within the VPP and the PSU plan;

•
Annual LTIP grants, with staggered vesting periods;

•
Balance of market-based objectives and financial/operational-based objectives;

•
Share ownership guidelines for executives; and

•
Applying discretion when assessing individual and overall company performance, and using commodity price adjusted (normalized) results to inform incentive plan decision-making.

In 2013, Towers Watson updated its Executive Compensation Risk Assessment for the HRC based on the new CEO compensation arrangements in place for Mr. Kvisle, and reported to the HRC that they did not find risks arising from the compensation programs that are likely to have a material adverse effect on the Company.

Following their hiring, in May 2013, Hugessen performed a complete review of the Company's compensation programs, philosophy and governance, and the link between pay and performance. While this review was not structured as a formal risk assessment, Hugessen was thorough in their considerations of the Company's compensation programs, and they did not identify any

56       TALISMAN ENERGY

compensation risk concerns. Hugessen did identify several areas where the Company could improve its compensation programs. The HRC considered Hugessen's advice and other market factors, and has made many improvements to the executive compensation program, that are discussed within the CD&A.

Hedging

In 2012, the Board approved an amendment to Talisman's Insider Trading Policy that prohibits reporting insiders from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or other Talisman securities which are held, directly or indirectly, by the reporting insider. No Executive Officer or director has entered into any such arrangements.

Clawback Policy

In 2014, the Board adopted an executive compensation clawback policy which will authorize the Board to demand the reimbursement of all or any portion of annual short-term and long-term incentive compensation received by or payable to an executive officer if (1) there is a material noncompliance of the Company with any financial reporting requirement under the securities laws requiring the restatement of financial results, and (2) the executive officer would have received less compensation based on the restated financials, with a 36 month look-back period. The HRC will implement the policy beginning in 2014.

MANAGEMENT PROXY CIRCULAR       57

Executive Compensation Elements

Base salary and variable pay reward both Company and individual Executive Officer performance on an annual basis. Long-term incentives reward Executive Officers for long-term performance of the Company as measured by key business metrics as well as share price performance. The summary chart below describes the key objectives for each executive compensation element and the relative pay mix1.

1.
Pay mix refers to the relative combination of three key elements – base salary, variable pay, and long-term incentives. Target pay mix for the Executive Officers, including the President and CEO, is depicted to the right of the summary table above. As demonstrated, compensation is more heavily weighted toward performance-based "at risk" compensation, rather than fixed compensation. This positioning supports the Company's guiding principle of placing a significant portion of pay at risk, linking executive rewards with the achievement of business objectives.

58       TALISMAN ENERGY

Alignment of Realizable Pay Relative to Peers

On an annual basis, the HRC reviews the Company's historical pay-for-performance relative to its peers. This analysis is conducted for both CEO and NEO executive compensation levels, and estimates the value of salaries, actual bonus received and the estimated accrued value of long-term incentive awards (paid and unpaid) for the prior three years, subject to executive tenure. An analysis of realizable pay for the 2011 to 2013 time period was conducted by Towers Watson, which shows a historical pay-for-performance alignment that is just outside the desired range.

The HRC has noted the pay-for-performance alignment, recognizing that it is in part a result of the change in executive peer group. Current executive officers did not receive salary increases in 2013, and in 2014, all compensation levels have been maintained at 2013 levels. Future executive officers will be recruited with compensation packages in line with the new executive peer group. The HRC believes this approach to managing to the new peer group over time demonstrates to shareholders our commitment to maintaining alignment between executive compensation and shareholder value.

Base Salary

  Base salaries are targeted at the 50th percentile of similar positions in the executive compensation peer group. For 2014, Talisman will continue to target this position in the market in order to attract and retain high quality executives.

Base salary provides a fixed level of income to Executive Officers. When making base salary decisions, an Executive Officer's skills, relevant experience, level of contribution to Talisman, and overall performance is assessed. Base salaries for Executive Officers are reviewed annually and adjustments are made in early April of each year. Any changes to base salaries require the approval of the HRC for the Executive Vice-Presidents, and the full Board for the President and Chief Executive Officer.

Base salaries are generally targeted at the 50th percentile of similar positions in the Company's executive compensation peer group. The HRC will consider the market median compensation levels for each of the Canadian and US peer groups, then based on market competitive considerations, determine which reference point is more appropriate for each executive role.

The HRC has noted that as a result of the change in executive peer group, current Executive Officers are well placed in the competitive market. As such, the HRC did not provide salary increases in 2013, and in 2014 all compensation levels have been maintained at 2013 levels. Talisman will continue to target the 50th percentile of the new peer group in 2014 to attract and retain high quality executives.

In addition to providing a fixed element of compensation, base salaries are linked to other compensation elements, including short-term and long-term incentives. Since targets for short-term and long-term incentives are expressed as a percentage of base salary, all elements of Executive Officer compensation are reviewed at the same time.

Variable Pay Plan

  The key objectives of Talisman's variable pay plan are to align performance with the achievement of goals and objectives, reinforce accountability and Company values, reward performance contributions, and provide opportunities to share in Talisman's success. The variable pay plan structure includes assessments of performance at the corporate, region/functional area, and individual levels.

Variable pay is a key element of executive compensation and provides a target total cash compensation opportunity at a market competitive level. The variable pay plan is designed to link an Executive Officer's individual performance and impact on corporate

MANAGEMENT PROXY CIRCULAR       59

performance to actual variable pay received. Talisman's Executive Officers share in the risks and rewards of safety, environmental, operational, financial, people and strategic objectives.

Key objectives of Talisman's variable pay plan are intended to:

•
Align performance with the achievement of annual goals and objectives;

•
Reinforce accountability and Company values;

•
Reward performance contributions relative to leadership, financial results and operational achievements; and

•
Provide opportunities to share in Talisman's success.

Variable pay for 2013 was targeted (as a percentage of salary) at the median of Talisman's 2013 North American energy peer group that was in use at the time of those decisions. Actual variable pay received by Executive Officers may exceed or fall short of targets based upon Company and individual performance outcomes. Variable pay opportunities range from 0% to 200% of target for each of the corporate, regional and individual components of the program. Variable pay in respect of the current year's performance is paid in April of the following year after a full assessment by the HRC of year-end financial performance and individual results.

The variable pay targets, opportunity ranges, and relative weightings for the most recently completed performance year were as follows:

	2013 Variable Pay		2013 Weighting on Results
Position	Target (as a % of salary earnings)	Opportunity Range (as a % of salary earnings)	Corporate	Region/ Functional Area	Individual

President and Chief Executive Officer	110	0 – 220	70	–	30

Operations Executive Officers	75	0 – 150	25	25	50

Chief Financial Officer[1]	75	0 – 150	25	25	50

Other Executive Officers	60	0 – 120	25	25	50

1.
Target for the Chief Financial Officer, Mr. Smith, was maintained at 75% when he transferred from his previous role as EVP, North America.

Since the 2012 performance year, region/functional area multipliers have been included in the variable pay plan and have applied to employees at and below the Executive-Vice President level that contribute to the performance of a single region or function. This change was implemented to align with market practice and enable an additional level of pay-for-performance differentiation within a region or function.

2013 Variable Pay Plan Award

  The HRC approved a corporate multiplier of 1.0 reflecting 2013 results. The corporate multiplier accounts for 70% of the President and Chief Executive Officer's variable pay plan award. The President and Chief Executive Officer was awarded an individual multiplier of 1.3, accounting for the remaining 30% of his variable pay plan award.

As noted on pages 61 to 69, the HRC considers market data, the performance of the Company as a whole against the targets set out in the Executive Officers' performance agreements, and the broader environment in which the Company operates in making its determination on variable pay plan awards. Acting in the best interests of the Company, the HRC has the ability to adjust variable pay upward or downward based on their judgment of these factors.

60       TALISMAN ENERGY

In February 2014, the HRC considered the performance agreements of the Executive Officers against actual results achieved. The HRC made the following observations with respect to the corporate objectives for 2013 (which were contained in Mr. Kvisle's performance agreement):

Corporate Objectives and 2013 Results

2013 Objectives	2013 Results

Minimum Requirements	HRC overall assessment: Met / Exceeded expectations

Health Safety and Environment (HSE)[1]
• Improve HSE performance over 2012 and achieve continuous HSE improvement, including reducing LTIF by 20%, TRIF by 15%, spills frequency by 10%, FUHRF by 15% and achieve zero administrative orders and judicial actions.	• Exceeded HSE performance metrics; reduced LTIF by 36%, TRIF by 17%, spills frequency by 15%. FUHRF by 18% and achieved zero administrative orders and judicial actions.
• Successfully reorganized the HSE group, moving greater accountability to the business unit front line.

Legal, Regulatory and Corporate Obligations
• Meet all legal obligations and comply with all regulatory requirements.	• Complied with all requirements.

People, Organization & Internal Processes
• Strengthen and focus Talisman organization.	• Reduced senior leadership team by almost 30%.
•  Reduced management group by 25%.
•  Reduced corporate and North America group by almost 15%.
• Completed an employee pulse survey and, through effective staff engagement, held voluntary attrition at around 10% throughout a year of ongoing transition.

Operational Performance
• Achieve continuous improvement in operational performance in production and investment activities.	• Reduced drilling and completion costs by 16% in the Eagle Ford, by 13% in the Duvernay and by 9% in the Marcellus.
•  Reduced drilling cycle times by 17% in the Montney and by 25% in the Marcellus and in the Eagle Ford.
• Delivered first oil from HST/HSD development offshore Vietnam ahead of schedule and under budget.

Key Operational Targets	HRC overall assessment: Below expectations

• Total production of 380 mboe/d.	• Met external target but at low end of plan range, delivering 373 mboe/d. Production shortfall versus target was mainly due to North Sea, partly offset by stronger NAO production.
• Total operating expenditures and transportation costs of US$2.3 billion.	• Met target and delivered operating and transportation costs of US$2.3 billion.
• Gross G&A of US$1.0 billion.	• Exceeded target delivering gross G&A of US$0.94 billion.
• Non-GAAP cash flow[2] of US$2.5 billion.	• Missed target mainly due to lower liquids production from the UK, delivering non-GAAP cash flow of US$2.2 billion.
• Gross debt / cash flow ratio of 2.0x.	• Delivered gross debt/cash flow ratio of 2.4x. With announced dispositions closing in Q1 2014, it is anticipated that the debt to cash flow ratio will improve.
• Total E&D spending[3] of US$3.0 billion.	• Invested E&D spending of US$3.1billion
• Reserve additions (2P) of 158 mmboe.	• 2P additions (including revisions) of 62 mmboe, adversely affected by negative revisions in North Sea.

Strategic Priorities	HRC overall assessment: Exceeded expectations

Define and Focus on Two Core Regions	• Directed nearly 70% of total capital in 2013 toward the two core regions.
•  Increased total North American liquids production by 30% compared to 2012.
•  Declared "commerciality" under the terms of the licence of the Akacias Field on Block CPO-9 and secured environmental permits for Block CPE-6 in Colombia. (Please see advisories.)
•  Produced first oil from HST/HSD development offshore Vietnam ahead of schedule and under budget.
• Succeeded in focusing the portfolio by exiting Poland, securing government approval to transfer all interests in Sierra Leone and continued the process to exit Peru.

MANAGEMENT PROXY CIRCULAR       61

Live Within Our Means	• Met the Company's 18 month, US$2.3 billion divestiture target within eight months by announcing US$2.2 billion of asset sales, comprising 75% of the Company's dry gas Montney asset in Western Canada, the equity stake in the Ocensa pipeline, the Southeast Sumatra and Onshore Northwest Java assets in Indonesia, and the dry gas Monkman asset in Western Canada.
•  Reduced capital expenditure including exploration expensed[4] by 20% from 2012 to US$3.2 billion.
•  Reduced exploration spending[5] by 25%.
• Continue to face material legacy capital commitments in non-core areas.

Shorten the Capital Cycle	• Delivered liquids growth of 6% from Q1 through Q4.
•  Doubled liquids production in the Eagle Ford from 9 mbbls/d in 2012 to 18 mbbls/d in 2013.
•  Increased capital expenditures in Marcellus with faster payback.
•  Farmed-down long cycle assets in PNG; Sabah farm-down in progress.
• Progressing Colombia CPO-9 and CPE-6 oil developments.

Sustain Current Production While Improving Profitability	• Successfully grew high value oil and liquids production in the Americas and Asia-Pacific, delivering 12% cash flow growth from Q1 to Q4.
•  Challenges with non-core assets in the North Sea led to production declines.
• Delivered significant reductions in capital expenditure and G&A, as well as operational cost efficiencies.

Deliver on Shareholder Expectations	• Active engagement process with shareholders resulting in support for corporate strategy and direction, and management having a better understanding of shareholder expectations.

1.
In this table, as well as the following performance contract tables, LTIF is Lost Time Injury Frequency, TRIF is Total Recordable Injury Frequency, FUHRF is Flammable Unintentional Hydrocarbon Releases Frequency, Press Release Cash Flow is a non-GAAP measure not defined by IFRS. Reported results of this metric may not be comparable to similarly titled measures reported by other peer companies. Metrics prepared based on proportional consolidation of UK and Equion. Gas to liquids ratio assumed to be 6:1. Targets adjusted for reclassification of certain costs from development to exploration.

2.
In this table as well as the following performance contract tables, cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses including Talisman's share of cash flow from equity accounted entities. Cash flow is used by the Company to assess operating results between years and between peer companies using different accounting policies.

3.
In this table as well as the following performance contract tables, exploration and development (E&D) spending is calculated by adjusting the exploration and development expenditure per the financial statements for exploration costs that were expensed as incurred.

4.
In this table, as well as the following performance contract tables, capital expenditure including exploration expensed is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

5.
In this table, as well as the following performance contract tables, exploration spending is the combined total of exploration expenditures capitalized as part of the exploration and evaluations assets in the Consolidated Balance Sheet plus the exploration expenses on a before-tax basis from the Consolidated Statement of Income.

62       TALISMAN ENERGY

2013 Corporate Multiplier and Key Determinants

Based on the HRC's assessment of Company performance in 2013, the HRC approved a corporate multiplier of 1.0 for the 2013 performance year. Consideration was given to the highly successful execution of the disposition program in support of the continued change in corporate strategy, progress made on HSE initiatives, and strong production and financial outcomes from two core regions, offset by weaker performance in reserves replacement and performance of the Company's ownership in the UK joint venture. The determination of the outcome and score for each category are highlighted in the table below.

2013 Objectives	Weightings %	Range[1]	Outcome	Score

Minimum Requirements
• All targets met or exceeded, which continues a year-on-year trend of continuous improvement	Applied as Multiplier	0%-100%	Met / Exceeded Expectations: 100%	1.0

Operating Performance
• Narrowly missed cash flow target due to continued liquids production issues in the UK, but this was nearly offset by increased production from core areas • Kept unit operating costs flat despite lower production	33%	50%-150%	Below Expectations: 90%	0.3

Capital Investment Performance
• Promise to cut capital expenditures by 25% nearly met, without compromising legal and regulatory obligations • Shortened capital cycle by exiting long-dated exploration programs	33%	50%-150%	Below Expectations: 90%	0.3

Strategic Priorities
• Executed first steps in new corporate strategy through a combination of disposition and capital reallocation decisions	33%	50%-150%	Exceeded Expectations: 130%	0.4

Final Score				1.0

1.
Combining the minimum possible scores in each range results in a formulaic minimum score of 0%; combining the maximum possible scores in each range results in a formulaic maximum score of 150%; however, the HRC may apply discretion in situations with exceptionally strong or poor performance and, in such cases, the final score can range from 0%-200% of target

The final score was calculated by adding together the scores for operating performance, capital investment performance and strategic initiative, each with a 33% (or one-third) weighting, then multiplying this result by the minimum requirements score, as illustrated on page 55. The HRC applied downward discretion in translating the slightly higher mathematical outcome of the scorecard into an overall "target" performance score of 1.0.

2013 CEO Performance and Compensation

Mr. Kvisle's objectives in 2013 were the corporate objectives discussed above. In its judgment of the performance of the CEO, the HRC focused on the achievement of the key strategic objectives required to successfully transition the Company in its new strategic direction. Consistent with the strong "Strategic Priorities" score above, Mr. Kvisle's individual performance score was determined by the HRC to be 1.3. The HRC made this determination on the basis that Mr. Kvisle's leadership has resulted in a transition towards a much more focused company, with significant cultural change also achieved. The stronger operational performance of the Company in 2013 is also credited to Mr. Kvisle's leadership in creating a greater focus on operational excellence and discipline around the Company's key value drivers.

Combining the corporate score of 1.0, using a 70% weighting, and Mr. Kvisle's individual score of 1.3, using a 30% weighting, results in a final VPP multiple of 1.09 for Mr. Kvisle. Applying this combined performance multiple of 1.09 to Mr. Kvisle's VPP target of 110% of salary resulted in a bonus payment of $1,558,700. This payout, added to other realizable compensation items has been considered by the HRC in relation to the shareholder experience over his tenure. As approximately 90% of Mr. Kvisle's compensation is delivered in share- based awards, the increase/decrease in the realizable value of this package directly reflects the shareholder experience.

			Value of $100
Year	Total Direct Compensation Awarded ($000s)	Total Direct Compensation Value at December 31, 2013 ($000s)	Period	Mr. Kvisle[1]	Shareholder[2]

2012[3]	$6,601	$6,617	02/21/13 to 12/31/13	$100	$100

2013[4]	$9,544	$9,672	04/01/13 to 12/31/13	$101	$101

1.
Represents the actual value to Mr. Kvisle for each $100 awarded in total direct compensation during the fiscal year indicated.

2.
Represents the cumulative value of a $100 investment in Common Shares made on the first day of the period indicated, assuming reinvestment of dividends.

3.
Shareholder experience tracked from February 21, 2013 as the date that the 2012 award was ultimately granted.

4.
Shareholder experience tracked from April 1, 2013 as the date of Mr. Kvisle's 2013 annual long-term incentive award grant.

MANAGEMENT PROXY CIRCULAR       63

Other Executive Officers' Performance and Compensation

Paul R. Smith
Executive Vice-President, Finance and Chief Financial Officer after May 20, 2013
Executive Vice-President, North America prior to May 20, 2013

Paul R. Smith joined Talisman in 2009 and has 20 years oil and gas experience, in both operational and financial roles. Mr. Smith was the EVP, North America until May 20, 2013, and has been serving as the EVP, Finance and CFO since that time. At the time of his transfer, it was expected that there would be a transition period of several months where Mr. Smith would be managing responsibilities for both positions; consequently, the HRC determined that it would be appropriate to evaluate his performance in 2013 based upon equal consideration of his tenure in each role (i.e., his tenure as EVP, North America and his tenure as EVP, Finance and CFO each had a 50% weighting). In consideration that there would not be an immediate successor to the vacated EVP, North America role, the HRC provided Mr. Smith with an opportunity to earn a performance bonus of $600,000, which was paid in the fourth quarter of 2013, recognizing his effectiveness in transitioning to the CFO role while continuing to assist the North America region. In addition, in recognition of his contributions to the Company's dispositions success which continued into 2014, the HRC will provide Mr. Smith with a performance bonus of $400,000, which will be paid in 2014.

While serving as the EVP, North America, Mr. Smith was responsible for Talisman's operations in Canada and the United States. Mr. Smith's performance in this role during 2013 was assessed by the CEO against individual performance objectives, key regional business metrics and safety metrics. Under Mr. Smith's leadership until May 20, 2013, and with Mr. Smith's assistance following May 20, 2013, the following was observed for the North America region:

2013 Objectives	2013 Results

Minimum Requirements	HRC overall assessment: Met expectations

Health Safety and Environment
•  Improve performance metrics over 2012.
•  Prioritize and reset Talisman management system by the second quarter 2013.
•  Embed FUHRF reduction program for Eagle Ford and sour gas assets.
•  Create roadmap to operationalize shale operating principles by the second quarter 2013.
• Develop annual assurance plan and complete high risk actions from 2012.	• Reduced spills and FUHRF by almost 20% and LTIF by 23%; TRIF increased by 3%. Overdue maintenance items kept at zero.
•  FUHRF reduction programs implemented and executed with good progress, especially in Edson and Eagle Ford.
• Transitioned from Talisman's aspirational Shale Operating Principles towards regulatory compliance, broader industry best practice and Talisman's own evolved governance stance which is moving towards mandatory standards and practices.

Legal, Regulatory and Corporate Obligations
• Meet all legal obligations and comply with all regulatory requirements.	• Met all compliance requirements.

People, Organization and Internal Processes
• Strengthen and focus Talisman organization.	• Canada and USA reorganization completed with related reduction of G&A costs.
•  Effective employee engagement helped keep voluntary turnover below 15%.
•  Made solid progress on simplification of work streams within the three Delivery Unit structure.
• Leadership behaviour incorporated in performance reviews.

Key Operational Targets	HRC overall assessment: Exceeded expectations

• Production of 164 mboe/d.	• Annualized production of 182 mboe/d, benefiting from efforts to reduce Marcellus decline rate and additional capital expenditures.
• Total cash costs of US$819 million.	• Exceeded target, delivering total cash costs of US$782 million.
• Gross G&A of US$206 million.	• Gross G&A was US$171 million.
• Non-GAAP cash flow of US$729 million.	• Exceeded target, delivering non-GAAP cash flow of US$878 million.
• Total E&D spending of US$1,385 million, including exploration spending of US$166 million.	• Exceeded target, delivering E&D spending of US$1,320 million, including exploration spending of US$110 million.
• Reserve additions (2P) of 110 mmboe	• Reserve additions (2P) of 141 mmboe.

64       TALISMAN ENERGY

Strategic Priorities	HRC overall assessment: Exceeded expectations

Strategy/Portfolio	• Continued to high grade the Company's North American portfolio. Agreed to the disposition of 75% of the Company's Montney dry gas asset in Western Canada and three other non-core Canadian assets.

Operations	• Carried out planned activities in the Eagle Ford, Marcellus, Duvernay and Wild River.
•  Reduced D&C costs by 16% in the Eagle Ford, 13% in the Duvernay and 9% in the Marcellus.
• Realized cost savings through effective supply chain management and piloted several new technologies.

After May 21, 2013, Mr. Smith was responsible for the global finance and tax functions along with investor relations, marketing and the transactional element of Talisman's mergers and acquisitions business. Mr. Smith's performance in this role was assessed by the CEO against individual performance objectives, as well as the safety, operating and financial outcomes used to determine the corporate variable pay multiplier. The following was observed in Mr. Smith's performance against his strategic initiatives in the CFO role in 2013:

2013 Objectives	2013 Results

Strategic Priorities	HRC overall assessment: Exceeded expectations

• Lead capital markets work and business development initiatives, including portfolio M&A and joint venture activity.	• Achieved strong outcomes on the Ocensa and Montney divestments, and effectively led additional divestment activities.
• Made significant contributions to the Company's efforts to review and reposition the portfolio, in particular through quantitative analysis
• Manage and strengthen relationships with investors and financial institutions.	• Successfully partnered with the CEO and legal to engage with major shareholders and maintain their support. • Strengthened relationships with banks and rating agencies, addressing their concerns.

Finance and Planning
• Simplify and reduce effort in planning processes. • Strengthen controls environment. • Optimize management information reporting to focus on more efficient capital allocation.	• Led simplification of annual planning process, achieving significant measurable process improvements. • Made significant improvements to tracking of G&A costs by department.

Marketing
• Develop plans to mitigate excess transportation capacity and a NGL strategy for Western Canada and the US. • Evaluate LNG options.	• Clarified mandate of the marketing group and optimized firm pipeline capacity across North America. Made positive progress in optimizing marketing activities and transportation arrangements.

Tax
• Build bench strength and continue to enhance financial reporting capabilities	• Met income tax optimization targets across the Company.

The HRC, at the recommendation of the CEO, approved a regional performance score of 1.175 for Mr. Smith, based on its assessment of the performance of the North America region and his contributions to Corporate Functions during his tenure in each during 2013. Based on Mr. Smith's effective transition to the CFO role, improvements that he made in financial business processes, his successful management of relationships with major shareholders, and his lead role in the success of the divestment program, Mr. Smith was awarded with an individual performance score of 1.3. Combining these outcomes with the corporate multiplier of 1.0, and applying the corporate/region/individual weightings of 25%/25%/50% resulted in final VPP multiplier of 1.19 for Mr. Smith. Applying this performance multiple of 1.19 to Mr. Smith's VPP target of 75% of salary resulted in a bonus payment of $613,289.

MANAGEMENT PROXY CIRCULAR       65

A. Paul Blakeley
Executive Vice-President, Asia-Pacific

A. Paul Blakeley joined Talisman in 1994 and has more than 30 years of oil and gas experience. During 2013, he was responsible for Talisman's operations in Southeast Asia and Algeria. Mr. Blakeley's performance in 2013 was assessed by the CEO against individual performance objectives, key regional business metrics and safety metrics. Under Mr. Blakeley's leadership in 2013, the following was observed for the Asia-Pacific region:

2013 Objectives	2013 Results

Minimum Requirements	HRC overall assessment: Met expectations

Health Safety and Environment
•  Improve performance metrics over 2012 and deliver continuous improvement in Health, Safety and Environment/Operational Assurance.
•  Deepen understanding of process safety/integrity management.
•  Develop annual assurance program.
• Develop incident response plan.	• Further reduced already low incident frequency. Oil and gas producers top quartile performer for both LTIF and TRIF. FUHRF and spill frequency increased slightly. No administrative orders and judicial actions assessed.
•  Commenced Target Zero training and new approach to foster safety-oriented environment.
•  Assurance audits, process safety training and learnings follow all incidents.
• Assurance plans and three-tier response contingencies implemented.

Legal, Regulatory and Corporate Obligations
• Meet all legal obligations and comply with all regulatory requirements.	• Fully met compliance requirements.

People, Organization and Internal Processes
• Strengthen and focus Talisman organization.	• Delivered Asia-Pacific specific employee value proposition model in support of two-core region strategy.
• Successfully controlled turnover and retention rates in competitive Asian market, increasing national hires of managerial staff and promotion of nationals into long-term positions and overseas postings.

Other	• Continued building Talisman's reputation with national oil companies as an operator/partner of choice in Asia.

Key Operational Targets	HRC overall assessment: Below expectations

• Production of 147 mboe/d	• Production was 141 mboe/d, below target partly due to capital expenditure reductions and restrictions imposed by Algerian regulators.
• Achieved first oil at the HST/HSD development offshore Vietnam ahead of schedule and under budget.
• Total operating expenditures and transportation spending of US$596 million.	• Total operating expenditures and transportation costs of US$621 million.
• Gross G&A of US$224 million.	• Gross G&A of US$222 million.
• Non-GAAP cash flow of US$1,275 million.	• Non-GAAP cash flow of US$1,077 million, mainly due to lower production and higher royalties due to capital expenditure reductions.
• Total E&D spending of US$765 million, including exploration spending of US$212 million.	• E&D spending of US$559 million, including exploration spending of US$188 million.
• Reserve additions (2P) of 23 mmboe.	• Negative reserves additions of 7 mmboe mainly due to poor well performance at Kitan and assumption of different equity following potential PM-3 CAA licence extension.

Strategic Priorities	HRC overall assessment: Exceeded expectations

Strategy/Portfolio	• Acquired Red Emperor discovery in Block 07/03 offshore Vietnam in line with strategy for Nam Con Son basin.
• Offshore North West Java and Southeast Sumatra asset sales were completed; currently marketing other assets.

Delivery Milestones	• Delivered the HST/HSD development offshore Vietnam ahead of schedule and under budget. • Significant progress made in negotiations for new contracts, contract extensions and farm-outs.

The HRC, at the recommendation of the CEO, approved a regional performance score of 1.0 for the Asia-Pacific region, based on its consideration of operating and capital investment performance being slightly below expectations, while delivery against strategic priorities exceeded expectations. Based on Mr. Blakeley's leadership in the success of the HST/HSD project in Vietnam, the successful identification and pursuit of lower risk growth opportunities in the region, and the strengthening of key relationships in

66       TALISMAN ENERGY

the region, Mr. Blakeley was awarded with an individual performance score of 1.1. Combining these outcomes with the corporate multiplier of 1.0, and applying the corporate/region/individual weightings of 25%/25%/50% resulted in final VPP multiplier of 1.05 for Mr. Blakeley. Applying this performance multiple of 1.05 to Mr. Blakeley's VPP target of 75% of salary resulted in a bonus payment of $539,438.

Paul C. Warwick
Executive Vice-President, Europe-Atlantic

A chartered engineer with more than 30 years of operational, project and leadership experience in the international oil and gas industry, Paul C. Warwick joined Talisman in May 2012. In 2013, he was responsible for Talisman's operations in Norway, the UK, Kurdistan, Peru and Columbia. Mr. Warwick's performance in 2013 was assessed by the CEO against individual performance objectives, key regional business metrics and safety metrics. Under Mr. Warwick's leadership in 2013, the following was observed for the Europe Atlantic region:

2013 Objectives	2013 Results

Minimum Requirements	HRC overall assessment: Met expectations

Health Safety and Environment
•  Improve performance metrics over 2012.
•  Maintain safety, community relations and environmental commitments during Peru exit process.
•  Make a material reduction in occupational safety and process safety performance.
• Maintain safe operations with no enforcement actions by regulators.	• Reduced LTIF by 55% and TRIF by 35%. Spill frequency and FUHRF increased slightly. No administrative orders and judicial actions assessed, but UK JV received improvement notices during the year.
• Peru exit on track.

People, Organization and Internal Processes
• Strengthen and focus Talisman organization.	• G&A reduction achieved through organization changes. • Reorganized technical functions and HSE in support of fit-for-purpose organization.

Key Operational Targets	HRC overall assessment: Below expectations

• Production of 63 mboe/d.	• Average annual production was 51 mboe/d, largely due to reduction in UK production
• Total operating expenditures and transportation spending of US$1,065 million.	• Total operating expenditures and transportation spending of US$1,038 million.
• Gross G&A of US$254 million.	• Gross G&A of US$241 million.
• Non-GAAP cash flow of US$418 million (excludes Yme and UK).	• Non-GAAP cash flow of US$600 million.
• Total E&D spending of US$1,273 million, including exploration spending of US$342 million (excludes Yme).	• E&D spending of US$1,227 million, including exploration spending of US$392 million.
• UK cash injection of US$263 million.	• US$396 million cash injection into UK business due to poor production performance, resulting in lower cash flow.
• Reserve additions (2P) of 25 mmboe.	• Negative reserve additions (including revisions) of 73 mmboe, mainly due to reserve write-downs in the UK.

Strategic Priorities	HRC overall assessment: Exceeded expectations

Strategy	• Reached a US$470 million settlement agreement with the Yme MOPUstor facility contractor to terminate the project and remove the existing above surface structure, a better than expected outcome.
•  Exited Poland, completed UK transition to a JV and set up effective management structure. Peru exit on track.
•  Agreed to the sale of the Company's Ocensa Pipeline interest for US$595 million and progressed CPE-6 production and CPO-9 full field development plan.
• Continued Kurdistan evaluation and progressed options to monetize and reduce our exposure in the region.

Operations	• Made substantial investments to improve North Sea asset reliability, however improved results or improved performance will take some time due to the nature of the business.

The HRC, at the recommendation of the CEO, approved a regional performance score of 1.0 for the Europe-Atlantic region, based on its consideration of operating and capital investment performance being below expectations, while delivery against strategic priorities exceeded expectations. Based on Mr. Warwick's leadership in transitioning the United Kingdom operations from a Talisman business unit to a stand-alone entity, negotiating the Yme settlement in Norway, and restructuring the HSE and technical functions within the Company, Mr. Warwick was awarded with an individual performance score of 1.25. Combining these outcomes with the corporate multiplier of 1.0, and applying the corporate/region/individual weightings of 25%/25%/50% resulted in final VPP

MANAGEMENT PROXY CIRCULAR       67

multiplier of 1.125 for Mr. Warwick. Applying this performance multiple of 1.125 to Mr. Warwick's VPP target of 75% of salary resulted in a bonus payment of $587,191.

Robert R. Rooney
Executive Vice-President and General Counsel

Robert R. Rooney joined Talisman in 2008, and has substantial experience in mergers and acquisitions, international energy transactions, joint ventures, financings, governance, and corporate reorganizations. During 2013, he was responsible for Talisman's legal, internal audit, corporate security, corporate affairs, and government relations functions. Mr. Rooney's performance in this role was assessed by the CEO against individual performance objectives, as well as the safety, operating and financial outcomes used to determine the corporate variable pay multiplier. The following was observed in Mr. Rooney's performance against his strategic initiatives in this role in 2013:

2013 Objectives	2013 Results

Strategic Priorities	HRC overall assessment: Exceeded expectations

•  Advise on and assist with high grading portfolio and strategic options for Talisman.
• Advise on and assist with capital market activity, portfolio acquisitions and dispositions, joint ventures and business development.	• Provided strong legal advice in the negotiation and execution of divestment transactions, including the sale of 75% of the Company's Montney dry gas assets in Western Canada, the Company's equity interest in the Ocensa Pipeline in Colombia and other Canadian and Indonesian assets.
• Successfully managed legal work and due diligence to complete acquisition of Red Emperor discovery on Block 07/03 offshore Vietnam, and similar international assets.

• Provide leadership and necessary legal and corporate affairs support to execute the shift in strategy towards a more focused company, operating in fewer jurisdictions.	• Effective in role as a director for Talisman Sinopec Energy UK.
•  Provided legal advice to positively influence activities in international jurisdictions.
•  Successfully partnered with the CEO and CFO to engage with major shareholders and maintain their support.
•  Provided strong legal and corporate affairs support for the Company's exit from Poland, its ongoing work to exit Peru, and its work to secure government approval to transfer all interests in Sierra Leone.
• Effectively assumed leadership of Internal Audit function.

• Assist with implementation of tax efficient reorganizations.	• Effectively managed corporate entity and tax structures worldwide in 2013.
• Improve subsidiary governance by balancing business efficiency with risk to corporate veil. • Review and improve corporate governance model as necessary.	• Met all expectations of corporate governance while maintaining the corporate veil.

The HRC, at the recommendation of the CEO, approved a regional performance score of 1.1 for his contributions to Corporate Functions. Based on Mr. Rooney's leadership in shareholder engagement efforts, and advising and executing upon the legal and governance components of acquisitions, divestments and restructurings, Mr. Rooney was awarded with an individual performance score of 1.3. Combining these outcomes with the corporate multiplier of 1.0, and applying the corporate/function/individual weightings of 25%/25%/50% resulted in final VPP multiplier of 1.175 for Mr. Rooney. Applying this performance multiple of 1.175 to Mr. Rooney's VPP target of 60% of salary resulted in a bonus payment of $440,625.

L. Scott Thomson
Former Executive Vice-President, Finance and Chief Financial Officer

Mr. Thomson served as Talisman's EVP, Finance and Chief Financial Officer from July 2008 to May 2013. Mr. Thomson will receive a performance bonus of $199,792 in May 2014. This bonus will be granted in recognition of the contributions he made in the first five months of 2013, including contributions he made in supporting the CEO transition following Mr. Kvisle's hiring.

Corporate Metrics for 2014 Performance Year

During 2013, the HRC re-evaluated the structure and metrics being used in the variable pay plan. For 2014, the HRC has made several adjustments, including:

•
Increasing the weighting of the annual performance metrics category from 33% to 50%,

•
Streamlining the annual performance metrics category, and

•
Including several quantitative measures in the full cycle value creation and strategic initiatives categories.

68       TALISMAN ENERGY

The categories, metrics and weightings that will be used in the VPP in 2014 are:

The
plan structure produces a formulaic outcome for the HRC's consideration ranging from 0% to 150% of target; as the HRC has the ability to apply discretion to the final score and under scenarios of exceptionally strong or poor performance, the final score can range from 0%-200% of target.

Assessment of Talisman's performance against these metrics during 2014 will be used to determine the corporate score in the VPP, as well as to evaluate the 2014 performance year in the outstanding 2012 and 2013 PSU grants, as discussed on pages 71 to 75.

MANAGEMENT PROXY CIRCULAR       69

Long-Term Incentives

  Long-term incentives are a key component of Talisman's compensation strategy, focusing on Company performance and creating long-term shareholder value. Long-term incentive targets are set to support the compensation philosophy of targeting total direct compensation at the 50th percentile of the executive compensation peer group. In 2013, LTIP for the President and Chief Executive Officer was weighted 100% to performance-based executive deferred share units, and LTIP for the other executives was weighted 100% to PSUs. In 2014, LTIP for the President and Chief Executive Officer will continue to be weighted 100% to performance-based executive deferred share units, while LTIP for the other executives will continue to be weighted 100% to PSUs.

Long-term incentives are an integral component of Talisman's overall compensation strategy, focusing on Company performance and creating long-term shareholder value. The key objectives of the LTIP are to:

•
Align long-term interests of Executive Officers with those of shareholders;

•
Develop a sense of proprietorship among Executive Officers and further strengthen the link between compensation and performance;

•
Ensure Talisman's sustained profitability and results;

•
Focus Executive Officers on long-term corporate strategy; and

•
Retain Executive Officers who have the knowledge, experience and expertise required by the Company.

The long-term incentive value granted to each Executive Officer is expressed as a percentage of base salary. Decisions with respect to 2013 long-term incentive grants for Executive Officers were made consistent with the objectives and processes described herein, and the pay mix illustrated on page 58. In 2013, long-term incentive targets were set to support the compensation philosophy of targeting total direct compensation at the 50th percentile of the executive compensation peer group.

	2012 Long-term Incentives	2012 Weighting of Long-term Incentives
Position	Target (as a % of salary earnings)	PSUs (%)	Performance- based EDSUs (%)

President and Chief Executive Officer	450	–	100

Operations Executive Officers	330	100	–

Chief Financial Officer[1]	330	100	–

Other Executive Officers	250	100	–

1.
Target for the Chief Financial Officer, Mr. Smith, was maintained at 330% when he transferred from his previous role as EVP, North America.

For 2013, the HRC approved a change to the pay mix in the LTIP, moving to 100% weighted to PSUs. Mr. Kvisle's LTIP grant is in the form of performance-based executive deferred share units as this vehicle will continue to be appropriate should he continue as a member of the Board following his term as President and Chief Executive Officer. Further discussion of Mr. Kvisle's compensation package and long-term incentive awards is provided in the section titled "CEO Compensation" on page 78.

For 2013, the HRC approved an increased long-term incentive target of 330% of base salary for the operations Executive Officers.

Context for Granting Long-Term Incentives

The Board has responsibility for reviewing and approving the granting of long-term incentives to the President and Chief Executive Officer, following a recommendation from the HRC. The HRC has responsibility for reviewing and approving the granting of long-term incentives to the remaining Executive Officers.

Approval for long-term incentives includes:

•
Setting out the number of stock options, PSUs and/or executive deferred share units ("EDSUs") to be granted to Executive Officers; and

•
Setting out the parameters and authorities for approving other stock option, PSU and/or EDSU grants throughout the year for promoted or newly-appointed Executive Officers.

70       TALISMAN ENERGY

As part of Talisman's philosophy of rewarding Executive Officers commensurate with the performance of the Company, long-term incentives comprise a significant portion of pay mix. Talisman's LTIP does not provide mechanisms by which Executive Officers can monetize unvested equity awards.

Stock Options (Option-Based Awards)

The HRC did not grant stock options to any Executive Officers or Directors in 2013.

The HRC determines, subject to compliance with securities legislation, the date or future date of grant and defines the method by which the exercise price of the stock options will be determined, thereby eliminating any management discretion in determining the strike price of stock options. Pursuant to the terms of Talisman's Employee Stock Option Plan ("ESOP"), the strike price may not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which the option was granted, and the number of options that may be granted to any one individual shall not exceed 5% of the total number of Common Shares outstanding at the date of adoption of the ESOP.

Stock options are intended to be market competitive and forward-looking; they are not granted to reflect or reward prior year performance. As such, previous option-based awards are not taken into account when considering new grants. Stock options generally vest after three years and expire on the 10th anniversary of issuance.

Performance Share Units (Share-Based Awards)

Overview

The PSU plan is strictly performance-based and intended to reward Executive Officers for the Company's performance against specific corporate goals and objectives.

PSUs are a notional share equivalent based on the value of the Company's underlying Common Shares. PSUs are evaluated over a three-year performance cycle, and the number of PSUs that vest following the three-year performance cycle are subject to the Company's achievements against predetermined performance targets. The vesting performance factor can range from 0%-200% of the number of PSUs granted, and the vested PSUs are settled after tax in the form of Talisman Common Shares, which are purchased by the Company on the open market. Participants in the PSU plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as "dividend equivalent PSUs").

The Company has used PSUs in the executive compensation program since 2009. The Company has revisited the metrics and structure of the PSU plan several times since then, in response to changes in corporate strategy and evolving best practices. Significant changes to the PSU metrics were made at the conclusion of 2012, in order to adjust to a change in strategic direction. In 2014, although the strategic direction has been clarified, it is still premature to implement a PSU program which based entirely on three-year performance measures. To recognize the ongoing strategic transition, the HRC has incorporated a relative TSR measure into the 2014 LTIP, as well as three years of annual corporate performance measures.

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The chart below illustrates the metrics in use since 2011, along with a high level consideration of the rationale for the structure at each point in time.

Recycle Ratio, Total Reserves Replacement Ratio, and Exploration Resource Additions Metrics, Used from 2009 to 2012

The metrics used for PSU grants made from 2009 to 2012 were:

•
Recycle Ratio;

•
Total Proved Reserves Replacement Ratio; and

•
Exploration Resource Additions.

Recycle Ratio is calculated as follows:

The basic premise behind the Recycle Ratio is that if the renewal of the asset base (reserves) is being done at less cost than the current realization (operating profit or netback), then future profitability or efficiency will be increased. As such, the higher the Recycle Ratio, the greater the profitability will be for the Company.

Total Proved Reserves Replacement Ratio is calculated as follows:

72       TALISMAN ENERGY

If the ratio is greater than one, then the reserve base of the Company is growing. Conversely, if the ratio is less than one, the reserve base of the Company is shrinking.

Exploration Resource Additions measure the amount of contingent resources that are added to the Company's portfolio. Only Exploration Resource Additions from organic activities (commonly referred to within the oil and gas industry as additions "through the drill bit") were used in the calculation of this performance metric; resource additions through inorganic means, such as by way of acquisitions, were excluded from the calculation. In addition, only the Company's working interest share was included in the determination of the Exploration Resource Additions.

The HRC also determined that all factors involved in the determination of Recycle Ratio, except price and royalties, are controllable elements of the business that ultimately drive performance. The pre-tax recycle ratio was normalized for price and exchange rates, removing the largest external factors from the determination of performance. In the same way as for the Recycle Ratio, reserve additions were normalized for price, giving a more accurate reflection of actual performance, eliminating the "rising or falling tide" effect of commodity prices.

All metrics were measured on a three-year average basis to address the uneven cycle of longer term international projects. The three metrics were balanced when determining the final PSU vesting percentage. Together, Total Proved Reserves Replacement Ratio and Exploration Resource Additions accounted for approximately half of the vesting, with the other half directionally weighted to Recycle Ratio. The weightings were subject to the final discretion of the HRC.

Metrics, Assessment and Performance Range for 2011 PSU Grant

The original metrics and targets set for the 2011 grant are as follows:

	Three-Year Rolling Average Performance
	PSU Vesting
Metrics	0%	50%	100%	150%

Recycle Ratio	<1.5	1.5	2.0	2.5

Total Proved Reserves Replacement Ratio	<1.5	1.5	1.75	2.0

Exploration Resource Additions (mmboe)	0	90	180	270

The number of PSUs that vest at the end of the performance period can range from 0-150% of the initial number of PSUs granted (including dividend equivalent PSUs) subject to the HRC's determination of how the target was met for each performance metric described above. The table below outlines the results achieved to December 31, 2012:

	2011	2012	2-Year Average	Score	Final Weighting	2011 PSU Grant Settlement[1]

Actual Recycle Ratio	1.81x	0.88x	1.19x

Normalized Recycle Ratio	1.12x	0.88x	1.02x	0%	50%	0%

Total Proved Reserves Replacement Ratio	15%	97%	127%	0%	25%	0%

Exploration Resource Additions (mmboe)	241	129	185	102%	25%	26%

					100%	26%

1.
Normalized for foreign exchange and product pricing assumption changes, and major business decisions subsequent to target setting which should be set apart from ongoing performance.

At the conclusion of the 2012 performance year, the HRC determined the metrics that were set at the time of grant for the 2011 PSU grant were no longer aligned with the new strategic direction of the Company. For Executive Officers, for this grant, past performance (prior to December 31, 2012) was crystallized at a performance multiple of 26%, representing two-thirds of the three year performance period. Future performance (after December 31, 2012) was measured against revised metrics that were aligned with the new strategy. This approach was adopted to provide appropriate compensation for the completed portions of the awards, while ensuring that the compensation program continued to be aligned with the Company's new priorities.

The remaining one-third of the 2011 PSU grant vested based on performance against the annual corporate performance metrics for the 2013 performance year. These metrics are the same metrics that are discussed in the section titled "Corporate Objectives and 2013 Results" on page 61, and the HRC determined that the final corporate score for the variable pay plan would be 100% of target for the 2013 performance year. Combining the score of 26% for the first two years of this grant, with the score of 100% for the final year of this grant, results in a calculated performance score of 51%. The HRC then applied discretion to increase the final

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score to 67%. The HRC felt this was an appropriate assessment because of the Company's significant success in achieving the strategic priorities for the year and the strong positive impact that these successes will have on Talisman's long-term performance. Applying this discretion resulted in a combined total additional payout of $281,285 for the three affected Named Executive Officers (Mr. Smith, Mr. Blakeley and Mr. Rooney).

Note that the value of the final settlement of this award will also reflect the changes in share price since the time of the grant, from $23.45 to the final settlement price of $11.395, and additionally, the PSUs only accounted for 50% of the LTIP grant, with the other portion being stock options that are currently out of the money. As a result, the 67% PSU payout score resulted in a total payout of 23% of the initial expected LTIP grant value provided to Executive Officers in 2011.

2011 PSU Performance Multiple = (26% times 2/3) plus (100% times 1/3) = 51%
 HRC applied discretion recognizing strategic achievements to adjust the final score to 67%

Metrics and Performance Range for 2012 PSU Grant

Similar to the treatment of the 2011 PSU grant, the assessment of performance for the first one-third of this grant was crystallized at a performance multiple of 18% (representing performance prior to December 31, 2012), and the remaining two-thirds of this grant) are being measured against the performance metrics for the 2013 and 2014 performance years.

2012 PSU Performance Multiple = (18% times 1/3) plus (100% times 1/3) plus (2014 performance times 1/3)

Metrics and Performance Range for 2013 PSU Grant

For the Executive Officers, excluding the CEO, the 2013 LTIP grant consisted entirely of PSUs. For the 2013 PSU grant for Executive Officers, the HRC approved several changes to the metrics, vesting and range of the performance factor. These PSUs will be evaluated over a three-year performance period. The HRC will assess the PSU performance against the annual CEO (Company- level) performance agreements. One-third of the PSU grant will be evaluated against each of the three annual performance agreements during the three-year performance period. All PSUs will vest and be settled on the third anniversary of the grant date. For clarity, each portion of the grant will track shareholder experience for the entire three-year performance period. For the PSUs granted in 2013, the vesting performance factor can range from 50%-150% of the number of PSUs granted.

As discussed above in relation to the 2011 PSU grant, the metrics that were used for the 2013 performance year of this grant are the same metrics that are discussed in the section titled "Corporate Objectives and 2013 Results" on page 61, and the HRC determined that the final corporate score for the VPP would be 100% of target for the 2013 performance year. This corporate score will be applied to one-third of the 2013 PSU grant.

The remaining two-thirds of the 2013 PSU grant will vest based on performance against the performance metrics for the 2014 and 2015 performance years. The annual metrics for 2014 have been set to incentivize employee performance to set a stable foundation for implementing the Company's new strategy, and have been outlined in the section titled "Corporate Metrics for the 2014 Performance Year" on page 68.

Metrics and Performance Range for 2014 PSU Grant

For the Executive Officers, excluding the CEO, the 2014 LTIP grant will consist entirely of PSUs. Following an extensive review of the long-term incentive plan during 2013, the HRC adopted the following metrics for use in the PSU plan:

i)
50% weighting to relative TSR (measured by the price in Canadian dollars on the TSX) against Canadian Exploration and Production Companies (using the S&P/TSX Composite Index Oil & Gas Exploration & Production, Sub Industry).

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ii)
50% weighting to the average of three years of VPP corporate performance score during the performance period.

The relative TSR measure increases pay-for-performance alignment and recognizes the Company's performance against industry peers. The use of annual corporate performance scores in the plan recognizes that, while the Company has made significant positive progress in its transition to the new strategy, Talisman is still a company that is navigating a transition, and strong achievement of strategic objectives during this transition is critical for the Company's future success.

These PSUs will vest at the conclusion of a three-year performance period, based upon corporate performance against these metrics. The value of this settlement will be determined by the share price at the time of settlement, and the vesting performance factor. The vesting performance factor can range from 0%-200% of the number of PSUs granted.

Payout Formula for Relative TSR

Talisman's relative TSR performance against the peer index will be based upon the three-year performance period from January 1, 2014 to December 31, 2016. The performance score will be based on Talisman's annualized relative TSR versus the index, and scores will range from 0% for performance at (or lower than) 20% below the index, to 200% for performance that is at (or higher than) 20% above the index, with linear interpolation for all points between.

Restricted Share Units (Share-Based Awards)

Talisman has a senior employee Restricted Share Unit ("RSU") plan whereby the HRC can approve grants of RSUs on a select basis to attract and/or retain senior employees with the knowledge, experience and expertise required by Talisman. The RSU plan is not an annual component of an Executive Officer's compensation package.

RSUs are notional share equivalents with the value of the Company's underlying Common Shares. RSUs fully vest after three years from the grant date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs").

RSUs are settled in cash at the end of the vesting period based on the fair market value, defined as the average of the closing prices of the Common Shares on the TSX over the previous five trading days, multiplied by the number of vested RSUs.

The RSU plan provides that, if an Executive Officer voluntarily resigns or is terminated for cause during the vesting period, the RSUs and any dividend equivalent RSUs will be cancelled and no payment will be made. In the event of a change of control prior to the end of the vesting period, all RSUs and dividend equivalent RSUs in respect thereof vest on the date of such change of control.

Executive Deferred Share Units

In December 2011, the HRC approved an Executive Deferred Share Unit Plan to promote greater alignment of long-term interests between executives and shareholders of the Company, in a tax efficient manner, and to support executives in reaching their share ownership guidelines. This is achieved by allowing executives to choose to receive a portion of future variable pay plan awards

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(up to 100% of the award) in the form of deferred share units, which represent a notional investment in Talisman Common Shares, rather than as an immediate cash payment.

The Executive Officers' December 2012 election applied towards their 2013 variable pay, with the grant of EDSUs pursuant to those elections to be made in April 2014. Mr. Kvisle has indicated that he will take 100% of his variable pay plan awards in the form of EDSUs each year; to this end he has taken his variable pay payouts for the 2012 and 2013 performance years in the form of EDSUs, and he has elected to take his variable pay payout for the 2014 performance year in the form of EDSUs.

Mr. Kvisle has also elected to receive 25% of his base salary, along with the value of some perquisite items that he would have otherwise received, in the form of EDSUs which will be granted quarterly in arrears. Mr. Kvisle will not participate in the Company's pension plan for executive officers, but will instead receive, on an annual basis, EDSUs of a value equal to the incremental compensatory value he would have accrued had he participated in the executive pension plan.

Performance-Based Executive Deferred Share Units

Overview

Mr. Kvisle receives his LTIP awards in the form of performance-based EDSUs. The performance-based EDSUs will become eligible to vest based on a one-year performance period. Vesting eligibility will be assessed by the HRC based on performance in relation to the objectives set out in Mr. Kvisle's annual performance agreement. Performance-based EDSUs that have become eligible to vest in a particular year will be paid out at the later of:

i)
the date when Mr. Kvisle ceases to be an employee of the Company; and

ii)
the date when Mr. Kvisle ceases to be a director of the Company (if he continues as a member of the Board following his term as CEO).

Mr. Kvisle will be subject to a post-retirement ownership requirement, where he will be required to hold one Common Share for each vested performance-based EDSU that he receives, up until the third anniversary of the date of grant date respective to that performance-based EDSU, net of taxes. This requirement is intended to ensure that each performance-based EDSU will track shareholder experience for at least three years from date of grant. Performance-based EDSUs that have been deemed by the HRC to be ineligible to vest, following their one-year performance period, are forfeited and cancelled. The vesting performance factor for performance-based EDSUs can range from 50%-150% of the number of performance-based EDSUs granted.

Assessment of the 2012 and 2013 Grants

The metrics that were used for the 2013 performance year of the grants are the same metrics that are discussed in the section titled "Corporate Objectives and 2013 Results" on page 61. The HRC determined that the final corporate score for the variable pay plan would be 100% of target for the 2013 performance year. The HRC approved the settlement of Mr. Kvisle's 2012 new hire award of performance-based EDSUs and Mr. Kvisle's 2013 annual LTIP award of performance-based EDSUs at this level with no additional discretion applied. These vested performance-based EDSUs are subject to the post-retirement ownership requirement referenced above.

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Benefits, Savings and Pension

  Executive Officers are eligible for Company-paid executive benefits to attract and retain high quality talent.

In order to attract and retain high quality talent, Executive Officers are eligible for Company-paid executive benefits, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental, and pension plans. Pensions are intended to recognize service with Talisman, providing an income during retirement when the Executive Officer is no longer earning income from employment (refer to page 84 for specific details on pension arrangements). In addition to the above Company provided benefits, Executive Officers may contribute 5% of their annual base salary and variable pay towards Talisman's savings plan, and contributions are then matched by the Company. All funds from Talisman's savings plan are invested in Talisman Common Shares.

Perquisites

Executive Officers are eligible to receive direct or indirect personal benefits which are not generally available to all employees. Perquisites remain reasonable and competitive with market practices. While perquisites generally comprise a relatively small percentage of overall total compensation, it is a prevalent practice among Talisman's Canadian peer group to maintain some level of perquisites.

The current value of the perquisite program is $35,000 which is competitive and in line with the market. This program supports the needs of the Executive Officers for increased flexibility and is more efficient to administer.

Termination and Change of Control Benefits

  In 2012, the form of employment contract for future Executive Officers was revised to require termination following a change of control for executives ("double-trigger") for the termination benefits to become payable. The revised contract also includes non-competition and non-solicitation provisions as well as an intellectual property provision.

Employment contracts contain change of control and termination provisions designed to retain Executive Officers in certain circumstances and promote continuity of management. Employment contracts allow for the payout of severance benefits to an Executive Officer if his or her employment is terminated within one year following the occurrence of specified events. The practice of including change of control provisions in executive employment contracts is consistent with industry peers and is influential in attracting and retaining executive talent. Refer to page 86 for more details on "Employment Contracts and Termination".

Effective January 1, 2012, executive contracts for future Executive Officers were revised to require termination following a change of control for executives ("double-trigger") for termination benefits to become payable. The revised contract also includes non-competition and non-solicitation provisions as well as an intellectual property provision.

Executive Share Ownership Guidelines

  In 2014, share ownership guidelines were increased to 5x annual base salary for the CEO and to 3x annual base salary for the CFO and operations Executive Officers.

Talisman has executive share ownership guidelines to support Talisman's belief that share ownership aligns the interests of Executive Officers with shareholders. In calculating ownership, the aggregate value of Common Shares owned (including beneficial ownership), and the value of all unvested RSUs, vested and settled PSUs and allocated EDSUs are included. The value of stock options (vested or unvested) and unvested PSUs are not included in the calculation.

Executive share ownership guidelines were increased for 2014 to the following levels:

Position	Required Share Ownership

President and Chief Executive Officer	5x annual base salary

Operations Executive Officers	3x annual base salary

Chief Financial Officer	3x annual base salary

Other Executive Officers	2x annual base salary

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Individuals are provided up to five years from his or her appointment to an executive position to reach the minimum required level of ownership. For the Executive Officers that had their ownership guidelines increased for 2014 (Mr. Kvisle, Mr. Smith, Mr. Blakeley and Mr. Warwick), the deadline to meet the requirement was extended by two years from the later of their prior deadline or date of the amendment, with the caveat that the deadline could not be extended to more than five years from the date of amendment. In determining an executive's ownership position, the market value of Talisman's Common Shares owned by the Executive Officer is determined as the higher of purchase price or the closing price on the TSX on the last trading day of the year.

See page 83 for further information on share ownership levels of Executive Officers.

In order to support Executive Officers in reaching their share ownership guidelines, in December 2011, the HRC approved the Executive Deferred Share Unit Plan. Further information on the EDSU Plan is provided on page 75.

CEO Compensation

  The compensation values of Mr. Kvisle's rewards are aligned to the market median of Talisman's executive compensation peer group, in line with the Company's executive compensation philosophy. The pay mix of the rewards is more focused on long-term incentives, placing greater emphasis on long-term pay-for-performance.

Mr. Kvisle's rewards are aligned to the market median of Talisman's executive compensation peer group, in line with the Company's executive compensation philosophy. Mr. Kvisle's pay mix of rewards is slightly more focused on long-term incentives than is market norm, placing greater emphasis on share price performance. Mr. Kvisle's annual base salary is $1,300,000; 75% of this amount is taken in cash, while the other 25% is taken in the form of EDSUs, granted quarterly in arrears. Mr. Kvisle also receives EDSUs in lieu of some perquisite items that he would have otherwise received. Mr. Kvisle's variable pay target is 110% of salary, and he elected to take his variable pay payouts for the 2012, 2013 and 2014 performance years in the form of EDSUs. Mr. Kvisle's LTIP target is 450% of salary, and his LTIP grant is in the form of performance-based EDSUs as this vehicle will continue to be appropriate should he continue as a member of the Board following his term as President and Chief Executive Officer.

Mr. Kvisle does not participate in the Company's pension plan for executive officers. At the end of each year, he is granted EDSUs of a value equal to the incremental compensatory value he would have accrued had he participated in the executive pension plan.

Summary of Discretion Applied in 2013

As discussed on page 56, the HRC has full discretion on executive compensation outcomes. In 2013 the HRC applied discretion in the following areas, for Named Executive Officers:

Discretion Applied	Rationale	Incremental Cost

Reduced the Corporate VPP multiplier to 1.0 from the formulaic calculation of 1.03.	• Determined that an overall assessment of "target" performance was more appropriate	$-47,460

Increased the performance score for the 2011 PSU grant from a calculated outcome of 51% of target to 67% of target	• Recognized the strong performance against strategic initiatives that are critical to a successful transition to the new strategy	$281,285

Provided Paul R. Smith with a performance bonus for effectively transitioning to the CFO role	• Exceeded reasonable expectations by successfully transitioning to the CFO role while continuing to support the North America region	$600,000

Provided L. Scott Thomson with a performance bonus for the contributions he made in the first five months of 2013, similar in size to the value of a pro-rated variable pay outcome should he have stayed with the Company	• Recognized strong performance during that time period, along with significant contributions in supporting the CEO transition following Mr. Kvisle's hiring	$199,792

In addition to the above, in early 2014, the HRC determined that Paul R. Smith would be awarded a $400,000 performance bonus in 2014 recognition of his contributions to the Company's dispositions success in 2013 and early 2014.

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Performance and Trends in Executive Compensation

The graph below shows what $100 invested in Talisman Common Shares for the period December 31, 2008 to December 31, 2013 would be worth at the end of each of the last five years and compares that to the performance of the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production, and the S&P 500 Oil and Gas Exploration and Production indices. The graph assumes that all dividends are reinvested when paid, and that reinvested dividends are compounded annually.

	At December 31[1]
C$100 Investment in Base Period	2008	2009	2010	2011	2012	2013	Average Annual Return

Talisman Common Shares[2]	100.00	$163.51	$185.76	$111.25	$98.77	$110.86	2.08%

S&P/TSX Composite Total Return Index	100.00	$135.05	$158.83	$145.00	$155.42	$175.61	11.91%

S&P/TSX Oil & Gas E & P Total Return Index	100.00	$142.21	$160.63	$131.67	$116.83	$132.96	5.86%

S&P 500 Oil & Gas E & P Total Return Index[3]	100.00	$123.05	$126.48	$121.07	$122.74	$166.98	10.79%

1.
Or last business day of the year.

2.
Assumes dividends are reinvested.

3.
Converted to Canadian funds.

Link between Company Performance and Executive Compensation

In keeping with Talisman's executive compensation principles, the Company's compensation programs are designed to pay for performance, and a significant portion of Executive Officers' pay is at risk. Salaries are not directly linked to share performance, but are determined by considerations of market compensation levels, individual performance, internal equity and other considerations. Variable pay is based upon an assessment of performance against operational, financial, strategic, safety and individual objectives. While there is not a direct link between variable pay and share performance, the metrics in the variable pay plan are set with the intention that their achievement will create shareholder value. Company performance in 2013 was assessed to be at target and, as a result variable pay awards were paid out near target levels. The realizable value of long-term incentive awards is strongly tied to any increase (or decrease) in the Common Share price, along with the metrics in the PSU plan, which are based upon Company performance. Starting with the 2014 PSU grant, the metrics in the PSU plan measure the Company's total shareholder return relative to other Canadian exploration and production companies, which accounts for 50% of the PSU's performance. This creates a strong correlation between Common Share performance and compensation earned by an individual. Talisman executives have experienced a considerable impact to the market value of their long-term incentives and personal holdings of Talisman Common Shares due to the significant decrease in Talisman's share value during 2011. Excluding the CEO, who was hired in 2012, total realizable pay (sum of salary, actual bonus and accrued value of LTIP) for Named Executive Officers since 2009 has been between

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80% and 85% of their original pay opportunities, and actual realized pay (sum of salary, actual bonus and value of paid LTIP) has been between 50% and 60% of original pay opportunities.

Executive Compensation Tables

The following executive compensation tables summarize, for the periods indicated, the compensation of Talisman's President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, and each of the three most highly compensated Executive Officers. Also included in these tables is L. Scott Thomson, a former Executive Officer of the Company. Collectively, these individuals are referred to in this section as the Named Executive Officers ("NEOs"). Figures are reported in Canadian dollars unless otherwise specified.

Summary Compensation Table

The following table contains the compensation provided to NEOs during the year in which it was earned. Cash compensation is valued at the time that it was paid, long-term incentive compensation is valued at the time that it was granted, and pension amounts are valued at their present value.

Named Executive Officers	Year	Salary[1] ($)	Share-Based Awards[2] ($)	Option- Based Awards[3] ($)	Non-Equity Annual Incentive Plan Compensation[4] ($)	Pension Value ($)	All Other Compensation[5] ($)	Total Compensation[6] ($)

Harold N. Kvisle[7,8]	2013	1,299,996	6,606,001	–	1,558,700	–	78,822	9,543,519
President and	2012	406,253	5,783,632	–	384,313	–	27,220	6,601,418
Chief Executive Officer

Paul R. Smith	2013	685,000	2,260,506	–	1,213,289	642,300	51,986	4,853,081
Executive Vice-President,	2012	681,250	1,507,503	502,513	405,344	588,600	80,027	3,765,237
Finance and Chief Financial Officer	2011	680,416	884,946	877,515	325,850	469,300	89,965	3,327,992

A. Paul Blakeley	2013	685,000	2,260,506	–	539,438	451,900	836,891	4,773,734
Executive Vice-President,	2012	678,750	1,485,005	495,014	552,333	299,300	1,130,275	4,640,676
Asia-Pacific	2011	735,803	884,946	877,515	345,188	416,500	949,210	4,209,162

Paul C. Warwick[9]	2013	695,930	2,260,506	–	587,191	410,000	98,778	4,052,404
Executive Vice-President,	2012	433,314	2,141,252	513,755	272,988	223,500	452,346	4,037,155
Europe-Atlantic

Robert R. Rooney	2013	625,000	1,562,499	–	440,625	433,400	49,497	3,111,021
Executive Vice-President	2012	621,250	1,143,752	381,249	354,113	483,700	69,315	3,053,379
and General Counsel	2011	674,423	756,370	749,973	246,038	388,300	139,830	2,954,934

L. Scott Thomson	2013	285,417	1,849,501	–	199,792	(457,400)	67,744	1,945,054
Former, EVP, Finance	2012	681,250	1,356,751	452,252	476,875	577,500	79,660	3,624,288
and Chief Financial Officer	2011	702,500	884,946	877,515	314,213	485,400	173,910	3,438,484

1.
Amounts reported for 2011 include $15,416, $78,303, $66,923 and $37,500 paid with respect to a one-time payout of unused vacation days in 2011 for Messrs. Smith, Blakeley, Rooney and Thomson, respectively.

2.
The grant date value of PSU, RSU and performance-based EDSU awards is based on the number of units granted multiplied by the average closing price of the Company's Common Shares on the TSX for the five days immediately prior to the grant date. For PSU awards granted in 2011 and 2012, a valuation ratio of 0.75 was applied in order to account for vesting restrictions and performance conditions attached to these grants; this valuation ratio was calculated by an independent consultant (Towers Watson) and was a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

Year Reported	Type of LTIP	NEO Recipients	Grant Date	Price	Valuation Factor

2013	performance-based EDSU	Kvisle	April 1, 2013	$12.314	n/a
2013	PSU	Smith, Blakeley, Warwick, Rooney, Thomson	April 1, 2013	$12.314	n/a
2012	PSU	Smith, Blakeley, Rooney, Thomson	April 2, 2012	$12.700	0.75
2012	performance-based EDSU	Kvisle	February 21, 2013	$12.620	n/a
2012	PSU	Warwick	June 1, 2012	$10.828	0.75
2012	RSU	Warwick	June 1, 2012	$10.828	n/a
2011	PSU	Smith, Blakeley, Rooney, Thomson	April 1, 2011	$23.774	0.75

Share-based awards also includes the value of EDSUs granted to Mr. Kvisle in lieu of the value of some perquisites he would have otherwise received, and in lieu of the compensatory value he would have received if he was participating in the pension plan; these EDSU grants are discussed in footnote 7 below.

For the purpose of accounting and financial statements, Talisman values share-based awards as at the grant date by multiplying the share price by a forfeiture factor based on historical employee turnover. This is adjusted in subsequent periods based on the expected payout relative to target and amortized over the performance period. As such, the accounting fair value changes with each financial statement issued. As at December 31, 2013, the accounting fair value of share-based awards in 2013 to NEOs totaled $22,478,479.

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3.
Option-based award values reflect grant date fair market value using the Binomial Lattice Option Pricing Model; which is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value. The grant date value of option-based awards is based on the number of units granted multiplied by the average of the prior day's high and low price on the TSX multiplied by the binomial factor. As a UK based employee, Mr. Warwick received cash units in 2012, which have all of the same terms as the stock options received by other executives, except that the holder does not have the right to purchase the underlying shares of the Company.

Year Reported	NEO Recipients	Grant Date	Contractual Term (years)	Expected Life (years)	Volatility	Yield	Vesting	Binomial Factor	Grant Price

2012	Smith, Blakeley, Rooney, Thomson	April 2, 2012	10	6.5	29.74%	1.72%	3 year cliff	0.256	$12.485
2012	Warwick	June 1, 2012	10	6.5	29.74%	1.72%	3 year cliff	0.256	$10.675
2011	Smith, Blakeley, Rooney, Thomson	April 1, 2011	10	6.5	34.86%	1.34%	3 year cliff	0.309	$23.920

For the purpose of accounting and financial statements, Talisman reports option awards as of the date of the financial statements and as such, the accounting fair value changes with each financial statement issued. There were no option-based awards granted to NEOs in 2013.

4.
Amounts shown are variable payments related to the performance year indicated, paid the following April.
•
For 2013, Messrs. Kvisle and Rooney elected to receive 100% and 75% respectively, of their 2013 payment in the form of EDSUs; these EDSUs will be granted in April, 2014;
•
For Mr. Smith, 2013 also includes a performance bonus paid in recognition of his effectiveness in transitioning to the CFO role while continuing to assist the North America region ($600,000); and
•
For 2012, Messrs. Kvisle, Smith and Thomson elected to receive 100% of this payment in the form of EDSUs, and Mr. Rooney elected to receive 75% of this payment in the form of EDSUs; these EDSUs were granted on April 1, 2013.

5.
Amounts for 2013 includes perquisites and other personal benefits, the value of the Company's Savings Plan, post-retirement benefits, life, medical, dental and long-term disability insurance premiums paid by the Company, and any service awards. Except for Mr. Blakeley, the perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total annual salary of the Executive Officer. For Mr. Blakeley, this amount includes $755,660 attributable to his ongoing assignment in Asia; the costs are part of his relocation arrangement and are in line with Talisman's normal arrangements for expatriates.

6.
Total compensation reflects value of share- and option-based awards at the time of grant. As at December 31, 2013, the share- and option-based award values are greatly reduced; share-based awards are up to 50% lower, and there is a significant difference in Talisman's share price and the grant prices of the option-based awards.

7.
The amounts shown only reflect compensation payable to Mr. Kvisle as President and Chief Executive Officer of the Company. Prior to becoming the President and Chief Executive Officer of the Company on September 10, 2012, Mr. Kvisle received compensation for his service on the Company's Board. For details on the director compensation received by Mr. Kvisle prior to becoming the President and Chief Executive Officer, please see pages 42 to 46 under "Director Compensation".

8.
Salary and share-based awards amounts for Mr. Kvisle include the value of EDSUs granted:
•
For 25% of his salary in 2012 ($101,566) and 2013 ($324,996);
•
In lieu of the value of some perquisite items he otherwise would have received in 2012 ($6,247) and 2013 ($20,006); and
•
In lieu of the compensatory value he would have received if he was participating in the pension plan in 2012 ($191,206) and 2013 ($735,996).

The grant date value of EDSU awards is based on the number of units granted multiplied the average closing price of the Company's Common Shares on the TSX for the five days immediately prior to the grant date.

		In lieu of salary (reported as salary)			In lieu of perquisites (reported as share-based awards)			In lieu of pension (reported as share-based awards)
Year Reported	Grant Date	Units Granted	Price	Value	Units Granted	Price	Value	Units Granted	Price	Value

2013	February 21, 2014	n/a	n/a	n/a	n/a	n/a	n/a	62,809	$11.718	735,996
2013	January 7, 2014	6,587	$12.334	81,244	406	$12.334	5,008	n/a	n/a	n/a
2013	November 14, 2013	6,518	$12.466	81,253	401	$12.466	4,999	n/a	n/a	n/a
2013	August 9, 2013	7,053	$11.520	81,251	434	$11.520	5,000	n/a	n/a	n/a
2013	April 1, 2013	6,598	$12.314	81,248	406	$12.314	4,999	n/a	n/a	n/a
2012	February 21, 2013	8,048	$12.620	101,566	495	$12.620	6,247	15,151	$12.620	191,206

9.
Mr. Warwick's annual salary is 431,893 GBP. Salary and variable pay amounts for Mr. Warwick have been converted to Canadian dollars using an exchange rate of $1CDN = 0.6210GBP for 2013, and $1CDN = 0.6305GBP for 2012.

The summary compensation table above discloses the value of compensation provided to each NEO for each of the three most recently completed financial years. As previously discussed in the CD&A, excluding the CEO, who was hired in 2012, total realizable pay (sum of salary, actual bonus and accrued value of LTIP) for Named Executive Officers since 2009 has been between 80% and 85% of their original pay opportunities, and actual realized pay (sum of salary, actual bonus and value of paid LTIP) has been between 50% and 60% of their original pay opportunities. This is due to the strong alignment between shareholder value and executive compensation that exists within the compensation programs. The significant decrease in Talisman's share value during 2011 resulted in a significant decrease in the market value of NEO's long-term incentives and personal holdings of Talisman Common Shares.

MANAGEMENT PROXY CIRCULAR       81

Incentive Plan Awards

Outstanding Share-Based Awards & Option-Based Awards

The following table contains the outstanding share-based and option- based awards as at December 31, 2013.

	Share-Based Awards			Option Based Awards
Named Executive Officers	Number of Shares or Units of Shares that have not vested[1] (#)	Market or Payout Value of Share Based Awards that have not vested[2,3] ($)	Market or Payout Value of Share Based Awards not paid out or distributed[4] ($)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money options[5,6] ($)

Harold N. Kvisle President and Chief Executive Officer	936,341	11,563,814	959,120	0	0	–	0

Paul R. Smith Executive Vice-President, Finance and Chief Financial Officer	405,543	5,008,452	413,654	465,200 1,875 134,130 118,340 157,470	11.600 18.330 17.295 23.920 12.485	March 1, 2019 November 15, 2019 March 31, 2020 March 31, 2021 April 1, 2022	348,900 0 0 0 0

A. Paul Blakeley Executive Vice-President, Asia-Pacific	403,068	4,977,891	n/a	100,000 135,000 195,000 201,000 268,000 160,590 132,000 118,340 155,120	8.561 14.018 19.693 20.345 18.020 13.255 17.295 23.920 12.485	March 11, 2014 March 8, 2015 March 8, 2016 April 1, 2017 March 31, 2018 March 31, 2019 March 31, 2020 March 31, 2021 April 1, 2022	378,890 0 0 0 0 0 0 0 0

Paul C. Warwick Executive Vice-President, Europe-Atlantic	440,468	5,439,774	n/a	188,290	10.675	May 31, 2022	315,386

Robert R. Rooney Executive Vice-President and General Counsel	300,164	3,707,023	271,036	426,410 164,930 121,360 101,140 119,470	12.160 13.255 17.295 23.920 12.485	October 31, 2018 March 31, 2019 March 31, 2020 March 31, 2021 April 1, 2022	81,018 0 0 0 0

L. Scott Thomson[7] Former, EVP, Finance and Chief Financial Officer	n/a	n/a	486,653	n/a	n/a	n/a	n/a

1.
Aggregate number of PSUs, performance-based EDSUs and RSUs held as at December 31, 2013, including dividend equivalent PSUs, performance-based EDSUs and dividend equivalent RSUs.

2.
Market or payout value of PSUs and performance-based EDSUs that have not vested is determined by multiplying the number of unvested PSUs and performance-based EDSUs, including dividend equivalent PSUs and performance-based EDSUs, by the target (i.e. 100%) performance multiplier, as described on pages 71 to 75, and the closing price of the Company's Common Shares on the TSX on December 31, 2013 ($12.35).

3.
Market or payout value of RSUs that have not vested is determined by multiplying the number of unvested RSUs, including dividend equivalent RSUs, by the closing price of the Company's Common Shares on the TSX on December 31, 2013 ($12.35).

4.
Market or payout value of vested EDSUs is determined by multiplying the number of EDSUs, including dividend equivalent EDSUs, by the closing price of the Company's Common Shares on the TSX on December 31, 2013 ($12.35).
•
Does not include director DSUs Mr. Kvisle received while he was an independent member of the Board (prior to becoming the President and CEO on September 10, 2012).
•
Includes DSUs granted to NEOs as are result of their elections to convert a portion of their annual VPP awards into EDSUs; such amounts represent previous approved VPP awards for which the value has been reported as annual non-equity incentive plan compensation (100% of Mr. Kvisle's 2012 VPP award, 100% of Mr. Smith's 2012 VPP award, 75% of Mr. Rooney's 2012 VPP award, and 100% of Mr. Thomson's 2012 VPP award).

5.
For Mr. Blakeley and Mr. Warwick, represents aggregate number of cash units and stock options held as at December 31, 2013. Mr. Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share appreciation plan) while he was an employee of Talisman Energy (UK) Ltd., previously a wholly owned subsidiary of Talisman Energy Inc.. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.

6.
Value of stock options or cash units is calculated by subtracting the exercise price of the stock option or cash unit from the closing price of the Company's Common Shares on the TSX on December 31, 2013 ($12.35) and multiplying that amount by the number of Common Shares issuable upon exercise of the options or cash units.

7.
Upon resignation on May 31, 2013, 100% of Mr. Thomson's outstanding option-based awards were cancelled, and 100% of Mr. Thomson's outstanding share-based awards were cancelled. Mr. Thomson's EDSUs will be redeemed in accordance with plan terms.

82       TALISMAN ENERGY

Incentive Plan Awards – Value Vested or Earned during the Year

The following table outlines the value of non-equity compensation earned and equity-based awards which vested during the recently completed financial year.

Named Executive Officers	Non-Equity Incentive Plan Compensation-Value Earned During the Year[1] ($)	Share-Based Awards – Value Vested During the Year[2] ($)	Options-Based Awards – Value Vested During the Year[3] ($)

Harold N. Kvisle	1,558,700	0	0
President and Chief Executive Officer

Paul R. Smith	1,213,289	673,646	0
Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley	539,438	662,956	0
Executive Vice-President Asia-Pacific

Paul C. Warwick	587,191	0	0
Executive Vice-President Europe-Atlantic

Robert R. Rooney	440,625	609,491	0
Executive Vice-President and General Counsel

L. Scott Thomson	199,792	673,646	0
Former, Executive Vice-President Finance and Chief Financial Officer

1.
Amounts shown are variable pay related to the 2013 performance year, to be paid in April 2014.

2.
Amounts shown for Messrs. Smith, Blakeley, Rooney and Thomson, include the value of PSUs granted in 2010 that vested in 2013; the value is calculated by multiplying the number of PSUs, including dividend PSUs, by the performance multiple (0.90) and by the average of the high and low price of the Company's Common Shares on the TSX for the trading day immediately prior to the settlement date of March 1, 2013 ($12.825).

3.
The values noted represent the value that would have been realized by the NEO if options or cash units had been exercised on the vesting date. Where the share price on the vesting date was lower than the exercise price of the grant, a zero value is noted. Value is calculated by subtracting the exercise price of the option or cash unit from the closing price of the Company's Common Shares on the TSX and multiplying that amount by the number of Common Shares underlying the options or cash units. None of the option-based awards vested during 2013 have been exercised by the NEOs. The value of these awards, based on the closing price of the Company's Common Shares on the TSX on December 31, 2013, is $0.

Share Ownership Table

The following table lists the value of the equity investments held by the Named Executive Officers as at December 31, 2013. Mr. Smith, Mr. Blakeley and Mr. Rooney currently satisfy the amended ownership guidelines, which are discussed on page 77. The remaining Named Executive Officers are within are within their allotted time period to meet the requirements.

	Restricted Share Units		DSUs			Common Shares		Total Value of Equity Investment
Executive Officer	Units (#)	Value[3] ($)	Units (#)		Value[3] ($)	Units (#)	Value[3] ($)	Value[3] ($)	Share Ownership Requirement (Multiple of Salary)[1]	Current Share Ownership Level	Date to Meet Share Ownership[2]

Harold N. Kvisle	0	0	123,063	[4]	1,663,620	49,128	808,612	2,472,232	5	1.90	March 2019

Paul R. Smith	0	0	33,494		413,657	177,271	2,376,541	2,790,198	3	4.07	March 2016

A. Paul Blakeley	0	0	0		0	270,905	3,682,869	3,682,869	3	5.38	March 2016

Paul C. Warwick	57,328	708,301	0		0	18,945	234,234	942,535	3	1.38	March 2019

Robert R. Rooney	0	0	21,946		271,037	145,139	2,058,103	2,329,140	2	3.73	November 2013

1.
Share ownership requirements as amended by the HRC in 2014; on December 31, 2013 the requirement for Mr. Kvisle was 3x salary, and the requirement for Messrs. Smith, Blakeley and Warwick was 2x salary.

2.
NEOs are provided up to five years from his or her appointment to an executive position to reach the minimum required level of ownership. For the NEOs that had their ownership guidelines increased in 2014 (Messrs. Kvisle, Smith, Blakeley and Warwick), the deadline to meet the requirement was extended by two years from the later of their prior deadline or date of the amendment, with the caveat that the deadline could not be extended to more than five years from the date of amendment.

3.
Reflects the value of Talisman's Common Shares using the higher of the purchase price or the closing price on the TSX on December 31, 2013 ($12.35)

4.
Includes director DSUs Mr. Kvisle received while he was an independent member of the Board (prior to becoming the President and CEO on September 10, 2012).

MANAGEMENT PROXY CIRCULAR       83

Pension Plan Benefits

Effective December 31, 2010, the registered pension plan applicable to Executive Officers hired prior to July 1, 2007 (the "Pre-2007 Registered Pension Plan") was merged into the registered pension plan applicable to Executive Officers hired on or after July 1, 2007 (the "2007 Registered Pension Plan) to create the "Registered Pension Plan". The provisions of the Pre-2007 Registered Pension Plan were incorporated into the Pre-2007 Component of the Registered Pension Plan, while the provisions of the 2007 Registered Pension Plan continued as the 2007 Component of the Registered Pension Plan. The Registered Pension Plan is a funded registered pension plan providing benefits up to the prescribed maximum under the Income Tax Act (Canada).

Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. In 2012 and 2013, such ad hoc increases were not provided with respect to executive service. Pension benefits are not subject to any offsets such as pensions from the Canada Pension Plan or Old Age Security.

Defined Benefit Pension Plans for Executive Officers Hired or Appointed on or after July 1, 2007

Talisman provides Mr. Smith, the Executive Vice-President, Finance and CFO, Mr. Rooney, the Executive Vice-President and General Counsel, and Mr. Thomson, the former Executive Vice-President, Finance and CFO with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

•
The 2007 Component of the Registered Pension Plan; and

•
The 2007 Supplementary Pension Plan, an unfunded non-registered supplementary executive retirement plan which provides pension benefits that exceed the prescribed maximum under the Income Tax Act (Canada). The 2007 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans are effective July 1, 2007 and cover designated Executive Officers hired or promoted on or after that date. Mr. Kvisle, the President and Chief Executive Officer, is not eligible to participate in these plans. As Mr. Warwick, the Executive Vice-President, Europe-Atlantic, is not a Canadian resident, he is not eligible to participate in the 2007 Component of the Registered Pension Plan. The pension benefits that would have been provided to Mr. Warwick from the 2007 Component of the Registered Pension Plan will be provided under the 2007 Supplementary Pension Plan. In addition to the NEOs listed above, three other Executive Officers accrued benefits in these plans during 2013.

The 2007 Component of the Registered Pension Plan and the 2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. The 2007 Supplementary Pension Plan also provides an additional annual accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60, or upon discretionary approval by the Board. To date, the Board has not exercised this discretion. This provision assists Talisman with the attraction and retention of executive talent. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pension accruals after age 60 under the 2007 Supplementary Pension Plan are subject to the approval of the Board.

Defined Benefit Pension Plans for Executive Officers Hired or Appointed prior to July 1, 2007

Talisman provides Mr. Blakeley, the Executive Vice-President, Asia-Pacific, with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

•
The Pre-2007 Component of the Registered Pension Plan; and

•
The Pre-2007 Supplementary Pension Plan, an unfunded non-registered supplementary executive retirement plan which provides pension benefits that exceed the prescribed maximum under the Income Tax Act (Canada). The Pre-2007 Supplementary Pension Plan is secured with letters of credit held in a retirement compensation arrangement trust.

These plans were closed to new participants effective July 1, 2007. Mr. Blakeley was the only Executive Officer who accrued benefits in these plans during 2013.

For Executive Officers, the Pre-2007 Component of the Registered Pension Plan and the Pre-2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years.

84       TALISMAN ENERGY

In 2004, the Company changed the pension accrual rate of the Pre-2007 Supplementary Pension Plan to provide greater flexibility in recognizing and recruiting executives with senior industry experience. The formula provides a pension accrual at a rate of 4% per year for all credited service to the earlier of seven years of participation in the Pre-2007 Registered Pension Plan or 14 years of Company service. For credited service after that date, pension is accrued at a rate of 2% per year. This enhancement provided Mr. Blakeley with an additional 2% accrual for his first 2.26 years of participation in the Pre-2007 Registered Pension Plan.

Mr. Blakeley is also entitled to a pension from the Talisman Energy (UK) Ltd. Pension Life and Scheme (the "UK Scheme") relating to his service prior to becoming an Executive Officer. The UK Scheme provides for an annual pension of 1.9% of the final base salary per year of service. The credited service in the UK Scheme is limited to the period prior to becoming an Executive Officer, but the final base salary reflects service after becoming an Executive Officer. The UK Scheme is payable in British pounds. Early retirement provisions for the UK Scheme are the same as those described above, assuming Company consent is given.

Financial Position of Defined Benefit Plans

Following the methods prescribed by the Canadian Institute of Chartered Accountants ("CICA"), the Registered Pension Plan (reflecting both the Pre-2007 Component and the 2007 Component) has an excess of accrued obligations over assets of US$1,766,000 as at December 31, 2013, representing a decrease of US$238,000 from the unfunded accrued obligations of US$2,004,000 as at December 31, 2012.

The unfunded accrued obligations of the 2007 Supplementary Pension Plan are US$10,099,000 as at December 31, 2013, representing a decrease of US$2,058,000 from the unfunded accrued obligations of US$12,157,000 as at December 31, 2012.

The unfunded accrued obligations of the Pre-2007 Supplementary Pension Plan (including certain members of the defined benefit component of the Employee Pension Plan whose pension benefits exceed the prescribed maximum under the Income Tax Act (Canada) and who are also covered by the Pre-2007 Supplementary Pension Plan) are US$73,747,000 as at December 31, 2013, representing an decrease of US$7,226,000 from the unfunded accrued obligations of US$80,973,000 as at December 31, 2012.

Defined Benefit Plan Table

The following table outlines estimated annual benefits, accrued obligations and compensatory and non-compensatory changes in accrued obligations in 2013 for the Executive Officers under the defined benefit pension plans. The reported values are based on actuarial assumptions and methods that are consistent with those used to calculate the accrued benefit obligation and the net benefit expense disclosed in Talisman's Consolidated Financial Statements.

Named Executive Officers	Years of Credited Service		Annual Benefits at End of Year[1] ($)	Annual Benefits at Age 65[2] ($)	Accrued Obligation at Start of Year ($)	Compensatory Change in Accrued Obligation in Year[3] ($)	Non- Compensatory Change in Accrued in Obligation in Year[4] ($)	Accrued Obligation at End of Year ($)

Harold N. Kvisle[5]	N/A		N/A	N/A	N/A	N/A	N/A	N/A

Paul R. Smith	4.833		166,100	973,700	2,668,500	642,300	(384,600)	2,926,200

A. Paul Blakeley	19.073	[6]	381,600	499,100	7,174,700	451,900	(418,600)	7,208,000

Paul C. Warwick	1.583		35,800	210,400	250,000	410,000	77,300	737,300

Robert R. Rooney	5.167		163,600	391,800	2,317,400	433,400	(52,600)	2,698,200

L. Scott Thomson[7]	N/A		N/A	N/A	3,116,100	(457,400)	(1,140,500)	N/A

1.
Annual lifetime benefit payable at age 60 based on years of credited service and actual Best Average Earnings and Final Average Award at end of year, assuming approval by the Board of the additional annual accrual of 1% for members of the 2007 Supplementary Pension Plan.

2.
Annual lifetime benefit payable at age 65 based on projected years of credited service, Best Average Earnings and Final Average Award at age 65, reflecting base salary rate at end of year and target variable pay, assuming approval by the Board of pension accruals after age 60 under the 2007 Supplementary Pension Plan.

3.
Includes current service cost plus the impact of other compensation-related items such as plan changes and pensionable earnings different than estimated.

4.
Includes interest on the accrued obligation and the impact of changes in assumptions.

5.
Mr. Kvisle is not eligible to participate in the defined benefit pension plans.

6.
Includes 11.74 years of credited service in the UK Pension Scheme.

7.
There is no accrued obligation for Mr. Thomson as at December 31, 2013 because a lump sum of $1,518,200, representing the commuted value of his pension benefits accrued under the 2007 Component of the Registered Pension Plan and the 2007 Supplementary Pension Plan and reflecting an offset amount of $599,300 as a result of granting pension benefits at an accrual rate of 2%, which excludes the additional annual accrual of 1% for retirement on or after age 60 or upon discretionary approval by the Board, was paid to Mr. Thomson in 2013.

MANAGEMENT PROXY CIRCULAR       85

Employment Contracts and Termination

  Effective January 1, 2012, contracts for all future Executive Officers, including those hired in 2012, were revised to require termination following a change of control for executives ("double-trigger") for the termination benefits to become payable. For the next CEO, the severance multiple will be reduced to 2.0x.

Termination Following a Change of Control or Termination Without Cause

As at December 31, 2013, Talisman had employment contracts in place for Executive Officers. These contracts contain provisions for payments upon termination without cause or termination following a change of control. A change of control is deemed to have occurred as a result of any of the following events:

•
Any person, partnership, entity or group acquires direct or indirect, actual or de facto control of Talisman (where "control" means the ability to elect a majority of the Board of Talisman and "group" refers to a combination of persons, partnerships, or entities, or any of the foregoing that act in concert);

•
In the case of Mr. Smith, Mr. Blakeley or Mr. Rooney, there is any acquisition of 30% or more of the Common Shares of Talisman by any person, partnership, entity or group having entitlement to vote in the election of directors of Talisman, any such acquisition shall be deemed to constitute an acquisition of control; in the case of Mr. Kvisle or Mr. Warwick, the threshold is any acquisition of 40% or more of the Common Shares of Talisman;

•
Talisman enters into an amalgamation, arrangement, restructuring, reorganization, merger or consolidation arrangement whereby, or the ultimate effect of which is that, any person, partnership, entity or group, whosoever composed, acquires direct or indirect, actual or de facto control of Talisman;

•
The shareholders of Talisman approve the liquidation, winding up or other dissolution of Talisman; and

•
The shareholders of Talisman approve the sale of all or substantially all of the assets of Talisman.

For Executive Officers hired before 2012, the termination provisions will apply if there is a termination without cause of an Executive Officer by Talisman or by an acquiring company at any time, or at the Executive Officer's election within 12 months after any of the foregoing change of control events. Effective January 1, 2012, contracts for all future Executive Officers, including Messrs. Kvisle and Warwick, were revised to require termination following a change of control for executives ("double-trigger") for the termination benefits to become payable.

Mr. Kvisle's employment contract contains a 2.5x severance multiple under termination without cause or termination following a change of control. For the next CEO, the severance multiple will be reduced to 2.0x.

86       TALISMAN ENERGY

A description of the Executive Officer employment contracts and long-term incentive plans follow, including a summary of potential payments in the event of a termination without cause or following a change of control.

	President and Chief Executive Officer	Executive Officers

Conditions and Obligations of Employment	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company);
•  Non-Compete Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter); and
• Non-Solicitation Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter).	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company);
•  Non-Compete Clause[1] (applicable during the term of employment with the Company and for a period of 12 months thereafter); and
• Non-Solicitation Clause[1] (applicable during the term of employment with the Company and for a period of 12 months thereafter).

Severance Payment

Potential Payments in the event of Termination without Cause or Termination following a Change of Control[2]	• 2.5x annual base salary;
•  2.5x annual target variable pay;
•  Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.	• 2.0x annual base salary;
•  2.0x annual target variable pay;
•  Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and
• Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.

Pension Benefits

	• An award of EDSUs equivalent to the incremental compensatory value of pension benefits that would have accrued for the current year up to the date of notice, plus credit for an additional 2.5 years, had he participated in the pension plan.	• All pension benefits accrued as at the date of notice, plus credit for additional 2.0 years.

If the Executive Officer has not yet attained age 55, he or she shall be entitled to a tax adjusted ("grossed up") lump sum representing the commuted value of the pension benefits calculated using an interest assumption which reflects an income tax rate of 30% on assumed investment income. The gross up is provided as a reasonable offset for the loss of tax deferral due to the payment of a taxable lump sum.

All Executive Officers

Additional Items

• Option to purchase the personally assigned company vehicle[3];
• Lump sum equal to 15% of Severance Payment (above) as compensation for loss of all other benefits[3,4];
• Management termination, legal and tax counselling services; and
• Liability insurance and/or indemnity coverage.

Long-Term Incentives

Termination without Cause	• All unvested stock options vest immediately upon termination and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the termination date, after which time all stock options expire;
• Unvested RSUs, including dividend equivalent RSUs, will vest if the applicable statutory, contractual or common law notice period has not expired at the end of the vesting period; and
• Unvested PSUs, including dividend equivalent PSUs, and unvested Performance-based EDSUs, including dividend equivalent Performance-based EDSUs, will be prorated based on the number of days between the first day of the performance period for such grant and the date on which the Executive Officer ceases to be employed, and shall be eligible to become vested PSUs, or performance-based EDSUs, at the end of such performance period subject to satisfaction by the HRC of the performance conditions relating to such grant.

Change of Control	• All unvested stock options vest immediately; and
• Unvested RSUs, including dividend equivalent RSUs, and unvested PSUs, including dividend equivalent PSUs, vest on the date of the change of control.
• Unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, do not vest on change of control, but do vest on termination without cause within 12 months following a change of control, subject to satisfaction by the HRC of the performance conditions relating to such grant.

1.
Mr. Warwick and all future executive officers have non-compete and non-solicitation clauses; Messrs. Smith, Blakeley and Rooney do not.

2.
Following a change of control, Messrs. Smith, Blakeley and Rooney may receive these benefits by electing to terminate their employment within the following 12 months. Messrs. Kvisle and Warwick, as well as any future executive officers, will only receive these benefits if they are terminated without cause within the 12 months following a change of control.

3.
Mr. Kvisle is not entitled to these benefits.

4.
For all executives hired after January 1, 2012, the calculation of the lump sump for loss of benefits does not include the amounts for i) the annual variable pay target in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid, and ii) the pro rata portion of the annual variable pay target for the portion of the current year up to date of notice. For Messrs. Smith, Blakeley and Rooney, these two amounts are included in the calculation of the lump sum for the loss of benefits.

MANAGEMENT PROXY CIRCULAR       87

The following table reflects the estimated incremental payments Executive Officers would have been entitled to in the event of termination without cause or following change of control on December 31, 2013.

Named Executive Officers	Severance Payment[1] ($)	Benefits ($)	Option-Based Awards (unvested and accelerated)[2] ($)	Share-Based Awards (unvested and accelerated)[3] Change of Control ($)	Share-Based Awards (unvested and accelerated)[4] Termination Without Cause ($)	Pension [5] ($)

Harold N. Kvisle[6]	11,674,500	–	–	11,563,814	11,563,814	–
President and Chief Executive Officer

Paul R. Smith	2,911,250	436,688	348,900	5,008,452	2,787,954	2,060,500
Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley	2,911,250	436,688	378,890	4,977,891	2,767,580	–
Executive Vice-President, Asia-Pacific

Paul C. Warwick	2,911,250	359,625	315,386	5,439,774	3,093,560	1,114,700
Executive Vice-President, Europe-Atlantic

Robert R. Rooney	2,375,000	356,250	81,018	3,707,023	2,126,111	1,614,800
Executive Vice-President and General Counsel

1.
Includes the total value of severance payment as defined in the employment contract. For. Mr. Kvisle, includes $3,419,500 to represent the value of EDSUs that he would receive in lieu of the incremental value of pension benefits over regular resignation or retirement benefits as of December 31, 2013, had he participated in the pension plan. Mr. Warwick's employment contract uses a salary of CAD$685,000 for severance amounts.

2.
Value of all unvested stock options based on the closing price of the Company's Common Shares on the TSX on December 31, 2013 ($12.35).

3.
Value of all unvested RSUs, including dividend equivalent RSUs, unvested PSUs, including dividend equivalent PSUs, and unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, as of December 31, 2013, based on that day's closing price per share of the Company's Common Shares on the TSX ($12.35).

4.
Value of unvested RSUs, including dividend equivalent RSUs, that would vest during the notice period, pro-rated unvested PSUs, including dividend equivalent PSUs, and pro-rated unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, based on the closing price of the Company's Common Shares on the TSX on December 31, 2013 ($12.35).

5.
Incremental value over regular resignation or retirement benefits as of December 31, 2013, including the value of the historically provided, but not guaranteed, ad hoc increases to pensions in payment of about 50% of the rate of increase in the Consumer Price Index, and resulting in total values in the event of termination following a change of control or termination without cause of $3,198,300, $7,410,300, $1,782,600, and $3,463,400 for Messrs. Smith, Blakeley, Warwick and Rooney, respectively. Although historically not provided, for reporting purposes, the values reported assume additional annual accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60, or upon discretionary approval by the Board.

6.
EDSUs that Mr. Kvisle has received in lieu of salary, perquisite and pension amounts are not included in this table as they vested upon date of grant.

88       TALISMAN ENERGY

Termination Following Resignation, Retirement, Death and Termination for Cause

The following table illustrates the action taken for Executive Officers in the event of resignation, retirement, death and termination for cause:

Salary	Salary ends in the event of resignation, retirement, death or termination for cause.

Benefit Programs	Benefit programs end in the event of resignation, death or termination for cause.
Retirement: Life insurance of $150,000, reducing by 20% on the first two retirement anniversaries and a further 10% on the third retirement anniversary; medical coverage continues with lifetime maximum of $50,000 per covered person; dental coverage continues with lifetime maximum of $50,000 per covered person.

Variable Pay	Resignation: Not paid.
 Retirement: Paid in respect of preceding year (if retirement date precedes the date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid at same time as all employees.
 Death: Paid in respect of preceding year (if death precedes the date upon which the variable pay would have been paid) and payment for current year (on pro rata basis) to be paid at same time as all employees.
Termination for Cause: Paid in respect of preceding year (if termination date precedes the date upon which the variable pay would have been paid). No payment for current year.

Long-term Incentives	Resignation: Stock options, cash units, RSUs and PSUs terminate at the close of business on the last business day the Executive Officer is actively at work. Unvested performance-based EDSUs are forfeited.
Retirement: Stock options and cash units vest immediately upon retirement and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the retirement date, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs will be pro-rated based on number of days between first day of performance period for such grant and date of retirement, plus lesser of 365 days and the number of days remaining in such performance period subject to the satisfaction or waiver by HRC of the performance conditions relating to such grant. For the CEO, unvested performance-based EDSUs are forfeited, unless he remains in service to the Company by continuing on the Board, in which case they are pro-rated and vest according to the percentage of the vesting period elapsed, subject to HRC discretion and subject to the satisfaction or waiver by HRC of the performance conditions relating to such grant.
Death: Stock options and cash units vest immediately and a legal representative is entitled to exercise the long-term incentives at any time up to and including the earlier of the expiry date and 12 months after the date of death, after which time all long-term incentives terminate. Unvested RSUs will be pro-rated and vest according to the percentage of vesting period elapsed. Unvested PSUs and unvested performance-based EDSUs will fully vest subject to satisfaction or waiver by HRC of the performance conditions relating to such grant.
Termination for Cause: Stock options and cash units will terminate five days after close of business on the last business day the Executive Officer is actively at work. All RSUs, PSUs and performance-based EDSUs are forfeited.

Pension Benefits	Resignation: Accrued pension paid as a commuted value or a deferred monthly benefit.
 Retirement: Accrued pension paid as a monthly benefit, reduced for commencement prior to age 60.
 Death: Pension equal to higher of actuarial equivalent of commuted value of accrued pension or 50% of accrued pension paid as a commuted value or a monthly benefit.
Termination for Cause: Accrued pension paid as a commuted value.

MANAGEMENT PROXY CIRCULAR       89

The following table reflects the estimated incremental payments Executive Officers would have been entitled to in the event of retirement or death on December 31, 2013.

Named Executive Officers	Option-Based Awards (unvested and accelerated)[1] ($)	Share-Based Awards (unvested and accelerated)[2] Retirement ($)	Share-Based Awards (unvested and accelerated)[3] Death ($)

Harold N. Kvisle	0	0	11,563,814
President and Chief Executive Officer

Paul R. Smith	348,900	4,239,496	5,008,452
Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley	378,890	4,208,935	4,977,891
Executive Vice-President, Asia-Pacific

Paul C. Warwick	315,386	4,336,879	5,105,836
Executive Vice-President, Europe-Atlantic

Robert R. Rooney	81,018	3,175,508	3,707,023
Executive Vice-President, and General Counsel

1.
The value of all unvested Stock Options is based on the closing price of the Company's Common Shares on the TSX on December 31, 2013 ($12.35).

2.
The value of pro-rated unvested RSUs, including dividend equivalent RSUs, and prorated unvested PSUs, including dividend equivalent PSUs and performance-based EDSUs, including dividend equivalent performance-based EDSUs and reflecting credit of one additional year, as of December 31, 2013, based on that day's closing price per share of the Company's Common Shares on the TSX on December 31, 2013 ($12.35). For Mr. Kvisle, this value represents the scenario where he voluntarily resigns as CEO and does not continue in service to the Company as a member of the Board.

3.
The value of pro-rated unvested RSUs, including dividend equivalent RSUs, all unvested PSUs, including dividend equivalent PSUs, and all unvested performance-based EDSUs, including dividend equivalent performance-based EDSUs, based on the closing price of the Company's Common Shares on the TSX on December 31, 2013 ($12.35).

4.
EDSUs that Mr. Kvisle has received in in lieu of salary, perquisite and pension amounts are not included in this table, as they vested upon date of grant.

90       TALISMAN ENERGY

VII.      OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans	91

Employee Stock Option Plan	91

Indebtedness of Directors and Officers	92

Interests of Informed Persons in Material Transactions	92

Shareholder Proposals	93

Additional Information	93

Directors' Approval	93

Securities Authorized For Issuance Under Equity Compensation Plans

The Company has an Employee Stock Option Plan ("ESOP") and a Director Stock Option Plan ("DSOP") pursuant to which it has granted options to purchase Common Shares of the Company. The Company intends to continue to grant options under the ESOP, but does not intend to grant any further options under the DSOP. The ESOP and DSOP (collectively the "Option Plans") are the only equity compensation plans that provide for the issuance of Common Shares from treasury and both have been approved by the shareholders.

The following table provides information as at December 31, 2013 and February 28, 2014, with respect to Common Shares authorized for issuance under the Option Plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options (b)		Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] (c)

Equity compensation plans approved by securityholders	43,285,254	(Dec. 31)	$16.80	(Dec. 31)	50,383,782	(Dec. 31)

	41,853,071	(Feb. 28)	$16.80	(Feb. 28)	51,672,240	(Feb. 28)

Equity compensation plans not approved by securityholders		–		–		–

Total	43,285,254	(Dec. 31)	$16.80	(Dec. 31)	50,383,782	(Dec. 31)

	41,853,071	(Feb. 28)	$16.80	(Feb. 28)	51,672,240	(Feb. 28)

1.
Includes Common Shares remaining available at December 31, 2013 under the DSOP, in respect of which the Company does not currently intend to grant any further options.

Employee Stock Option Plan

The purpose of the ESOP is to promote the interests, growth and development of the Company by providing employees with the opportunity to acquire an increased proprietary interest in the Company. The granting of options only has value to the extent that additional shareholder value is created over time.

As at December 31, 2013, there were 43,285,254 Common Shares, representing 4.18% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 43,756,782 Common Shares, representing 4.22% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP. (There were 41,853,071 Common Shares representing 4.04% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 45,045,240 Common Shares, representing 4.35% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP, as at February 28, 2014.) The number of Common Shares subject to option in favour of any one employee shall not exceed 5% of the total number of Common Shares outstanding at the time of adoption of the ESOP. In total, only 117,270 stock options were granted to non-executive employees in 2013 (representing 0.01% of Common Shares outstanding) as the final quarterly grant of the 2012 stock option program occurred in 2013. No stock-options were granted to any employee as part of the 2013 compensation program.

With the exception of grants to the President and CEO, the Board has delegated to the HRC the authority to grant options pursuant to the ESOP.

MANAGEMENT PROXY CIRCULAR       91

The HRC may designate any permanent employee of the Company (or any of its subsidiaries) as individuals who are eligible to receive option awards under the ESOP. The vesting period of options is set at the HRC's discretion but options generally vest after three years, subject to an early vesting provision in the event of a change of control, upon an employee becoming eligible to retire, or death. The term of an option, while set at the HRC's discretion, shall not extend for a period of more than 10 years from the date upon which it is granted. The grant price of an option is set by the HRC but must not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations on the TSX for the Common Shares at the close of business on that day.

In determining such eligible individuals and the number of Common Shares to be covered by an option, the HRC considers the length of service of each employee and the duties, remuneration and present and potential contribution to the success of the Company by each employee. Options are not transferable and all options may be exercised only by the optionholder, or after his or her death, only by his or her legal representative.

All options include a cash payment feature, which provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender (based on market trading prices the day prior to exercise) exceeds the grant price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders use this feature. The Common Shares subject to any option that is surrendered pursuant to the cash payment feature are available for future options granted under the ESOP, as is the case for options which expire or are cancelled without having been exercised. In March 2010, the Canadian federal budget included significant changes to the taxation of cash-settled stock-based compensation to prevent stock option deductions being claimed by both employer and employee in relation to the same employment benefit. As a result, Talisman introduced a cashless exercise option feature for Canadian employees to assist in the exercise of stock options. It is not anticipated that Canadian employees will utilize the cash payment feature on a go-forward basis.

In addition, under the terms of the Company's standard employee stock option agreement, upon retirement, all unvested options will vest and will expire on the earlier of the expiry date and 24 months after an employee's retirement. Upon resignation, options are terminated on the earlier of the expiry date and the close of business on the last business day of work. In the event employment is terminated with cause, options are terminated on the earlier of the expiry date or on the fifth business day after termination. In the event employment is terminated without cause, unvested options that would vest within the notice period as determined by the Company will vest on the vest date and will expire on the earlier of the expiry date and that date which is six months after the vest date. Options already vested will expire on the earlier of the expiry date or six months following the date that the Company gives notice of termination.

The Board may, without shareholder approval, from time to time, alter or amend the ESOP provided that the maximum aggregate number of Common Shares that may be optioned or issued shall not increase (other than from adjustments due to subdivision, consolidation or reclassification of the Common Shares) and the manner of determining the grant price shall not be altered.

See page 45 of this Circular for information relating to Talisman's Director Stock Option Plan.

Indebtedness of Directors and Officers

No director, proposed nominee for director, officer (nor associates of these individuals), employee, or former director, officer or employee of the Company or any of its subsidiaries is currently indebted to the Company.

Interests of Informed Persons in Material Transactions

The Company is not aware of any material interests, direct or indirect, of any "informed person" of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since January 1, 2013, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or officer of the Company; (b) a director or officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

92       TALISMAN ENERGY

The Company complies with the conflict of interest requirements of the Canada Business Corporations Act on an ongoing basis. Directors and officers are required to disclose to the Company, in writing or by requesting to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, under certain enumerated circumstances. Directors and officers are reminded at least annually of their ongoing statutory requirement to declare their interests in a material contract or a material transaction. The Chairman may, as a result of any disclosures made, require an affected director to abstain from a vote on the relevant matter in accordance with the statutory requirements. In addition, directors must comply with the conflict of interest provisions of the Company's Policy on Business Conduct and Ethics.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting must comply with applicable provisions of the Canada Business Corporations Act. The Company will include a shareholder proposal in the management proxy circular prepared in connection with the annual meeting of shareholders in 2015 provided that such a proposal is received by the Corporate Secretary in the Company's principal executive office on or before December 3, 2014 and provided that such a proposal is required to be included in the Company's management proxy circular pursuant to the applicable terms of the Canada Business Corporations Act.

Additional Information

Additional information related to the Company is available on the Canadian System for Electronic Data Analysis and Retrieval ("SEDAR") at www.sedar.com. Financial information for the fiscal year ended December 31, 2013 is provided in the Company's comparative audited Consolidated Financial Statements and annual Management's Discussion and Analysis ("MD&A").

Copies of this Circular, the Annual Report, which contains the comparative audited Consolidated Financial Statements of the Company and the annual MD&A, any interim financial statements of the Company subsequent to those statements contained in the Annual Report, and the Company's Annual Information Form for the fiscal year ended December 31, 2013, as filed with Canadian securities commissions and with the SEC under Form 40-F, may be obtained without charge by contacting the Corporate and Investor Communications Department, Talisman Energy Inc., Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Directors' Approval

The contents and the sending of this Circular have been approved by the directors of the Company.

C. Tamiko Ohta
Vice President, Legal and Corporate Secretary

March 3, 2014

MANAGEMENT PROXY CIRCULAR       93

APPENDIX A – TERMS OF REFERENCE – BOARD OF DIRECTORS

Roles and Responsibilities

The principal role of the Board of Directors (the "Board") is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day to day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A. Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1.
the Board must ensure that there are long term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

2.
the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.
the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

4.
the Board must approve the CEO's compensation;

5.
the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

6.
the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

7.
the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

8.
the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

9.
the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B. Non-Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1.
the submission of items to shareholders for their approval;

2.
the filling of a vacancy among the directors or in the office of auditor;

3.
the appointment of additional directors;

4.
the issue of securities;

5.
the declaration of dividends;

6.
the purchase, redemption or other acquisition of the Company's own shares;

7.
the payment of certain commissions prescribed by the Act;

8.
the approval of a management proxy circular;

9.
the approval of annual financial statements;

94       TALISMAN ENERGY

10.
the adoption, amendment or repeal of by laws; and

11.
the review and approval of

(a)
the content and filing of the Company's statement of reserves data and other oil and gas information;

(b)
the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

(c)
the content and filing of the Company's report of management and directors on oil and gas disclosure.

C. Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1.
appointment of officers, other than executive officers;

2.
considering the appropriate size of the Board, with a view to facilitating effective decision making;

3.
adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

4.
determining the remuneration of directors and auditors;

5.
reviewing and recommending to shareholders, changes to capital structure;

6.
approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

7.
approving banking, borrowing and investment policies;

8.
determining dividend policy;

9.
developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

10.
approving the holding, location and date of meetings of shareholders;

11.
appointing members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

12.
granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

13.
granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14.
determining the number of directors and recommending nominees for election by the shareholders;

15.
approving amendments to the Company's Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

16.
approving the funding policy for the Company's defined benefit pension plans, including decisions related to surplus withdrawals and contribution holidays;

17.
approving the acquisition or disposition or certain corporate assets; and

18.
appointing the Company's transfer agents and registrars.

D. Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1.
the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

2.
the Audit Committee, to deal with financial reporting and control systems;

3.
the Human Resources Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

MANAGEMENT PROXY CIRCULAR       95

4.
the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting;

5.
the Health, Safety, Environment and Corporate Responsibility Committee, to deal with health, safety and environment matters as well as the Corporate Responsibility Report; and

6.
the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations.

E. Pension Management Committee

The Board of Directors has the authority to establish a Pension Management Committee, comprised of officers of the Company, to deal with employee pension plans and related matters and may delegate powers to such committee (with the exceptions prescribed by the Act). The members of the Pension Management Committee will be appointed by the CEO. The matters to be delegated to the Pension Management Committee and the constitution of such committee are assessed annually or more frequently as circumstances require.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors to be elected at shareholders' meetings is currently fixed at eleven. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Fifty percent of the Directors then in office and in attendance constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Company.

In recognition of its independence, the Board shall have the opportunity to hold discussions without management present upon completion of all meetings of the Board.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

96       TALISMAN ENERGY

APPENDIX B – BY-LAW NO. 2

BY-LAW NO. 2
A by-law relating to certain
procedural requirements for the
election of directors of

Talisman Energy Inc.
(hereinafter referred to as the "Corporation")

MANAGEMENT PROXY CIRCULAR       97

BY-LAW NO. 2

A by-law relating to certain procedural requirements for the election of directors of Talisman Energy Inc.

PART 1
INTERPRETATION

1.1  Definitions

  In this by-law, unless the context otherwise requires:

  (a)
  "Act" means the Canada Business Corporations Act, Revised Statutes of Canada, 1985, chapter C-44, as amended from time to time and any Act that may be substituted therefor, including the regulations under the Act, as amended from time to time;

  (b)
  "articles" means the articles of the Corporation as from time to time amended or restated;

  (c)
  "board" means the board of directors of the Corporation;

  (d)
  "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

  (e)
  "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

PART 2
NOMINATIONS OF DIRECTORS

2.1  Nomination Procedures

  Subject only to the Act and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation at any meeting of shareholders of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

  (a)
  by or at the direction of the board, including pursuant to a notice of meeting;

  (b)
  by or at the direction or request of one or more shareholders pursuant to a proposal or a requisition made in accordance with the provisions of the Act; or

  (c)
  by any person (a "Nominating Shareholder"): (A) who, on the date of the giving of the notice provided for below in this by-law and on the record date for notice of such meeting, is a registered holder or beneficial owner of shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this by-law.

2.2  Timely Notice

  In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation.

2.3  Manner of Timely Notice

  To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must be made:

  (a)
  in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

  (b)
  in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

  In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

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2.4  Proper Form of Timely Notice

  To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must set forth:

  (a)
  as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the number of shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

  (b)
  as to the Nominating Shareholder giving the notice: (A) the number of shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder; (B) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation; and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

  The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

2.5  Eligibility for Nomination as a Director

  No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this by-law; provided, however, that nothing in this by-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

2.6  Delivery of Notice

  Notwithstanding any other provision of this by-law, notice given to the Corporate Secretary of the Corporation pursuant to this by-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

2.7  Board Discretion

  Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this by-law.

ENACTED by the board the 29th day of July, 2013.

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APPENDIX C – SHAREHOLDER RIGHTS PLAN SUMMARY

The following is a summary description of the general operation of the Shareholder Rights Plan (the "Rights Plan").

The Rights – Pursuant to the Rights Agreement, one Right (as defined in the Rights Plan) has been issued in respect of each issued and outstanding Common Share of the Company.

Rights Exercise Privilege – The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is 10 trading days after the commencement or announcement of, or other date determined by the Board of Directors in respect of, a takeover bid to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

The acquisition by a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, of Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time, or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a 50% discount from the market price. The holder will be entitled to purchase that number of Common Shares having an aggregate market price on the date of occurrence of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings and cash flow per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability – Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date. Rights are also attached to such shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, Rights certificates will evidence the Rights, which will be transferable and traded separately from the shares.

Permitted Bid Requirements – The requirements of a Permitted Bid include the following:

1.
The takeover bid must be made by way of a takeover bid circular.

2.
The takeover bid must be made to all holders of Common Shares other than the offeror. The Rights Plan allows a partial bid to be a Permitted Bid.

3.
The takeover bid must not permit Common Shares tendered pursuant to the takeover bid to be taken up prior to the expiry of a period of not less than 60 days and then only if at such time more than 50% of the Common Shares held by shareholders (the "Independent Shareholders") other than the bidder, its affiliates and persons acting jointly or in concert with the bidder have been tendered pursuant to the takeover bid and not withdrawn. The takeover bid must also provide that any Common Shares deposited pursuant to the bid may be withdrawn until taken up and paid for.

4.
If more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposit of Common Shares for an additional 10 business days from the date of such public announcement.

Term – The Rights Plan must be reconfirmed at every third annual meeting of shareholders of the Company after the annual meeting in 2011. If the Rights Agreement is not reconfirmed by resolution of the Independent Shareholders or is not presented for reconfirmation at any such meeting, the Rights Agreement will terminate and the Rights will expire on such date (unless earlier redeemed by the Board of Directors of the Company), provided that the Rights Agreement will not terminate if a Flip-in Event occurs prior to the date of any such meeting.

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APPENDIX D – ADVISORIES

This Circular contains information that constitutes "forward looking information" or "forward looking statements" (collectively, "forward looking information") within the meaning of applicable securities legislation. This forward looking information includes, but is not limited to, statements regarding: business strategy, priorities, plans, goals, objectives and outcomes; and other statements about possible future events, conditions, results of operations or performance. The Company priorities disclosed in this presentation are objectives only and their achievement cannot be guaranteed. The factors or assumptions on which the forward looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward looking information for periods past 2014 assumes escalating commodity prices.

Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward looking information contained in this Circular. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld, including those with respect to shale gas drilling; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations, financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management's estimates or opinions change, except as required by law.

In this Circular, Talisman uses the term "unlocking value" to describe the realization of the value of an asset within Talisman's portfolio that, prior to its full or partial disposition, was not valued at its full market value, as reflected in Talisman's share price and enterprise value. By monetizing the asset through a disposition or joint-venture, the company is able to attribute a market value to the asset that can quantifiably be reflected in Talisman's share price and enterprise value.

Unless otherwise stated, production volumes and reserves estimates are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes and reserve estimates are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Net Proved Reserves" in Talisman's most recent Form 40-F for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Throughout this Circular, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the well head.

Reference to a declaration of "commerciality" with respect to the Akacias field does not imply that full development of the field has been booked as reserves. The term "commerciality" is based upon the term as it is used in the Block CPO-9 license (the "License").

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A declaration of commerciality is a written declaration by the licensees to the state regulator that declares the licensees' unconditional decision to proceed with commercial exploration of a discovery. Upon filing a declaration of commerciality, a discovery becomes a commercial field under the terms of the License.

Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial information in this Circular is presented in accordance with International Financial Reporting Standards (IFRS). IFRS differs from generally accepted accounting principles in the US. See notes to Talisman's Annual Financial Statements for information concerning significant differences between IFRS and US generally accepted accounting principles.

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TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

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  Exhibit 99.2
BY-LAW NO. 2
PART 1 INTERPRETATION
PART 2 NOMINATIONS OF DIRECTORS